
News Corporation
Annual Report 2006
06046958
Imagining the future...

...today

News Corporation

Annual Report 2006


O'CONNOR
#1 NEW YORK TIMES BESTSELLER

MAGAZINES AND INSERTS

United States and Canada
News America Marketing
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard
Gemstar-TV Guide International 41%

BOOK PUBLISHING

United States, Canada, Europe and Australia
HarperCollins Publishers


STAR
PLUS

OTHER

United States
Fox Mobile Entertainment
Fox Interactive Media
- MySpace
- IGN Entertainment
- RottenTomatoes
- AskMen
- FoxSports.com
- Scout
- WhatIfSports
- kSolo
- Fox.com
- AmericanIdol.com

Europe
NDS 74%
Broadsystem Ventures
Convoys Group
London Property News
News Outdoor Group
Mosgorreklama 50%
Balkan News Corporation
Fox Televizija

Australia and New Zealand
FOXTEL 25%
Sky Network Television Limited 44%
National Rugby League 50%
News Interactive
Propertyfinder.com
RealEstate.com 58%

Asia
Hathway Cable and Datacom 26%
China Network Systems
- various



(a) Fox Regional Sports Networks are all 100% owned except for Fox Sports Net South which is 88% owned.

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of News Corporation, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

News Corporation As of June 30, 2006





FILMED ENTERTAINMENT

United States
Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television 50%

Asia
Balaji Telefilms 26%

Latin America
Canal Fox

TELEVISION

United States
FOX Broadcasting Company
MyNetworkTV
Fox Television Stations
- WNYW New York, NY
- WWOR New York, NY
- KTTV Los Angeles, CA
- KCOP Los Angeles, CA
- WFLD Chicago, IL
- WPWR Chicago, IL
- WTXF Philadelphia, PA
- KDFW Dallas, TX
- KDFI Dallas, TX
- WFXT Boston, MA
- WTTG Washington DC
- WDCA Washington DC
- WAGA Atlanta, GA
- WJBK Detroit, MI
- KRIV Houston, TX
- KTXH Houston, TX
- KMSP Minneapolis, MN
- WFTC Minneapolis, MN
- WTVT Tampa Bay, FL
- KSAZ Phoenix, AZ
- KUTP Phoenix, AZ
- WJW Cleveland, OH
- KDVR Denver, CO
- WRBW Orlando, FL
- WOFL Orlando, FL
- KTVI St. Louis, MO
- WDAF Kansas City, MO
- WITI Milwaukee, WI
- KSTU Salt Lake City, UT
- WBRC Birmingham, AL
- WHBQ Memphis, TN
- WGHP Greensboro, NC
- KTBC Austin, TX
- WUTB Baltimore, MD
- WOGX Gainesville, FL



Asia
STAR
- STAR PLUS
- STAR ONE
- STAR Chinese Channel
- STAR World
- STAR Utsav
- Vijay
- Xing Kong
- STAR Chinese Movies
- STAR Movies
- STAR Gold
- STAR News 26%
- Channel [V]
- Channel [V] Thailand 50%
- ESPN STAR Sports 50%
- Phoenix Satellite Television 38%
- ANTV 20%

Latin America
Cine Canal 23%
Telecine 13%

Australia and New Zealand
Premium Movie Partnership 20%

CABLE NETWORK PROGRAMMING

United States
FOX News Channel
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks (15 owned and operated) (a)
- Fox Soccer Channel
- SPEED
- FUEL TV
- FSN
- Fox Reality
- Fox College Sports
- National Sports Partners
- National Advertising Partners
- Fox International Channels
- Fox Sports Net Bay Area 40%
- Fox Pan American Sports 38%
- National Geographic Channel – International 50%
- National Geographic Channel – Domestic 67%
- National Geographic Channel – Latin America 67%
- STATS, LLC 50%

Australia
Premier Media Group 50%

DIRECT BROADCAST SATELLITE TELEVISION

Europe
SKY Italia
- Sky Sport
- Calcio Sky
- Sky Cinema
- Sky TG 24

British Sky Broadcasting 38%
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

United States
The DIRECTV Group 38%

Asia
TATA SKY 20%


THE AUSTRALIAN
BOOMTIME FOR IT PROFESSIONALS
GLOBAL ROAMING ON A BUDGET
WILDLIFE THAT CALLS THE SHOTS

NEWSPAPERS

United States
New York Post

United Kingdom
The Times
The Sunday Times
The Sun
News of the World
TSL Education
love it!
insideout
Travel Magazine

Australia
More than 110 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- mX
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian
- INSIDEout
- donna hay
- Big League
- Sunday Magazine
- ALPHA

Fiji
The Fiji Times
Sunday Times
Nai Lalakai
Shanti Dut

Papua New Guinea
Post-Courier 63%


imagine
opportunity
CLINIC ALL CLEAR
the great Indian laughter challenge
joaquin phoenix reese witherspoon
walk the line

Fiscal 2006 was a year of change, challenge and achievement for News Corporation. We accelerated the transformation of our company from a traditional media company into a major digital player. And we did so while maintaining the competitive edge that has made our more established businesses the leaders in their fields.

Full year results once again speak for themselves – and more loudly than ever. Operating income rose to record levels at nearly all segments of our company, including Direct Broadcast Satellite Television, Cable Network Programming, Television, Filmed Entertainment, Magazines and Inserts, and Book Publishing. Earnings per share from continuing operations rose by 26 percent to 87 cents, its highest level ever.

I could not be prouder of our accomplishments this past year and over the last several record-breaking years. Yet I am even more impressed by the energy and intelligence with which our employees and senior management have grasped the opportunities of the digital revolution – a revolution that holds the promise of changing our world as fundamentally as the Agricultural and Industrial Revolutions. Digital technologies – broadband, mobility, storage and wireless – play to our company's historical strengths: offering consumers the widest possible array of quality content, delivered in ways they prefer.

News Corporation's core mission has always been to provide as many consumers as possible with the highest quality content through the most convenient distribution channels. That was


THE LAST STAND

the strategic imperative behind our entry into the satellite business, and that same imperative now propels us into the digital world. All of the historic constraints inherent in distribution – prohibitive entry costs, hard-to-reach locations, sluggish technology – are being swept away by digital technology. For the first time in media history, complete access to a truly global audience is within our grasp.

No company is better positioned to seize this opportunity than ours. Some boast high traffic but little content. Others have plenty of content but little traffic. Only News Corporation combines high traffic with vast amounts of compelling content. Our situation is unique – and powerful. And we are taking advantage of it.

Last year, we acquired MySpace.com, the Internet's most popular social networking site, as well as the gaming and entertainment site IGN.com and several other smaller, but promising, sites. We launched Fox Interactive Media to oversee these new businesses, to build up our existing web presence and to improve coordination and synergy across all of the company's websites and digital media efforts. As a result, in the space of one year, our company has begun to rival and, in some cases, surpass the Internet elite. FIM sites now rank second in total page views and fifth in unique visitors in the U.S. and reach more than 100 million people per month worldwide. In addition, traffic is up dramatically at most of our pre-existing sites, such as those from our newspapers, cable networks and local TV stations.

Now that we have the traffic, we are thinking creatively and aggressively about how to translate that traffic into rising profits. Revenues from MySpace alone have nearly doubled every four months over the past year. And others are noticing.

Earlier this summer, after the fiscal year-end, we announced a landmark deal with Google to provide search functionality to most of our Internet sites – most importantly MySpace. Google will also become the exclusive text-based advertising provider and has the right of first refusal on all remnant display advertising. With at least $900 million committed to us over four years, this agreement more than pays for the MySpace acquisition. More importantly, it allies us with one of the great companies of the digital age, while signifying our ability to monetize our traffic in ways that make sense for our audience.

This deal is but one way we are generating revenues from our Internet businesses. In just the past few months, we have sharply increased the number and quality of FORTUNE 100 companies buying display ads on our sites, thereby reaping the rewards of higher ad rates. As we focus on growing revenues, we are also intent on improving the user experience for our 120 million-plus users worldwide. MySpace's offerings have expanded more in the past three months than in the previous four years since its creation. We've added streaming video, special comedy clips, free classified ads and instant messaging. In a major deal with Burger King, we made available on MySpace episodes of hit shows like *24*. MySpace is a major driver of traffic to the so-called "Internet 2.0" sites – picture-hosting sites like Photobucket and video repositories like YouTube. There is no reason why we can't replicate that functionality and retain that traffic – and its attendant revenue.

As the most innovative and fearless media company in the world today, we can devise a model that delivers a first class digital experience for our customers and significant revenue for our company.

There is more to this revolution than just the Internet, however. The broader term "digital" better captures the scope of the tremendous change and tremendous possibilities that lie ahead. No less important than online media are mobility and storage, and we are active on both these fronts. Earlier this year we launched Mobizzo, a website that makes available digital content for cell phones and other mobile devices. This is a first for any major media company, and it follows the success of our introduction of the "mobisode," a short, downloadable show based on popular characters and franchises. We are making available music, art, games, video clips and other content – much of it based on popular Fox brands such as *Family Guy*, *American Dad*, *Napoleon Dynamite* and *Ice Age* – that can be purchased and downloaded directly to a mobile device.

With respect to storage, we have made some exciting new deals and introduced some innovative new products. We completed an agreement with Apple to make television content from FOX, FX, SPEED, FUEL TV and the Twentieth Century Fox Television library available at the iTunes Music Store. Customers can purchase and download our content onto their computers or iPods.

The precise business model for sustained profitability from our digital investments is still uncertain at this point. Consequently, in some ways, we are embarking on a period of trial and error. But we are confident that, as the most innovative and fearless media company in the world today, we can devise a model that delivers a first class digital experience for our customers and significant revenues for our company.

To the casual observer, News Corporation's entry into digital media may seem to be a departure from our past business models and practices. But in truth there is fundamental continuity to our approach. We have always sought new markets and new avenues for distribution. Our company launched Australia's first national paper and America's first new television network in 40 years. We helped pioneer the TV DVD market. We upended a decade-and-a-half of received wisdom about what works in the cable news market. Now we are bringing that same innovative, entrepreneurial spirit to the Internet.

We have always grown this company by intelligently managing a mix of businesses in various stages of growth and development. Established businesses produce modest growth yet sizable – and reliable – cash flows. Businesses in the middle stage are the primary growth drivers of the company, delivering strong profit growth. And our youngest efforts are being nurtured and developed by the cash generated by our mature businesses, to allow them to find their footing and realize their potential as the company's future growth drivers.

The importance of our so-called traditional media businesses cannot be overstated however – both as solid performers for our company and as sources of cash flow to build up our next generation of properties. And on both scores, our established businesses performed spectacularly this past year.

Record operating income at our Filmed Entertainment segment was driven by four factors. First, Fox scored some genuine mega-hits at this year's box office. *Ice Age: The Meltdown* has, to date, grossed nearly $650 million worldwide. X-*Men: The Last Stand* scored the strongest Memorial Day opening in box office history and is now approaching $450 million in worldwide gross. *The Devil Wears Prada* – a great example of counter-programming – has so far returned $100 million on a relatively small investment. Last summer's *Fantastic Four* – our newest franchise – did another $330 million at the worldwide box office. And *Walk the Line* was a critical and commercial success, winning three Golden Globes and an Oscar and earning nearly $200 million on a low production cost.

Second, home entertainment performance of recent films remained robust. *Robots, Hide and Seek, Mr. and Mrs. Smith, Star Wars Episode III: Revenge of the Sith*, and also some of the films mentioned above sold well in both the DVD and pay-television markets. In addition, some of our most successful titles from prior years continue to sell strongly, notably *Sideways, Napoleon Dynamite, Alien v. Predator* and *I, Robot*.

Third, Twentieth Century Fox Television remains one of the largest and most successful producers of primetime TV in the business. We launched three new hit shows: NBC's *My Name is Earl*, the number one new comedy of the season, and FOX's *Prison Break* and CBS's *The Unit*, this season's top two new dramas. And lastly, home entertainment sales for our TV content continued to grow, led by strong sales of *The Simpsons, Family Guy* and *24*.

Broadcast television needed a big year to top last year's record shattering ratings performance – and it delivered. For the second year in a row, the FOX network won the ratings race among 18-49 year olds. Once again, *American Idol* led the way, but once again, FOX showed real depth across a range of programming. *Idol* shattered precedent and expectation, growing its audience by 10 percent in its fifth year on the air. This cultural phenomenon has the legs to last many more years, and the brand strength to launch many more shows on its popularity. And it has already helped launch two big hits. *24*, now in its fifth year, posted its best ever performance. And *House*, last year's welcome surprise, became this year's genuine hit, winning its time slot for the season.

In the coming seasons, FOX will remain the premier sports network on U.S. television. We renewed our contracts with Major League Baseball, NFL football and NASCAR all at attractive rates – and, in the case of baseball, at a lower annual cost than the previous deal. We also inked a new deal to broadcast the college football Bowl Championship Series. Sporting events are – along with live news – as close to DVR-proof as programming gets. And the enormous ratings of the World Series and the BCS offer unmatched promotional opportunities for our network lineup.

Our owned-and-operated stations group – comprising 35 stations in the U.S. – logged record market share in the 4th quarter on the strength of network ratings and the popularity of local news. Yet we also moved aggressively to keep ahead of the demands of the market and improve their performance in future years. We worked with station managers to launch new websites and are leveraging those sites to promote films and network shows by making clips available for download by their viewers. We're improving local news coverage by helping local newsgathering teams introduce proven techniques pioneered by FOX News. And we've worked to build up a stronger lineup of syndicated programming.

In Asia, STAR saw operating income and revenues rise on the strength of advertising sales and subscriber growth. In India, enhanced weekend programming at STAR PLUS and new programming launched at STAR ONE boosted ratings. And shortly after the end of the fiscal year, we invested in the launch of a new direct-to-home satellite service called Tata Sky that will capitalize on the rapidly rising middle class in that country.

Our Cable Network Programming segment continued to grow at a torrid pace, solidifying its position as one of the principal growth drivers of our company.

One of the most interesting developments for our broadcast television business this year was the announcement that our 10 non-FOX affiliated stations will get a new face this fall as we launch MyNetworkTV. Formed quickly in the wake of the WB/UPN merger, MyNetworkTV will bring the "telenovela," the most popular television format in the world, to the U.S. for the first time. Produced by Twentieth Television, MyNetworkTV's original new shows will run six nights per week in 13-week seasons without repeats. Our owned-and-operated stations formerly part of the UPN network reach nearly a quarter of the U.S. market. To reach the other 75 percent, we have affiliated with an additional 157 stations.

Our Cable Network Programming segment continued to grow at a torrid pace, solidifying its position as one of the principal growth drivers of our company. The success of these businesses is emblematic of our broader strategy. The elements are simple to understand, if not always easy to implement. First, be willing to ignore or even take on conventional wisdom. Second, invest wisely and early in a new business. Third, be patient as the new effort finds its footing. Fourth, enjoy the growth and profitability as the business matures, but always be thinking about and building the next generation of new channel offerings.

Our cable businesses are today where we hope and expect our Internet businesses to be in the near future. The FOX News Channel set another record for operating income and revenue growth, and has now held the number one position in cable news for 18 straight quarters. High ratings have driven up advertising revenues and the expiration – beginning this October – of our early deals with cable and satellite providers will shortly allow us to renew our carriage agreements at substantially higher rates.

Meanwhile, FX's mix of original programming, compelling syndicated content and first-rate theatrical films continue to lead the entertainment cable market among 18-49 year olds. It is now one of the top five basic cable channels in the U.S., driven by hits like *Rescue Me, The Shield,* and *Nip/Tuck*.

Spanning 49 of the country's top 50 media markets, Fox Sports Networks' 21 owned-or-affiliated regional sports networks today reach more than 85 million homes and continue to thrive on the strength of original local programming, established national shows and strong team and community relationships. With the acquisition of Turner South earlier this year, FSN added 8 million subscribers in six U.S. states.

Even within this segment, our threefold strategy applies. If FX, Fox Sports and FOX News are the established businesses, then SPEED and the National Geographic Channel are the next generation – except, in this case, the next generation is already profitable and growing robustly. Our third generation of channels – Fox Reality, FUEL TV, Fox Soccer Channel and Fox Sports en Español – are being built into the growth drivers of the future.

SKY Italia was profitable for the first time last year and is now our company's fastest growing asset.

Turning to our satellite platforms, SKY Italia was profitable for the first time last year and is now our company's fastest growing asset. Its broad appeal and wide channel offerings have pushed subscriber levels to more than 3.8 million with the lowest churn – below 10 percent – compared to DIRECTV and BSkyB. In fact, the subscriber base has grown every quarter since the service's launch, and the Italian market – with high rates of TV viewership yet the lowest percentage of pay TV penetration in Europe – holds huge potential for future growth. Because a large share of the costs are already fixed, nearly all of this growth will translate directly into profits which we conservatively estimate will reach into the hundreds of millions in coming years.

At DIRECTV, revenues grew by 15 percent, driven by higher revenues per subscriber and nearly 850,000 net new subscribers. The company is introducing new exclusive content that will further differentiate this service from its cable rivals. DIRECTV greatly expanded it's flagship NFL SUNDAY TICKET package and launched the new music show CD USA. Even more exciting, DIRECTV signed a deal with Fox to offer FOX network and FX original content on demand – and, in an industry first, in some cases *before* the shows air. Set to launch next year, this is yet another exciting option customers can't get through conventional cable.

BSkyB, meanwhile, has topped 8 million subscribers and is aggressively branching out into new services. The company turned competitors' heads this year by announcing that it will begin offering free broadband to its customers. And DIRECTV is looking to follow suit, first with broadband video service 2,000-titles strong and later with a full broadband offering for all customers.

Our print businesses – the historic heart of this company – continue to deliver value for our company and shareholders. I have argued that it is much too soon to pronounce the death of print media. Yet real challenges lie ahead. Traditional sources of income like classified advertising are under attack. More ominously, although circulation remains strong at most of our properties, it is declining throughout the industry and survey after survey shows that newspapers are less integral to people's lives with each passing year. Younger consumers prefer alternative means of getting the news, such as reading the online versions of newspapers for free.

Yet the hunger for news and information – for content – is not fading. It is intensifying. And as a content provider, we are well positioned to capitalize on that hunger, provided we are smart about reaching younger consumers in the ways they prefer to be reached. Right now our print businesses have more total readers than they ever have, thanks to the Internet. All of this is to say that, while in a certain sense our digital and Internet efforts are specific and part of a defined segment of our company, in the broader sense our effort to redefine this company for the digital age is being and must be applied to every segment.

This year's results at the Newspaper segment were mixed. A soft advertising market and investments in new color printing plants in the U.K. combined to cause a decrease in operating income overall. Yet revenues increased – particularly at *The Sun*, *The Times* and *The Sunday Times* – and our papers still generate enormous cash flow for our company. *The Times* of London launched an American edition, on sale in the New York metropolitan area and soon to expand elsewhere, furthering its international reach and influence. In Australia, operating income was up on strong advertising sales and higher circulation revenues as a result of our acquisition of QPL.

HarperCollins' income rose on the success of several blockbuster titles, including *The Purpose Driven Life, YOU: The Owner's Manual* and *Freakonomics*. And income rose at our Magazines and Inserts segment on increased demand for in-store marketing products.

Three final points: First, thanks to our improved cash flow and robust balance sheet, we were able to extend and double our stock repurchase program from $3 billion to $6 billion. As the first phase wound down, with more than $2.6 billion repurchased, it became clear to the Board that our stock is still significantly undervalued and thus a terrific investment. The extension of this program represents our fundamental confidence in the strength and strategic direction of this company.

Second, I am pleased to announce two new additions to the News Corporation Board of Directors. José María Aznar, as the President of Spain, enacted a bold array of reforms that catapulted the Spanish economy to the forefront of Europe. His courage as a leader in the war on terror and the effort to liberate Iraq made him one of Europe's great statesmen in this new century. Any company would be lucky to have him. Our company, with its global interests and global reach, can surely benefit from his expertise and counsel. As U.S. Secretary of Education, Rod Paige presided over the development and implementation of the No Child Left Behind Act, the most significant federal education reform in a generation. As Superintendent of the Houston, Texas schools, he put in place tough standards and insisted on system-wide accountability. In both jobs he had the pleasure of seeing his efforts bear fruit as test scores rose and student achievement climbed. His skill as a manager will make his counsel invaluable, and his deep knowledge of education will be an asset for a company whose lifeblood is the literacy of its consumers.

Finally, I was proud and pleased to preside over our company's first major management conference in eight years. "Imagining the Future," held in Pebble Beach, California, was a success in every way. We asked for and received bold new ideas from some of the world's most insightful individuals. We heard from political leaders such as Bill Clinton, Tony Blair, Shimon Peres, John McCain, Al Gore and Newt Gingrich; technology innovators including Craig Venter and Vinod Khosla; entertainers like Bono; and business figures, including Lord John Browne and Terry Semel. They all gave us a lot to think about. More than 250 of our most senior managers left not only refreshed, but challenged and excited about the future of our company.

This has been a year of tremendous change for News Corporation – one of our most adventurous in recent memory. In the course of 50 years, we have invented and reinvented this company to keep up with – and in our best moments, stay ahead of – the times. We haven't always calculated correctly and we won't get everything right going forward. But our track record speaks for itself. And our willingness to think big and boldly has built a media company like no other in the world.

To some in the traditional media business, these are the most stressful of times. But to us, these are great times – the prelude to a new golden age of media. Technology is liberating us from old constraints, lowering key costs, easing access to new customers and markets and multiplying the choices we can offer. For a content company, what could be better?



Rupert Murdoch, Chairman and Chief Executive Officer

Filmed Entertainment

The Filmed Entertainment segment consists of News Corporation's world-famous motion picture and television programming operations.

Fox Filmed Entertainment is a global leader in movie production and distribution and its Twentieth Century Fox Film studio is responsible for some of the top grossing movies of all time, including history's most successful movie, *Titanic*.

In television production, Twentieth Century Fox Television (TCFTV) together with the Company's other TV studios produce and distribute some of the world's most popular television programming.

imagine creativity

- Fox was the first film studio to hit $1 billion in international box office receipts in calendar 2006 thanks largely to the strong performances of *Ice Age: The Meltdown* and *X-Men: The Last Stand*. It was the sixth time Fox crossed the $1 billion barrier internationally.



Capitalizing on a clever marketing campaign, Fox 2000's *The Devil Wears Prada* was a box office success, earning more than $100 million at the box office in its first month in U.S. theaters.

• *X-Men: The Last Stand* debuted in May 2006 with a record $123 million holiday weekend opening. The movie was the first of 2006 to earn more than $200 million at the U.S. box office. Its worldwide gross has since exceeded $440 million.

• Fox Film studios partnered with MySpace to create promotional campaigns for a number of their movies, including Fox Searchlight's *The Hills Have Eyes*, that offered exclusive [illegible] looks, multimedia games, soundtrack [illegible], ring-tone downloads and more.



• *Walk the Line*, a Fox 2000 Pictures release, **won several Golden Globe Awards and a Best Actress Oscar** for Reese Witherspoon **and earned nearly $200 million at the worldwide box office.** Joaquin Phoenix, who played singing legend Johnny Cash in the movie, was nominated for an Academy Award for Best Actor.

• Action superhero movie *Fantastic Four*, Fox's newest movie franchise, debuted at number one in the U.S. in July 2005 with a **$56 million opening weekend.** The movie went on to gross more than $330 million around the world.



TCFTV won orders for 20 new and returning series for broadcast on the five major U.S. networks in the 2006-2007 season.


THEFAMILYSTONE
SENTINEL
FANTASTIC4
WIDESCREEN
the Simpsons

- Twentieth Century Fox Home Entertainment's *Walk The Line* DVD sold more than **3 million copies** in its first day of release.

- TCFTV, News Corporation's main TV production studio, was the largest supplier of television series programming, delivering **seven of the most-watched and critically acclaimed new series** for the 2005-2006 season: *My Name is Earl, How I Met Your Mother, The Unit, Beauty and the Geek* and FOX's *Prison Break, Bones* and *The Loop*.


PRISON BREAK
MOBISODES™ SERIES

- TCFTV remained the **primetime animation leader**, launching new hit *American Dad*, reviving *Family Guy*, returning the fan-favorite *Futurama* and securing additional seasons of *King of the Hill* and *The Simpsons*.

- TCFTV leads the industry in its embrace of mobile technology, creating the mobisode for mobile telephones and producing mobile phone content based on hit TCFTV broadcast series.



Television

News Corporation's Television segment includes the FOX Broadcasting Company, STAR, which develops, produces and broadcasts television programming across Asia, and Fox Television Stations, the Company's 35 owned-and-operated broadcast television stations.



American Idol

- *American Idol's* two-hour finale attracted [illegible]6.4 million viewers, FOX's highest-ever [illegible]ber of total viewers for a night of [illegible]tertainment programming.
- *American Idol* delivered television's biggest [illegible]ences with the number one hour [illegible]nd number one half-hour on television. [illegible]pproximately 580 million votes were cast [illegible] *Idol's* fifth season.

imagine daring



- In its fifth season, FOX hit action series *24*, produced by TCFTV and Imagine Entertainment, continued to attract new viewers, **with 12 percent growth** among Adults 18-49.
- The unscripted series *Unan1mous* was **the number one new series** on television in the 2005-2006 season.


MATT GROENING

In its second season, FOX's hit medical drama, *House*, grew audiences and its season finale delivered the show's **highest ratings** to date.

- FOX continued its reign over the young demos that advertisers covet most. **For the second year in a row, FOX was crowned number one** among Adults 18-49. The network has been number one among Adults 18-34 for seven of the past eight years, and among Teens for 12 of the past 15 years.

- Fox Television Stations (FTS) enjoyed an **exceptional year, growing ratings and dedicated audiences.**


FOX 4
FOX 9 NEWS 5-6pm
FOX 5 NEWS

- During the May 2006 sweeps, Fox Television Stations' 5 a.m. to 9 a.m. news block ranked number one against all affiliate competitors in key adult demographics for the first time ever.
- In fiscal 2006, the Company announced the formation of MyNetworkTV, a new entertainment broadcast television network operated by FTS and Twentieth Television that will launch in September 2006. The new network will feature two hour-long primetime serial dramas, *Desire* and *Secret Obsessions*.

FOX Sports extended its relationship with NASCAR through 2014.


FOX
SPORTS
NASCAR

FOX SPORTS

- FOX Sports was the **top-rated network for sports for the ninth straight year.**
- FOX Sports extended its relationship with NASCAR through 2014, gaining the rights to the Daytona 500 each year.
- In May 2006, **FOX Sports won five Emmy Awards.** Joe Buck, FOX Sports' signature play-by-play announcer, was honored with his sixth Emmy Award.

In Asia, STAR continued its solid growth in fiscal 2006. It secured new distribution deals and showed strong ratings across the region.


antv


10:30
FARHAN





STAR

- In India, **STAR remained the number one cable television network** – a position it has held since 2000. The network attracted nearly 70 million viewers per week, achieving a 28.9 percent share in Hindi speaking markets.
- STAR PLUS's *Kaun Banega Crorepati 2,* the Indian version of *Who Wants To Be a Millionaire,* **broke Indian viewership records in its debut episode** and attracted almost 130 million phone and SMS responses.
- STAR ONE, STAR's newest Hindi entertainment channel, broke into India's top 50 with two exciting new shows – *The Great Indian Laughter Challenge*, the nationwide search for the best comic talent, and *Nach Baliye,* a dance competition featuring popular celebrity couples.
- In China, STAR's flagship general entertainment channel, **Xing Kong, is the number one regional Mandarin channel in Guangzhou,** the capital city of Guangdong province.



Cable Network Programming

News Corp.'s Cable Network Programming segment has become one of the Company's key growth drivers. The segment's operations produce and license programming distributed on cable television systems and direct broadcast satellite platforms in the U.S. Those operations include FOX News Channel, general entertainment network FX, Fox Sports Net, motorsports network SPEED and an investment in the National Geographic Channel.



imagine something for everyone



When Hurricane Katrina struck, FOX News reporters, cameramen and crews fanned out across the Gulf Coast to provide live coverage of the storm and its aftermath. FOX News' committed coverage of the storm averaged 1.8 million Total Day viewers and 2.9 million primetime viewers.

- FOX News Channel remained **the number one cable news network** during fiscal 2006, attracting double the number of primetime viewers as its nearest competitor.
- FOX News Radio celebrated the one-year anniversary of its five-minute news service. Since its launch in June 2005 the network increased coverage to 360 stations.



- **SPEED scored its highest ratings in network history** with strong ratings performances from the *Barrett-Jackson Collector Car Auction* in January 2006 and *NASCAR's Daytona Speedweeks* in February 2006.
- SPEED strengthened its ties with NASCAR, becoming the official home of the *NASCAR Nextel All-Star Challenge,* the *Nextel Pit Crew Challenge* and the *Gatorade Duels* from Daytona Speedweeks.
- SPEED secured a deal with Formula One to provide on-board camera access through SPEEDtv.com for the U.S. Grand Prix. Several of **SPEED's hit series became available for download on the iTunes Music Store as well.**



During fiscal 2006, National Geographic Channel (Domestic) (NGC), which is 67 percent-owned by News Corporation, launched National Geographic High Definition and secured its first major distribution deal with Echostar. NGC was named **the number one network for quality and the number one network to watch in high definition.**



FX grew its ratings amid critical ongoing acclaim for its original drama series, reality series and comedy programming.



- General entertainment network **FX grew its primetime ratings** six percent among Adults 18-49 for the full year amid **ongoing critical acclaim** for its original drama series *The Shield, Nip/Tuck* and *Rescue Me,* the network's new reality series *Black.White.* and returning comedy *It's Always Sunny In Philadelphia*.
- ***Nip/Tuck* was once again the number one basic cable series** in the advertiser-coveted demographic Adults 18-49.
- FX's new controversial unscripted series *Black.White.* premiered as cable television's number one all-time unscripted program with 4 million viewers, including 2.8 million Adults 18-49.

- Three-year-old extreme sports network **FUEL TV now reaches 22 million subscribers.** More than 70 percent of the channel's line-up is original programming that **is now available for download on MySpace,** iTunes, Cinema Now and key mobile carriers.



ROME SDS
globe

Sports Networks (RSNs) **continued to lead** ...Ns have long-term agreements with 21 MLB, ...Big 12, ACC and Pac Ten collegiate conferences.

...Networks Group announced a 20-year agreement with The Big ...eate a nationally distributed Big Ten Channel. The Big Ten Channel will ...football and men's basketball games after its launch in August 2007.

...uring fiscal 2006, **FSN renewed and extended long-term agreements** with MLB's L.A. Angels and Cincinnati Reds and the NBA's Cleveland Cavaliers and Indiana Pacers. The cable network also **completed its acquisition of Turner South,** including its rights to air the games of the NBA's Atlanta Hawks, MLB's Atlanta Braves and the NHL's Atlanta Thrashers.

Direct Broadcast Satellite Television

News Corporation's Direct Broadcast Satellite Television segment consists of SKY Italia, the Company's satellite television broadcaster in Italy. The Company also has significant holdings in leading U.K. pay-TV company BSkyB and the largest satellite broadcaster in the U.S., The DIRECTV Group.



SKY
SKY
SKY
imagine
connecting the world

SKY ITALIA

- SKY Italia continued to expand its services, offering its **3.8 million subscribers** a new personal video recording device, MySKY, more than 160 channels and interactive services and high-definition technology.
- Ninety-five percent of SKY Italia's customers chose SKY's premium packages that include greater film and sports options.
- SKY Italia was **the first Italian television broadcaster to deliver HDTV** in Italy when it broadcast the Champions League final match. SKY Italia also aired all of the 64 FIFA World Cup 2006 matches in HD.

BSkyB increased its number of direct-to-home customers by 389,000 for fiscal 2006.


SKY NEWS
SKY SPORTS HD

BSKYB

- The number of Sky+ households, households with BSkyB's integrated DVR product, grew **by 75 percent** in fiscal 2006, demonstrating the value that customers place on easy-to-use technology.
- **Sky launched Sky HD nationwide in May 2006, and in July 2006 launched Sky Broadband** to offer free high-speed Internet access and Internet phone service to its 8 million customers.
- BSkyB achieved Carbon Neutral status in May 2006, a world first for a major media company, and was recognized as a leader in encouraging environmentally sustainable practices by its employees and customers.
- At the end of fiscal 2006, Sky **secured the key rights to broadcast the FA Premier League games for the next three seasons** – 2007/8 through to 2009/10.



DIRECTV
1 800 DIRECTV
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3rd ATL 10 7:33 NYG 17
4th BAL 7 5:19 IND 7
3rd NYJ 14 3:10 PIT 7
RAIDERS WIN!
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CIN vs JAC
TEN vs MIA
DAL vs STL 4PM
SF vs SEA 4PM
4th DET 7 4:05 GB 10
3rd HOU 14 6:15 KC 7
GAMEMIX 2

DIRECTV

- The DIRECTV Group focused its subscriber building efforts on growing its number of quality subscribers in fiscal 2006.
- DIRECTV launched several new products and services including an enhanced NFL SUNDAY TICKET package featuring **new interactive services and more high definition games.**
- Soon after the end of fiscal 2006, DIRECTV introduced MLB games in HD on 19 regional sports networks and launched a new HD DVR.



Newspapers

News Corporation's Newspaper segment consists of News International, which publishes four national newspapers in the U.K.; News Limited, which publishes more than 110 national, capital city and suburban newspapers in Australia; and the *New York Post* in the U.S.

imagine making a difference

NEWS INTERNATIONAL

- In fiscal 2006, *The Times* recorded the highest full-rate sales in its sector in the U.K. for the 20th consecutive month, recording a 1.2 percent annual increase in circulation.
- Against the competition of format launches of two of its three principal competitors, *The Sunday Times* maintained its circulation share with more than 50 percent of the market.
- *News of the World,* the U.K.'s biggest-selling Sunday paper, increased its share of Sunday tabloid market sales to 38 percent, reaching an average **8.4 million readers every Sunday.**



- *The Sun*, the U.K.'s biggest-selling daily newspaper, held its share of daily tabloid market sales at 34 percent, **reaching 8 million readers every day** – more than its three "red-top" rivals combined.

- Timesonline.co.uk, *The Times* and *The Sunday Times'* growing website, attracted an average of 8 million monthly unique users and **57 million monthly page impressions** in the fourth quarter alone.

- Thesun.co.uk, **grew advertising by 33 percent and audience by 33 percent** in fiscal 2006. Sun Online Bingo, launched in January 2006, had the biggest share of the U.K. online bingo market, while Sun Local, one of the U.K.'s largest classified listings sites, was launched in May 2006.

NEWS.com.au, the flagship brand of News Interactive, experienced 30 percent year-on-year growth in unique visitors.


Sport
Ride 'em Cowboys
Easy street

NEWS LIMITED

- News Interactive purchased a majority interest in realestate.com.au, which owns and operates five leading Australian real estate websites; launched truelocal.com.au, a local business search engine; and relaunched websites for all News Limited metro mastheads.

- Sydney's *The Daily Telegraph* achieved the biggest lift in Monday to Friday circulation of any Australian metropolitan daily, and its stable mate, *The Sunday Telegraph,* remained the country's **biggest-selling paper with 465,000 more daily readers** than its direct competitor.

- The *Herald Sun* in Melbourne remained **Australia's largest-selling daily newspaper** – with nearly 1 million more readers every week than its local rival.

- In Queensland, *The Courier-Mail's* new compact format delivered an immediate and significant circulation boost.

- *mX,* a free afternoon commuter newspaper, launched in Sydney to an average circulation of 95,000 copies each day. The growing daily attracted advertisers hoping to reach *mX*'s young urban readership.

- News Limited's regional newspapers performed well, posting sales increases at *The Townsville Bulletin, The Cairns Post* and *The Gold Coast Bulletin* as well as the Saturday editions of *The Townsville Bulletin,* and *The Cairns Post.*


Telegraph
NEW YORK POST
CHRISTIE HUBBY BEGS...
TAKE ME BACK
PAPER TIGER
THE AUSTRALIAN
Exec Tech
EXECTECH
GLOBAL ROAMING ON A BUDGET
IT TODAY
BOOMTIME

NEW YORK POST

- In fiscal 2006, the *New York Post* maintained an average daily circulation of 685,000 and grew its readership more than 11 percent in the New York area, with **40 percent growth in the important 18-24 demographic.**
- The *New York Post's* Page Six gossip column launched the first-ever *Page Six Magazine*, a full-color, glossy, 76-page section in February 2006. The magazine was well received by the entertainment industry and advertisers alike.

- Celebrating its 40th anniv *The Australian*, recorded

Magazines and Inserts

The Magazines and Inserts segment consists of special-interest publications and free standing inserts, which are promotional booklets containing consumer offers distributed in Sunday newspapers across the U.S. and Canada. The segment also includes in-store marketing products that advertise packaged goods in more than 38,000 stores.



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NEW!
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WITH CHICKEN, RICE & VEGETABLES
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Try Improved PEDIGREE

NEWS AMERICA MARKETING

- In fiscal 2006, News America Marketing's *Smart Source* magazine was again the **most widely circulated** newspaper free standing insert in the U.S.
- Innovations in the in-store marketing arena included the debut of a scented version Shelftalk that makes use of cutting-edge natural polymers to disseminate fragrance throughout supermarket aisles.
- News America Marketing widened its digital reach through SmartSource.com, the company's online couponing service, and through agreements with other online businesses, added **more than 1.5 million registered users** in fiscal 2006.


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TV GUIDE
PROJECT RUNWAY
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On the new season,
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THE LONELINESS OF THE LIBERAL HAWK

TV GUIDE

- News Corporation's 41 percent-owned Gemstar-TV Guide International re-launched its signature *TV Guide* magazine in October 2005 as a **full-sized, full-color magazine.** The magazine reaches more than 16 million readers per issue.

- The TV Guide Channel launched **three new original programs** during the first quarter of calendar 2006, including *Idol Tonight,* an exclusive "pre-show" for FOX's *American Idol.*

- In fiscal 2006, TV Guide Mobile Entertainment launched three product lines and signed carrier agreements with Sprint, Verizon and Cingular. TV Guide Mobile, a television interactive programming guide for mobile devices, offers consumers mobile access to TV Guide's local program listings and viewing recommendations.

THE WEEKLY STANDARD

- The leading political magazine in the U.S., *The Weekly Standard,* hit **all-time highs in circulation and website traffic,** as it continued to play a central role in American political debates.



Book Publishing

The Book Publishing segment principally consists of the operations of HarperCollins, one of the world's leading English-language book publishers. HarperCollins Publishers achieved its ninth consecutive year of record profits, including its most profitable quarter in company history. In all, HarperCollins had 109 books on the *New York Times* bestseller list, with 14 titles hitting number one.

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- HarperCollins' fiscal 2006 performance was driven by strong sales of *The Chronicles of Narnia* by C.S. Lewis, as well as solid sales of *Freakonomics* by Steven D. Levitt and Stephen J. Dubner; John Grogan's *Marley & Me; YOU: The Owner's Manual* by Michael F. Roizen and Mehmet C. Oz; and *A Series of Unfortunate Events: Book the 12th The Penultimate Peril* by Lemony Snicket.

- **HarperCollins continued to lead the publishing industry in digital innovation.** In April 2006, the company announced NewsStand, Inc. as its exclusive vendor to develop a global digital warehouse hosting digital content in multiple formats. The site will house 20,000 backlist titles and is expected to grow by approximately 3,500 new titles each year.


FREAKONOMICS
A ROGUE ECONOMIST EXPLORES THE HIDDEN SIDE OF EVERYTHING
OWNER'S MANUAL
NOW A MAJOR MOTION PICTURE
THE CHRONICLES OF
NARNIA

- HarperCollins' *Beasts of No Nation* by Uzodinma Iweala won the prestigious New York Public Library Young Lions Fiction Award and Los Angeles Times Book Award for First Fiction.

- **HarperCollins Australia was voted 2005 Publisher of the Year** and placed 142 books on bestseller lists in Australia. Worldwide sales of leading cookbook author Donna Hay's books passed one million copies in fiscal 2006.

- **HarperCollins Canada was named Publisher of the Year** at the Canadian Booksellers Association's Libris Awards for the third time in five years.

- Zondervan, HarperCollins' Christian book publishing division, was named Supplier of the Year by Christian bookstores for the third consecutive year. **Six of the top ten bestselling Bibles for 2005 were published by Zondervan**, while its NIV Study Bible was the bestselling Bible for the sixth consecutive year.

Other

News Corporation's Other segment includes Fox Interactive Media, a next-generation media group with an online network of social networking, entertainment, sports and lifestyle websites; NDS Group, the world's leading supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment to television set-top boxes and personal computers; and News Outdoor, the leading out-of-home advertising company.


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GET BLOWN AWAY
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a revolution

FOX INTERACTIVE MEDIA

- Fox Interactive Media (FIM) was formed in July 2005 to manage the growing stable of News Corp.'s websites.
- Early in fiscal 2006, News Corp. made a series of Internet acquisitions including MySpace, **the world's largest social networking site**, which was acquired as part of the purchase of Intermix Media; IGN Entertainment, a network of gaming and entertainment sites including **the number one men's lifestyle site** AskMen and the popular site for movie-goers, Rotten Tomatoes; and Scout, **the top collegiate and pro-sports online network.**
- FIM properties reach **more than 100 million people a month worldwide.** In June 2006, FIM web properties attained 30 billion page views. Soon after the end of fiscal 2006, **MySpace registered its 100 millionth member profile.**

› After the end of fiscal 2006, FIM and Google announced a multi-year search technology and services agreement. Google will be FIM's exclusive search partner and will provide all of FIM's text-based advertising and keyword-targeted ads.

› FIM took action to **protect the safety and privacy of its online consumers** with the enhancement of safety features on MySpace, a series of national PSAs distributed in partnership with the National Center for Missing and Exploited Children and the Advertising Council and a national Internet safety campaign with Common Sense Media and the PTA.

FOX MOBILE ENTERTAINMENT

› In fiscal 2006, Fox Mobile Entertainment formed Mobizzo, a website for mobile phone content, including mobile wallpaper, ring-tones and mobisodes.


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SAMSUNG
Слушайте Samsung X.148
News Outdoor
NDS
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NEWS CORP. EUROPE

- News Outdoor Group operates **more than 70,000 emerging market advertising displays** in more than 200 cities across 12 time zones. Headquartered in Moscow, the group has operations in Bulgaria, Czech Republic, India, Israel, Poland, Romania, Russia, Turkey and Ukraine.
- bTV, News Corp. Europe's Bulgarian national private television station, **is the leader in the Bulgarian TV market** with a 36.3 percent audience share – higher than its two biggest competitors combined.

NDS

- NDS, News Corp.'s 74 percent-owned technology solution company, [illegible] **key new technologies** for middleware, digital video recorders (DVRs), internet protocol television (IPTV) and leading interactive games and gaming applications.
- NDS interactive technologies enabled SKY Italia to launch the first interactive betting platform for the Italian market.

Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,	2006[1]	2005[1]	2004[1]	2003[2]	2002[3]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$25,327	$23,859	$20,802	$17,380	$15,070
Operating income	3,868	3,564	2,931	2,380	176
Income (loss) from continuing operations	2,812	2,128	1,533	822	(7,629)
Net income (loss)	2,314	2,128	1,533	822	(7,691)
Basic income (loss) from continuing operations per share:[4][5]					
Class A	$ 0.92	$ 0.74	$ 0.58	$ 0.33	$ (3.32)
Class B	$ 0.77	$ 0.62	$ 0.49	$ 0.28	$ (2.77)
Diluted income (loss) from continuing operations per share:[4][5]					
Class A	$ 0.92	$ 0.73	$ 0.58	$ 0.33	$ (3.32)
Class B	$ 0.77	$ 0.61	$ 0.48	$ 0.28	$ (2.77)
Basic earnings (loss) per share:[4][5]					
Class A	$ 0.76	$ 0.74	$ 0.58	$ 0.33	$ (3.35)
Class B	$ 0.63	$ 0.62	$ 0.49	$ 0.28	$ (2.79)
Diluted earnings (loss) per share:[4][5]					
Class A	$ 0.76	$ 0.73	$ 0.58	$ 0.33	$ (3.35)
Class B	$ 0.63	$ 0.61	$ 0.48	$ 0.28	$ (2.79)
Cash dividend per share:[4][5][6]					
Class A	$ 0.13	$ 0.10	$ 0.10	$ 0.09	$ 0.08
Class B	$ 0.13	$ 0.04	$ 0.04	$ 0.04	$ 0.03

As of June 30,	2006	2005	2004	2003	2002
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 5,783	$ 6,470	$ 4,051	$ 4,477	$ 3,574
Total assets	56,649	54,692	48,343	42,149	36,898
Borrowings and perpetual preference shares[7]	11,427	10,999	10,509	10,003	9,840

(1) See Notes 3, 6 and 8 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, change in accounting and other transactions during fiscal 2006, 2005 and 2004.

(2) Fiscal 2003 results include the Company's acquisition of WPWR-TV for approximately $425 million. Fiscal 2003 results also include the Company's acquisition of 80% of Telepiu, S.p.A. ("Telepiu") for approximately $874 million. Telepiu was merged with Stream S.p.A., ("Stream") and the combined platform was renamed SKY Italia. As a result of the acquisition, commencing April 30, 2003, the Company ceased to equity account its share of Stream's results.

(3) Fiscal 2002 results include the Company's $6.1 billion write-down of Gemstar-TV Guide and the $958 million Other operating charge for the write-down of the Company's national and international sports contracts. Fiscal 2002 results also include the Company's acquisition of Chris-Craft Industries, Inc. for approximately $5 billion ($2 billion in cash and $3 billion in the Company's Class A common stock, par value $0.01 per share ("Class A Common Stock")) and the sale of its interest in Fox Family Worldwide to The Walt Disney Company ("Disney") for total consideration of approximately $1.6 billion, which resulted in a pre-tax gain of approximately $1.3 billion.

(4) Basic and diluted earnings (loss) from continuing operations per share, basic and diluted earnings (loss) per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the November 12, 2004 one-for-two share exchange in the reincorporation of News Corporation.

(5) Class A Common Stock carry rights to a greater dividend than the Company's Class B common stock, par value $0.01 per share ("Class B Common Stock") through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. See Notes 2 and 20 to the Consolidated Financial Statements of News Corporation for further discussion. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock will cease to carry any rights to a greater dividend than shares of Class B Common Stock. Earnings (loss) per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) are as follows:

For the years ended June 30,	2006	2005[a]	2004	2003	2002
Diluted earnings (loss) per share	$0.72	$0.69	$0.54	$0.31	$(3.12)

(a) In March 2005, the Company's acquisition of the interest of Fox Entertainment Group, Inc. ("FEG") that it did not already own was completed and a total of 357 million shares of Class A Common Stock were issued as consideration.

(6) The Company's Board of Directors currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Company's Board of Directors subsequent to the fiscal year end. The total dividends declared related to fiscal 2006 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. The total dividends declared related to fiscal 2005 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock.

(7) Each fiscal year presented prior to June 30, 2005 includes $345 million of perpetual preference shares outstanding, which were redeemed at par by the Company in November 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of the Annual Report on Form 10-K. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited consolidated financial statements of the Company and related notes set forth elsewhere in this Annual Report.

Reorganization

Effective November 12, 2004, the Company changed its corporate domicile from Australia to the United States and its reporting currency from the Australian dollar to the U.S. dollar ("the Reorganization"). As a result, the Company's accompanying consolidated financial statements are stated in U.S. dollars as opposed to Australian dollars, which was the currency the Company previously used to present its financial statements, and have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

In the Reorganization, all outstanding The News Corporation Limited ("TNCL") ordinary shares and preferred limited voting ordinary shares were cancelled and shares of Class A Common Stock and Class B Common Stock were issued in exchange, respectively, on a one-for-two share basis. The financial statements have been presented as if the one-for-two share exchange took place on July 1, 2003.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of the Company's financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- ***Overview of the Company's Business***—This section provides a general description of the Company's businesses, as well as recent developments that have occurred either during fiscal 2006 or early fiscal 2007 that the Company believes are important in understanding the results of operations and financial condition or to disclose known trends.
- ***Results of Operations***—This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2006. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that have an impact on the comparability of the results being analyzed.
- ***Liquidity and Capital Resources***—This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2006, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2006. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- ***Critical Accounting Policies***—This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying consolidated financial statements and footnotes summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.
- **Television**, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (Of these stations, 25 are affiliated with the FOX network, nine are currently affiliated with the UPN network and one is an independent station. In September 2006, the nine UPN affiliated stations and the independent station will become affiliated with the MyNetworkTV network); the broadcasting of network programming in the United States, and the development, production and broadcasting of television programming in Asia.

- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada.
- **Newspapers**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS Group plc ("NDS"), a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; News Outdoor, an advertising business which offers display advertising primarily in locations throughout Russia and Eastern Europe; Fox Interactive Media ("FIM"), which operates the Company's Internet activities; and Global Cricket Corporation ("GCC"), which has the exclusive rights to broadcast the Cricket World Cup and other related events through 2007.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters followed by DVDs, pay-per-view television, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently. The more successful series are typically released in seasonal DVD box sets and later syndicated in domestic markets and international markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and therefore may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks, and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment formats have been compressing and may continue to change in the future. A reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment. In seeking to manage its risk, the Company has pursued a strategy of entering into agreements to share the financing of certain films with other parties. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights.

Operating costs incurred by the Filmed Entertainment segment include exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; the amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other major studios, such as Disney, DreamWorks, Paramount, Sony, Universal, Warner Bros. and independent film producers in the production and distribution of motion pictures and DVDs. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties which are essential to the success of the Company's filmed entertainment businesses.

In the operation of its businesses, the Company engages the services of writers, directors, actors and others, which are subject to collective bargaining agreements. Work stoppages and/or higher costs in connection with these agreements could adversely impact the Company's operations.

Television and Cable Network Programming

The Company's U.S. television operations consist of the FOX Broadcasting Company ("FOX") and the 35 television stations owned by the Company. The Company's international television operations consist primarily of STAR Group Limited ("STAR").

The television broadcast environment is highly competitive. The primary methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming promotion, in order to sell advertising at profitable rates. FOX competes for audience, advertising revenues and programming with other broadcast networks, such as CBS, ABC, NBC, UPN and The WB, independent television stations, cable program services, as well as other media, including DBS television services, DVDs, video games, print and the Internet. In addition, FOX competes with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country. (See Other Recent Business Developments below for discussion of the announced UPN and The WB network combination and the launch of MyNetworkTV.)

The television stations owned by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the strength of FOX, and, in particular, the primetime viewership of FOX, as well as the quality of the syndicated programs and local news programs in time periods not programmed by FOX.

Generally, the Company's cable networks which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and DBS operators based on the number of its subscribers, net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or DBS operator to facilitate the launch of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and DBS are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks, including the Fox News Channel ("Fox News"), the FX Network ("FX"), and the Regional Sports Networks ("RSNs"), compete for carriage on cable television systems, DBS systems and other distribution systems with other program services, as well as other uses of bandwidth, such as retransmission of free over-the-air broadcast networks, telephony and data transmission. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed within a particular cable television or DBS system. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

In Asia, STAR's programming is primarily distributed via satellite to local cable operators or other pay television platform operators for distribution to their subscribers. STAR derives its revenue from the sale of advertising time and affiliate fees from these pay television platform operators.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2012, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014 and a contract with Major League Baseball ("MLB") through calendar year 2013. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. The profitability of these long-term national sports contracts is based on the Company's best estimates at June 30, 2006 of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at June 30, 2006, a loss may be recorded. Should revenues improve as compared to estimated revenues, the Company will have an improved operating profit related to the contract, which will be recognized over the estimated remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Direct Broadcast Satellite Television

SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new technologies.

During fiscal 2005, competitive DTT services in Italy expanded to include pay-per-view offering of soccer games previously available exclusively on the SKY Italia platform. The Company is currently prohibited from providing a DTT service under regulations of the European Commission. In addition, the Italian government previously offered a subsidy on the purchase of DTT decoders.

SKY Italia's most significant operating expenses are those related to acquiring entertainment, movie and sports programming and subscribers and the production and technical expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

Magazines and Inserts

The Magazine and Inserts segment derives revenues from the sale of advertising space in free standing inserts, in-store promotional advertising, subscriptions and production fees. Adverse changes in general market conditions for advertising may affect revenues. Operating expenses for the Magazine and Inserts segment include paper costs, promotional, printing, retail commissions, distribution expenses and production costs. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers

The Newspapers segment derives revenues from the sale of advertising space and the sale of published newspapers. Competition for circulation is based upon the content of the newspaper, service and price. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in competitors' cover prices and by promotion activities. Operating expenses for the Newspapers segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Newspapers segment's advertising volume, circulation and the price of newsprint are the key uncertainties whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The newspapers published by the Company compete for readership and advertising with local and national newspapers and also compete with television, radio and other media alternatives in their respective locales. Competition for newspaper circulation is based on the news and editorial content of the newspaper, cover price and, from time to time, various promotions. The success of the newspapers published by the Company in competing with other newspapers and media for advertising depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, readership levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors, such as cost, availability of alternative media, circulation and quality of readership demographics.

Book Publishing

The Book Publishing segment derives revenues from the sale of general and children's books in the United States and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Company's releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Company's sales throughout the year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Company is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors' royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The book publishing business operates in a highly competitive market and has been affected by consolidation trends. This market continues to change in response to technological innovations and other factors. Recent years have brought a number of significant mergers among the leading book publishers. The book superstore remains a significant factor in the industry contributing to the general trend toward consolidation in the retail channel. There have also been a number of mergers completed in the distribution channel. The Company must compete with other publishers such as Random House, Penguin Group, Simon & Schuster and Hachette Livre, for the rights to works by well-known authors and public personalities. Although the Company currently has strong positions in each of its markets, further consolidation in the book publishing industry could place the Company at a competitive disadvantage with respect to scale and resources.

Other

NDS

NDS supplies open end-to-end digital technology and services to digital pay-television platform operators and content providers. NDS technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, electronic program guides, digital video recording technologies and interactive infrastructure and applications. NDS' software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment to consumer devices which incorporate various technologies supplied by NDS.

News Outdoor

The Company sells, through its News Outdoor businesses, advertising space on various media, including billboards, street furniture and transit shelters, unique boards, airport transit advertising and in-store point of sale displays in shopping malls and supermarkets. It has outdoor advertising operations primarily in Russia and Eastern Europe.

Fox Interactive Media

The Company sells, through its Fox Interactive Media ("FIM") division, advertising, sponsorships and subscription services on the Company's various Internet properties. Web properties include the social networking site MySpace.com, IGN.com, AmericanIdol.com, Scout.com and Foxsports.com. The Company also has a distribution agreement with Microsoft's MSN for Foxsports.com.

Other Recent Business Developments

During fiscal 2006, the Company broadened its international video distribution agreement with Metro-Goldwyn-Mayer ("MGM") into a worldwide home video distribution arrangement, commencing September 1, 2006 for most territories. The Company released approximately 350 MGM home entertainment theatrical, catalog and television programs internationally in fiscal 2006.

In January 2006, CBS Corporation, owner of the UPN network ("UPN"), and Time Warner Inc., owner of the WB network (the "WB"), announced that UPN and the WB would combine to form a new network, which is expected to launch in September 2006. The Company owns nine major-market television stations that are currently affiliated with UPN. In February 2006, the Company announced it would launch MyNetworkTV, a new primetime program network in September 2006. MyNetworkTV will provide primetime programming to the Company's nine stations that had been affiliated with UPN, the Company's independent station, as well as to numerous affiliate stations. To the extent MyNetworkTV is not successful, the Company's operating results in the Television segment may be adversely impacted.

In May 2006, the Company acquired a regional cable sports channel for approximately $375 million. This channel has rights to the National Hockey League's (the "NHL") Atlanta Thrashers and shares rights to MLB's Atlanta Braves and the National Basketball Association's (the "NBA") Atlanta Hawks with one of the Company's existing regional sports networks.

In July 2006, the Company and an independent third party agreed to acquire TGRT, a national, general interest broadcast television station in Turkey, for approximately $100 million from Ilhas Yahin Holding and other individual shareholders. The closing of this transaction is subject to customary closing conditions, including Turkish regulatory approval.

In August 2006, the Company announced that its FIM division entered into a multi-year search technology and services agreement with Google, Inc. ("Google"), pursuant to which Google will be the exclusive search and keyword targeted advertising sales provider for a majority of FIM's web properties. Under the terms of the agreement, Google will be obligated to make guaranteed minimum revenue share payments to FIM of $900 million based on FIM's achievement of certain traffic and other commitments. These guaranteed minimum revenue share payments are expected to be made over the period beginning the first quarter of calendar 2007 and ending in the second quarter of calendar 2010.

Results of Operations—Fiscal 2006 versus Fiscal 2005

The following table sets forth the Company's operating results for fiscal 2006 as compared to fiscal 2005.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
Revenues	**$25,327**	**$23,859**	**$ 1,468**	6%
Expenses:				
Operating	$16,593	$15,901	$ 692	4%
Selling, general and administrative	3,982	3,697	285	8%
Depreciation and amortization	775	648	127	20%
Other operating charges	109	49	60	**
Total operating income	**$ 3,868**	**$ 3,564**	**$ 304**	9%
Interest expense, net	$ (545)	$ (536)	$ (9)	2%
Equity earnings of affiliates	888	355	533	**
Other, net	194	178	16	9%
Income from continuing operations before income tax expense and minority interest in subsidiaries	**$ 4,405**	**$ 3,561**	**$ 844**	24%
Income tax expense	(1,526)	(1,220)	(306)	25%
Minority interest in subsidiaries, net of tax	(67)	(213)	146	(69)%
Income from continuing operations	2,812	2,128	684	32%
Gain on disposition of discontinued operations, net of tax	515	—	515	**
Income before cumulative effect of accounting change	3,327	2,128	1,199	56%
Cumulative effect of accounting change, net of tax	(1,013)	—	(1,013)	**
Net income	**$ 2,314**	**$ 2,128**	**$ 186**	9%
Diluted earnings per share from continuing operations[1]	$ 0.87	$ 0.69	$ 0.18	26%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2006 and 2005. Class A Common Stock carry rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock.

Overview—The Company's revenues in fiscal 2006 increased 6% as compared to fiscal 2005. The increase was primarily due to revenue increases at the Cable Network Programming, Filmed Entertainment, DBS and Other segments.

Operating expenses for the fiscal year ended June 30, 2006 increased approximately 4% from fiscal 2005, primarily due to increased expenses at the Cable Network Programming segment and acquisitions made by the Newspaper segment and FIM during fiscal 2005 and 2006. The increased operating expenses at the Cable Network Programming segment were due to the acquisition in April 2005 of the Florida and Ohio Regional Sports Networks ("RSNs") and Fox Sports Net, a national sports program service, and higher programming costs at the remaining RSNs and the FX Network ("FX"). In addition, operating results include the consolidation of Queensland Press Pty Ltd ("QPL"), which was acquired in November 2004, within the Newspapers segment and the impact of the internet businesses acquired by the Company in fiscal 2006, collectively referred to as the "FIM acquisitions." These increases were partially offset by reduced operating expenses at the Filmed Entertainment and Television segments. The operating expense reduction at the Filmed Entertainment segment was due to reduced amortization of production and participation costs. The decrease in operating expenses at the Television segment was mainly due to the absence of programming costs for the NFL's Super Bowl and NASCAR's Daytona 500 that were broadcast in fiscal 2005.

Selling, general and administrative expenses increased approximately 8% for the fiscal year ended June 30, 2006 from fiscal 2005, primarily due to the consolidation of the Florida and Ohio RSNs, Fox Sports Net and QPL. In addition, the impact of acquisitions at FIM also contributed to the increase in selling, general and administrative expenses during the fiscal year ended June 30, 2006. Depreciation and amortization expense increased approximately 20% during the fiscal year ended June 30, 2006, when compared to fiscal 2005, primarily due to the amortization of intangible assets acquired on the purchase of the minority interest in the FEG in March 2005, as well as incremental expenses resulting from the FIM acquisitions. Accelerated depreciation recognized on printing plant assets in the United Kingdom also contributed to the increase.

During the fiscal year ended June 30, 2006, Operating income increased 9% from fiscal 2005, primarily due to the revenue increases noted above. The Operating income increase was offset by a $109 million redundancy provision recorded as an other operating charge during fiscal 2006. The redundancy provision, recorded at the Newspapers segment, was related to certain U.K. employees as a result of the Company committing to a reduction in workforce, associated with the development of new printing plants in the United Kingdom.

Interest expense, net—Interest expense, net increased $9 million for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This increase is primarily due to interest on the Company's issuance of $1.0 billion in 6.2% Senior Notes due 2034 and $750 million in 5.3% Senior Notes due 2014 in December 2004 and $1.15 billion in 6.4% Senior Notes due 2035 in December 2005. The increase in interest expense was partially offset by higher interest income.

Equity earnings of affiliates—Net earnings from affiliates for the fiscal year ended June 30, 2006 increased $533 million as compared to fiscal 2005. The improvement for fiscal 2006 was due to an increased contribution from The DIRECTV Group, Inc. ("DIRECTV") on subscriber growth and increased pricing. DIRECTV's results also reflect lower expenses associated with a new set-top receiver lease program, as well as the absence of charges recognized in fiscal 2005 related to the SPACEWAY program and PanAmSat.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
The Company's share of equity earnings (losses) of affiliates principally consists of:				
British Sky Broadcasting Group plc	$369	$ 374	$ (5)	(1)%
The DIRECTV Group, Inc.	246	(186)	432	**
Sky Brasil	23	49	(26)	(53)%
Innova	61	27	34	**
Other DBS equity affiliates	24	5	19	**
Cable channel equity affiliates	68	46	22	48%
Other equity affiliates	97	40	57	**
Total Equity earnings (losses) of affiliates	$888	$ 355	$533	**

** not meaningful

Other, net—

For the years ended June 30,	Footnote reference	2006	2005
		(in millions)	
Loss on sale of Regional Programming Partners	3	$—	$ (85)
Gain on sale of Innova	6	206	—
Gain on sale of China Netcom	6	52	—
Loss on sale of Sky Multi-Country Partners	6	—	(55)
Gain on sale of Rogers Sportsnet	6	—	39
Change in fair value of exchangeable securities[(a)]	10	(76)	246
Other		12	33
Total Other, net		$194	$178

(a) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

Income tax expense—The effective tax rate for the fiscal year ended June 30, 2006 was 35%. The effective tax rate for fiscal 2006 reflects the positive impact of the Company's application of the American Jobs Creation Act of 2004 ("AJCA"). The Company reflected a tax benefit of approximately $126 million in the fiscal year ended June 30, 2006, primarily resulting from the reduction of prior deferred tax accruals relating to the repatriation of foreign earnings at the lower rate of 5.25% under the AJCA.

The effective tax rate for fiscal 2006 was slightly higher than the effective tax rate for fiscal 2005 of 34%, primarily due to the impact of the resolution of foreign income tax audits in fiscal 2005, offset by the impact of the AJCA noted above.

Minority interest in subsidiaries, net of tax—Minority interest expense improved by $146 million for the fiscal year ended June 30, 2006, as compared to the fiscal year ended June 30, 2005. The improvement was primarily due to the acquisition of minority shares of FEG in fiscal 2005.

Gain on disposition of discontinued operations, net of tax—In October 2005, the Company sold its TSL Education Ltd. division ("TSL"), which primarily included *The Times Educational Supplement* publication in the United Kingdom, for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of $381 million, net of tax of $0. In April 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany, for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0. Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statement of operations for the fiscal year ended June 30, 2006.

There is no provision for income taxes related to these transactions as any tax due is offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which, because of the sale of TSL and Sky Radio, can now be utilized. Therefore, there is no resulting tax provision.

Cumulative effect of accounting change, net of tax—Effective July 1, 2005, the Company adopted Emerging Issues Task Force Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("D-108"). D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock), to reduce the intangible balances attributable to its television stations' FCC licenses. This charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statement of operations for the fiscal year ended June 30, 2006.

Net income—Net income increased $186 million for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The increase was primarily due to increases in Operating income, Equity earnings from affiliates, Other income, the Gain on the disposition of discontinued operations, as well as lower minority interest expense, partially offset by the Cumulative effect of accounting change.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2006 as compared to fiscal 2005.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 6,199	$ 5,919	$ 280	5%
Television	5,334	5,338	(4)	—
Cable Network Programming	3,358	2,688	670	25%
Direct Broadcast Satellite Television	2,542	2,313	229	10%
Magazines and Inserts	1,090	1,068	22	2%
Newspapers	4,095	4,083	12	—
Book Publishing	1,312	1,327	(15)	(1)%
Other	1,397	1,123	274	24%
Total revenues	**$25,327**	**$23,859**	**$1,468**	**6%**
Operating income (loss):				
Filmed Entertainment	$ 1,092	$ 1,058	$ 34	3%
Television	1,032	952	80	8%
Cable Network Programming	864	702	162	23%
Direct Broadcast Satellite Television	39	(173)	212	**
Magazines and Inserts	307	298	9	3%
Newspapers	517	740	(223)	(30)%
Book Publishing	167	164	3	2%
Other	(150)	(177)	27	(15)%
Total operating income	**$ 3,868**	**$ 3,564**	**$ 304**	**9%**

** not meaningful

Filmed Entertainment (25% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)
For the fiscal year ended June 30, 2006, revenues at the Filmed Entertainment segment increased $280 million, or 5%, as compared to fiscal 2005. This increase is primarily due to an increase in worldwide theatrical, pay television and free television revenues, partially offset by a decrease in worldwide home entertainment revenues. Theatrical revenues increased primarily due to improved performance and an increase in the number of releases, driven by successful titles including *Ice Age: The Meltdown, X-Men: The Last Stand, Fantastic Four, Walk the Line, Big Momma's House 2* and *Cheaper by the Dozen 2*. Fiscal 2005 theatrical releases included *I, Robot, Alien vs. Predator, Robots, Hide & Seek* and *Sideways*. The increases in worldwide pay television and free television revenues are primarily due to a stronger film lineup, more feature films available during fiscal 2006 and stronger revenues from the returning primetime series *24* and new primetime series *Prison Break* and *My Name Is Earl*. Fiscal 2006 worldwide home entertainment revenues were driven by the worldwide release of *Fantastic Four, Walk the Line, Robots, Kingdom of Heaven* and *Hide & Seek*. Fiscal 2005 included the worldwide home entertainment release of *The Day After Tomorrow, I, Robot, Alien vs. Predator, Garfield, Dodgeball, Man on Fire, Napoleon Dynamite*, the *Star Wars Trilogy* and the distribution fees earned for *The Passion of the Christ*. The film home entertainment decreases were slightly offset by home entertainment revenue from television titles, including *Family Guy* and *24*. Home entertainment revenues generated from the sale and distribution of film and television titles in fiscal 2006 were 76% and 24%, respectively, of total home entertainment revenues.

Operating income at the Filmed Entertainment segment for fiscal 2006 increased $34 million, or 3%, as compared to fiscal 2005. This improvement was due to the revenue changes noted above and lower home entertainment marketing and manufacturing costs, partially offset by higher theatrical marketing costs directly associated with the increased number of releases.

Television (21% and 22% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)
For the fiscal year ended June 30, 2006, Television segment revenue was consistent with fiscal 2005. The Television segment reported an increase in Operating income for the fiscal year ended June 30, 2006 of $80 million, or 8%, from fiscal 2005.

Revenues at the Company's U.S. television operations decreased 1% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The decrease was primarily due to the broadcast of the Super Bowl and Daytona 500 in fiscal 2005, with no comparable events in fiscal 2006. Partially offsetting these decreases is an increase in primetime net advertising revenue as a result of higher primetime ratings, pricing and continued growth in local news programming versus fiscal 2005. Operating income at the Company's U.S. television operations for the fiscal year ended June 30, 2006 increased approximately 11% from fiscal 2005. The increase was mainly due to the absence of programming costs for the Super Bowl and Daytona 500 that were broadcast in fiscal 2005, partially offset by the decreased revenues noted above and by higher programming costs for returning shows, local news expansions, music license fees and new sports programming on the UPN affiliated stations.

Revenues for the fiscal year ended June 30, 2006 at the Company's international television operations increased over fiscal 2005. The increase was primarily driven by higher advertising and subscription revenues. Operating income for the Company's international television operations increased for the fiscal year ended June 30, 2006 over fiscal 2005, primarily driven by increased revenues, as noted above, which were partially offset by increased programming costs associated with the launch of new programming.

Cable Network Programming (13% and 11% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, revenues for the Cable Network Programming segment increased $670 million, or 25%, as compared to fiscal 2005. For fiscal 2006, Fox News, FX and the RSNs revenues increased 13%, 14% and 30%, respectively, from fiscal 2005.

Fox News' advertising revenues increased 5% for the fiscal year ended June 30, 2006 from fiscal 2005, primarily driven by higher pricing and higher volume. Net affiliate revenue increased 7% for the fiscal year ended June 30, 2006, as a result of increases in subscribers and average rates per subscriber from fiscal 2005. As of June 30, 2006, Fox News reached approximately 89 million Nielsen households.

FX's advertising revenues increased 14% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The increase was driven by higher pricing and higher ratings as compared to fiscal 2005. For the fiscal year ended June 30, 2006, net affiliate revenue increased 15% as compared to fiscal 2005, reflecting an increase in average rates per subscriber and DBS subscribers. As of June 30, 2006, FX reached approximately 89 million Nielsen households.

The RSNs' advertising revenues increased 21% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The increase was primarily due to the acquisition of the Florida and Ohio RSNs in April 2005. Also contributing to the increase in revenue was the resumption of NHL games in the second quarter of fiscal 2006 after the cancellation of the 2004-05 NHL season. In addition, there was an increase in overall advertising pricing in fiscal 2006 as compared to fiscal 2005. Affiliate revenues increased 33% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This increase was primarily due to the consolidation of the Florida and Ohio RSNs, the absence of fiscal 2005 allowances related to the cancellation of the 2004-05 NHL season, an increase in DBS subscribers and higher average rates per subscriber.

The Cable Network Programming segment Operating income increased $162 million, or 23%, for the fiscal year ended June 30, 2006, as compared to fiscal 2005. This improvement was primarily driven by the revenue increases noted above, partially offset by higher programming expenses. Programming expenses increased primarily due to the consolidation of the Florida and Ohio RSNs and Fox Sports Net in April 2005 and the programming costs associated with the resumption of NHL games after the cancellation of the 2004-05 season. Also contributing to this increase were newly acquired series and more original programming at FX. In addition, marketing expenses increased at FX due to increased promotion costs for its new original series, as well as returning shows in fiscal 2006.

Direct Broadcast Satellite Television (10% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, SKY Italia revenues increased $229 million, or 10%, as compared to fiscal 2005. This revenue growth was primarily driven by an increase in subscribers over fiscal 2005. During fiscal 2006, SKY Italia added approximately 513,000 net subscribers, which resulted in SKY Italia's subscriber base totaling more than 3.8 million at June 30, 2006. The total churn for the fiscal year ended June 30, 2006 was approximately 314,000 on an average subscriber base of 3.6 million, as compared to churn of approximately 270,000 subscribers on an average subscriber base of 3.0 million in fiscal 2005. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period.

Average revenue per subscriber ("ARPU") for the fiscal year ended June 30, 2006 was over €44. The ARPU for the fiscal year ended June 30, 2006 improved slightly over fiscal 2005 primarily due to a nearly €2 price increase during the second quarter of fiscal 2006, which was partially offset by price promotions. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") of approximately €260 in fiscal 2006 increased over fiscal 2005 due to changes in the consumer offer that reflected lower upfront activation fees and increased advertising and marketing costs on a per gross addition basis, although fiscal 2006 marketing and advertising costs on an aggregate basis remained relatively flat as compared to fiscal 2005. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

During the fiscal year ended June 30, 2006, the strengthening of the U.S. dollar resulted in decreases of approximately 4% in both revenues and operating income as compared to fiscal 2005.

For the fiscal year ended June 30, 2006, Operating results at SKY Italia improved by $212 million as compared to fiscal 2005. The improvement was primarily due to the revenue increases noted above, partially offset by increased programming costs associated with the larger subscriber base, as well as higher spending primarily due to the broadcast of additional movie titles and new entertainment channels on the basic programming tier.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)
For the fiscal year ended June 30, 2006, revenues at the Magazines and Inserts segment increased $22 million, or 2%, as compared to fiscal 2005. The increase in fiscal 2006 primarily resulted from an increase in sales of the Company's in-store marketing products due to higher demand in supermarkets, partially offset by lower rates for the publication of free standing inserts.

Operating income for the fiscal year ended June 30, 2006 increased $9 million, or 3%, as compared to fiscal 2005. The increase was primarily due to volume increases for in-store marketing products, partially offset by the lower rates for the publication of free standing inserts, as noted above.

Newspapers (16% and 17% of the Company's consolidated revenues in fiscal years 2006 and 2005, respectively)
The Newspapers segment revenues were relatively flat as compared to fiscal 2005. Operating income decreased $223 million, or 30%, for the fiscal year ended June 30, 2006 as compared to fiscal 2005. During the fiscal year ended June 30, 2006, the strengthening of the U.S. dollar resulted in decreases of approximately 2% in both revenues and operating income as compared to fiscal 2005.

For the fiscal year ended June 30, 2006, the U.K. newspapers' revenues decreased 7% as compared to fiscal 2005. The U.K. newspapers' advertising revenues decreased from fiscal 2005 as a result of a general weakness in the U.K. advertising market. Advertising revenues were affected by lower mono display and lower classified revenues across all titles. Revenues also decreased due to the absence of revenue from TSL Education Ltd., which the Company sold in October 2005. The decrease was partially offset by higher color display revenue on *The Sun*, *The Times* and *The Sunday Times* and increased circulation revenues due to cover price increases across all titles and higher net circulation on *The Times* as a result of promotional activities and strong editorial content.

U.K. newspapers' Operating income decreased 70% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This decrease was primarily due to a redundancy provision of $109 million recorded in fiscal 2006 for certain U.K. production employees as a result of the Company committing to a reduction in workforce expected to occur in fiscal 2007 and 2008. In addition, higher depreciation expense and other costs associated with the development of the new printing plants in the United Kingdom also contributed to this decrease. The Company expects annualized personnel cost savings of approximately $65 million when the U.K. workforce reduction is completed. Also contributing to this decrease in operating income was the lower advertising revenue noted above, the absence of the TSL Education Ltd. division noted above, increased costs associated with employees and increased newsprint costs.

For the fiscal year ended June 30, 2006, the Australian newspapers' revenues increased 9%, as compared to fiscal 2005, mainly due to the consolidation of the results of QPL beginning in November 2004. Also contributing to this increase were improved display and classified advertising revenues, along with the impact of cover price increases at the major weekend newspapers. The increase in Operating income of 8% for the fiscal year ended June 30, 2006 as compared to fiscal 2005, was primarily attributable to the consolidation of QPL beginning in November 2004.

Book Publishing (5% and 6% of the Company's consolidated revenues in fiscal years 2006 and 2005, respectively)
For the fiscal year ended June 30, 2006, revenues at the Book Publishing segment decreased by $15 million, or 1%, from fiscal 2005 as fiscal 2005 included the effect of significant sales of *The Purpose Driven Life*. During the fiscal year ended June 30, 2006, HarperCollins had 109 titles on *The New York Times* Bestseller List with 14 titles reaching the number one position. Notable bestsellers during fiscal 2006 included: *Marley and Me* by John Grogan, *Freakonomics* by Steven D. Levitt and Stephen J. Dubner, *The Purpose Driven Life* by Rick Warren, *YOU: The Owner's Manual* by Michael F. Roizen and Mehmet C. Oz, M.D. and *The Chronicles of Narnia* by C. S. Lewis.

Operating income for the Book Publishing segment for the fiscal year ended June 30, 2006 increased by $3 million or 2% from fiscal 2005. The increase in Operating income was primarily due to higher level of more profitable backlist sales in the General Books group, when compared to the corresponding period of fiscal 2005.

Other (6% and 5% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)
For the fiscal year ended June 30, 2006, revenues at the Other segment increased $274 million, or 24%, as compared to fiscal 2005. The increase was primarily driven by incremental revenues from the FIM acquisitions. The Operating loss at the Other segment decreased $27 million, or 15%, for the fiscal year ended June 30, 2006 as compared to fiscal 2005, primarily as a result of fiscal 2005 results including reorganization costs in connection with the Reorganization partially offset by the inclusion of the fiscal 2006 FIM operating losses, principally resulting from employee retention expenses and amortization of purchased intangible assets.

Results of Operations—Fiscal 2005 versus Fiscal 2004
The following table sets forth the Company's operating results for fiscal 2005 as compared to fiscal 2004.

For the years ended June 30,	2005	2004	Change	% Change
	($ millions)			
Revenues	**$23,859**	**$20,802**	**$3,057**	**15%**
Expenses:				
Operating	$15,901	$13,942	$1,959	14%
Selling, general and administrative	3,697	3,364	333	10%
Depreciation and amortization	648	565	83	15%
Other operating charges	49	—	49	**
Total operating income	**$ 3,564**	**$ 2,931**	**$ 633**	**22%**
Interest expense, net	$ (536)	$ (532)	$ (4)	1%
Equity earnings of affiliates	355	170	185	**
Other, net	178	186	(8)	(4)%
Income before income tax expense and minority interest in subsidiaries	**$ 3,561**	**$ 2,755**	**$ 806**	**29%**
Income tax expense	(1,220)	(1,014)	(206)	20%
Minority interest in subsidiaries, net of tax	(213)	(208)	(5)	2%
Net income	**$ 2,128**	**$ 1,533**	**$ 595**	**39%**
Diluted earnings per share from continuing operations[1]	$ 0.69	$ 0.54	0.15	28%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2005 and 2004. Class A Common Stock carry rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock.

Overview—For the fiscal year ended June 30, 2005, the Company's revenues increased $3,057 million from $20,802 million for the fiscal year ended June 30, 2004 to $23,859 million. This 15% increase was primarily due to revenue increases at the Filmed Entertainment, Newspaper, Direct Broadcast Satellite Television, Television and Cable Network Programming segments. Operating expenses increased approximately 14% for the fiscal year ended June 30, 2005 from fiscal 2004, primarily due to increased theatrical releasing costs, home entertainment marketing and manufacturing costs and amortization of production and participation costs at the Filmed Entertainment segment and increased sports programming and entertainment programming costs at the Television, Cable Network Programming and Direct Broadcast Satellite Television segments. Selling, general and administrative expenses increased approximately 10% from fiscal 2004 primarily due to increased subscriber acquisition costs at SKY Italia and increased employee costs in support of the Company's growing businesses. Depreciation and amortization increased approximately 15% primarily due to accelerated depreciation recognized on printing plant assets in the United Kingdom and amortization on the intangible assets acquired in the FEG acquisition. In fiscal 2005, the Company also recognized Other operating charges of $49 million in relation to the Reorganization. For the fiscal year ended June 30, 2005, Operating income increased $633 million to $3,564 million from fiscal 2004. These increases were primarily due to improved revenue increases noted above.

Interest expense, net—Interest expense increased $4 million from fiscal 2004 due primarily to interest on the Company's issuance of $1.75 billion in Senior Notes in December 2004 partially offset by increased interest income on higher cash balances.

Equity earnings of affiliates—Equity earnings of affiliates of $355 million for the fiscal year ended June 30, 2005 increased $185 million from $170 million for the fiscal year ended June 30, 2004, primarily due to increased contributions from British Sky Broadcasting Group plc ("BSkyB") and the comparatively favorable impact from foreign currency fluctuations reported by the Latin American DBS platforms, partially offset by increased losses at DIRECTV.

For the years ended June 30,	2005	2004	Change	% Change
	($ millions)			
The Company's share of equity earnings (losses) of affiliates principally consists of:				
British Sky Broadcasting Group plc	$ 374	$265	$ 109	41%
The DIRECTV Group, Inc.	(186)	(57)	(129)	**
Sky Brasil	49	(37)	86	**
Innova	27	(10)	37	**
Other DBS equity affiliates	5	(33)	38	**
Cable channel equity affiliates	46	67	(21)	(31)%
Other equity affiliates	40	(25)	65	**
Total Equity earnings (losses) of affiliates	$ 355	$170	$ 185	**

** not meaningful

The Company's share of DIRECTV's losses for the fiscal year ended June 30, 2005 was $186 million and includes the Company's share of DIRECTV's increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds and the Company's portion of the SPACEWAY program impairment.

The Company's DIRECTV purchase price allocation reflected the fair value of the PanAmSat, SPACEWAY and Hughes Network Systems, Inc. assets at the date of acquisition, which approximate DIRECTV's revised carrying amounts. As such, portions of the impacts of the preceding items were recognized by the Company through its purchase price allocation, and were appropriately excluded from its share of DIRECTV losses for fiscal 2005. The resulting excess has been allocated to finite-lived intangibles, which are being amortized over lives ranging from six to 20 years, and to certain indefinite-lived intangibles and goodwill, which are not subject to amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

Other, net—

For the years ended June 30,	Footnote reference	2005	2004
		(in millions)	
Loss on sale of Regional Programming Partners	3	$ (85)	$ —
Loss on sale of Sky Multi-Country Partners	6	(55)	—
Gain on sale of Rogers Sportsnet	6	39	
Gain on sale of Sky PerfecTV!	6	—	105
Monarchy dividend [(a)]		—	52
World Trade Center insurance settlement		—	26
Change in fair value of Exchangeable securities [(b)]	10	246	18
Other		33	(15)
Total Other, net		$178	$186

(a) During fiscal 2004, the Company received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Company's share of cumulative earnings of the investee of $52 million is reflected as Other, net while the balance was a return of capital.

(b) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net.

Income tax expense—The effective tax rate for the fiscal year ended June 30, 2005 is 34% as compared to the effective tax rate of 37% for fiscal 2004. The effective tax rate for the fiscal year ended June 30, 2005 was lower than the U.S. statutory rate primarily due to the resolution of foreign income tax audits during fiscal 2005. Excluding this tax benefit, the effective tax rate was 38% for the fiscal year ended June 30, 2005 and was higher than the U.S. statutory rate primarily due to state and foreign income taxes.

Net income—For the fiscal year ended June 30, 2005, the Company reported net income of $2,128 million as compared to $1,533 million for the fiscal year ended June 30, 2004. This increase was primarily due to the operating income increase noted above.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2005 as compared to fiscal 2004.

For the years ended June 30,	2005	2004	Change	% Change
		($ millions)		
Revenues:				
Filmed Entertainment	$ 5,919	$ 5,187	$ 732	14%
Television	5,338	5,027	311	6%
Cable Network Programming	2,688	2,409	279	12%
Direct Broadcast Satellite Television	2,313	1,665	648	39%
Magazines and Inserts	1,068	979	89	9%
Newspapers	4,083	3,425	658	19%
Book Publishing	1,327	1,276	51	4%
Other	1,123	834	289	35%
Total revenues	**$23,859**	**$20,802**	**$3,057**	**15%**
Operating income (loss):				
Filmed Entertainment	$ 1,058	$ 905	$ 153	17%
Television	952	950	2	—
Cable Network Programming	702	488	214	44%
Direct Broadcast Satellite Television	(173)	(277)	104	(38)%
Magazines and Inserts	298	271	27	10%
Newspapers	740	565	175	31%
Book Publishing	164	157	7	4%
Other	(177)	(128)	(49)	38%
Total operating income	**$ 3,564**	**$ 2,931**	**$ 633**	**22%**

Filmed Entertainment (25% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
For the fiscal year ended June 30, 2005, revenues at the Filmed Entertainment segment increased from $5,187 million to $5,919 million, or 14%. This increase was primarily due to higher worldwide home entertainment revenues and worldwide theatrical revenues. Higher home entertainment revenues reflect the strong worldwide performances of *The Day After Tomorrow, Garfield, Dodgeball, Alien vs. Predator, I, Robot,* the *Star Wars Trilogy,* and the distribution fees earned for *The Passion of the Christ.* In addition, television titles such as *24, The Simpsons* and *Family Guy* also contributed to this increase. The Company's DVD revenues rose approximately 32% for the fiscal year ended June 30, 2005 over fiscal 2004, with 81% and 19% of DVD revenues generated from the sale and distribution of film titles and television titles, respectively. The theatrical revenue increase was driven by several strong worldwide theatrical releases, including *I, Robot, Alien vs. Predator, Robots, Hide & Seek, Sideways,* and *Kingdom of Heaven,* as well as continued contributions from fiscal 2004 releases, including *Dodgeball, Garfield* and *The Day After Tomorrow.* Fiscal 2004 included the theatrical releases *League of Extraordinary Gentlemen, Cheaper by the Dozen, Master and Commander: The Far Side of the World, 28 Days Later, Man on Fire, The Day After Tomorrow, Garfield,* and *Dodgeball.*

For the fiscal year ended June 30, 2005, the Filmed Entertainment segment reported Operating income of $1,058 million as compared to $905 million in fiscal 2004. This improvement was due to the revenue increases noted above, as well as the distribution fees earned for *Star Wars Episode III: Revenge of the Sith* and *Mr. and Mrs. Smith,* partially offset by increased theatrical releasing costs, home entertainment marketing and manufacturing costs, amortization of production and participation costs directly associated with the increase in revenues noted above and the disappointing theatrical release of *Flight of the Phoenix.*

Television (22% and 24% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)
The Television segment reported revenue of $5,338 million for the fiscal year ended June 30, 2005 as compared to $5,027 million in fiscal 2004. Operating income at the Television segment was $952 million as compared to $950 million in fiscal 2004.

Revenues for the fiscal year ended June 30, 2005 at the Company's U.S. television operations increased approximately 6% from fiscal 2004. The Company experienced increased advertising revenues from the telecast of the Super Bowl and Daytona 500, which were not telecast on FOX in fiscal 2004 and higher pricing for NFL regular season and prime time broadcasts. This increase was partially offset by a decrease in prime time ratings as compared to fiscal 2004, advertising weakness in the U.S. markets, as well as the adverse impact of the transition to LPMs on ratings. Operating income for the fiscal year ended June 30, 2005 at the Company's U.S. television operations decreased approximately 7% as compared to fiscal 2004. This is due primarily to increased sports programming costs for the Super Bowl and Daytona 500 and increased entertainment program costs for returning series. Partially offsetting this increase in Operating loss are lower advertising expenses, lower priced renewals of expired syndicated product and lower music license fees.

Revenues and operating income for the fiscal year ended June 30, 2005 at the Company's international television operations increased from fiscal 2004. These increases were primarily driven by increased advertising revenues due to growth in India and increased subscription revenues due to the launch of new channels in India.

Cable Network Programming (11% and 12% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
Total revenues for the Cable Network Programming segment increased by $279 million or approximately 12% from $2,409 million to $2,688 million for the fiscal year ended June 30, 2005. This increase reflected improved results across all of the Cable Network Programming channels. Fox News, FX and the RSN's revenues increased 20%, 18% and 9%, respectively, over fiscal 2004.

At Fox News, advertising revenues increased 22% over fiscal 2004 primarily driven by higher national pricing and higher volume. Net affiliate revenue increased 14%, which can be attributed to an increase in subscribers and higher rates per subscriber as compared to fiscal 2004. As of June 30, 2005, Fox News reached approximately 88 million Nielsen households, a 3% increase over fiscal 2004.

At FX, advertising revenues increased 18% over fiscal 2004 due to higher ratings and improved pricing. Net affiliate revenue increased 18% over fiscal 2004, reflecting an increase in subscribers and higher average rates per subscriber. As of June 30, 2005, FX reached approximately 87 million Nielsen households, a 4% increase over fiscal 2004.

At the RSNs, net affiliate revenue increased 11% over fiscal 2004 primarily due to an increase in DBS subscribers and higher average rates per subscriber, net of allowances related to the cancellation of the 2004-05 NHL season, as well as the additional revenue from the consolidation of the RSNs in Florida and Ohio in April 2005. Advertising revenues increased 3% due to the consolidation of RSNs in Florida and Ohio in April 2005, which more than offset the negative impact from the absence of NHL telecasts as a result of the cancellation of the NHL season.

The Cable Network Programming segment reported operating income of $702 million, an increase of $214 million over fiscal 2004. This improvement was primarily driven by the revenue increases noted above, as well as lower programming costs at the RSNs due to the NHL season cancellation and the absence of losses from the Los Angeles Dodgers ("Dodgers") due to its sale in fiscal 2004. Partially offsetting these improvements were higher programming expenses for original series and movies at FX, higher programming and news gathering costs at Fox News and for additional MLB and NBA events at the RSNs.

Direct Broadcast Satellite Television (10% and 8% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
For the fiscal year ended June 30, 2005, SKY Italia's revenues increased to $2,313 million from $1,665 million in fiscal 2004. The 39% revenue growth was primarily driven by the addition of approximately 650,000 net new subscribers during fiscal 2005 which resulted in SKY Italia's subscriber base growing to approximately 3.3 million at June 30, 2005. SKY Italia also improved its subscriber churn rate to approximately 9% from approximately 19% in fiscal 2004.

Also contributing to revenue growth during the fiscal year ended June 30, 2005 was an increase in ARPU from approximately €42 in fiscal 2004 to approximately €44 in fiscal 2005. This increase was driven by subscribers opting for more premium programming.

SAC increased from €204 in fiscal 2004 to €243 in fiscal 2005 primarily due to the Company's free installation program implemented in fiscal 2005.

For the fiscal year ended June 30, 2005, the operating loss at SKY Italia of $173 million improved by 38% as compared to the loss of $277 million in fiscal 2004. The revenue growth was partially offset by increased programming spending primarily due to the broadcast of additional soccer matches and movie titles, as well as the addition of ten new entertainment and news channels on the basic programming tier. Additionally, the Company incurred costs associated with the one-time swap-out of set-top boxes which were using outdated encryption software. In fiscal 2005, the weakening of the U.S. dollar against the Euro resulted in approximately 6% of the increase in revenue and operating loss as compared to fiscal 2004.

Magazines and Inserts (4% and 5% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
For the fiscal year ended June 30, 2005, revenues at the Magazines and Inserts segment increased $89 million to $1,068 million from $979 million in fiscal 2004. This was primarily the result of higher demand for in-store advertising products in supermarkets in the United States. Operating income increased to $298 million in fiscal 2005 from $271 million in fiscal 2004. This increase is primarily due to the revenue increases noted above.

Newspapers (17% and 16% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
The Newspapers segment reported revenue of $4,083 million for the fiscal year ended June 30, 2005 as compared to $3,425 million in fiscal 2004. For the fiscal year ended June 30, 2005, Operating income at the Newspapers segment was $740 million, an increase of 31% from $565 million in fiscal 2004 resulting from increases at the Company's Australian operations and a recovery related to the refurbishment of its U.S. printing plant, partially offset by decreases at the Company's U.K. operations.

For the fiscal year ended June 30, 2005, U.K. newspapers' revenues increased approximately 11% primarily due to increased circulation and advertising revenues and the weakening of the U.S. dollar against the British pound sterling. Circulation revenue increased over the corresponding period of fiscal 2004 due to the national rollout of the compact product at *The Times*, as well as cover price increase on the Company's other U.K. national papers. This increase in circulation revenue was partly offset by lower net circulation at *The Sun, The Sunday Times* and *The News of the World*. Advertising revenue was higher due to increases at the Company's U.K. national newspapers primarily due to a higher volume on color advertisements and increased commercial inserts. This increase in advertising revenue was partially offset by a decrease at *The Times* due to lower volumes and prices. Operating income decreased for the fiscal year ended June 30, 2005 as compared to fiscal 2004. This decrease is primarily due to increased depreciation and other costs associated with the development of new printing plants in the United Kingdom. Also contributing to the decrease in Operating income are increased operating costs resulting from increased production, increased pagination and higher newsprint costs. These additional costs were partly offset by lower promotion costs in fiscal 2005, as well as the weakening of the U.S. dollar against the British pound sterling. During the fiscal year ended June 30, 2005, the weakening of the U.S. dollar against the British pound sterling resulted in approximately 7% increases to both revenues and Operating income as compared to fiscal 2004.

For the fiscal year ended June 30, 2005, the Company's Australian newspapers' revenues increased 34% due to the consolidation of the results of QPL in November 2004, improved display and classified revenues and the weakening of the U.S. dollar against the Australian dollar. The advertising revenue increases were driven by the continued strong economic conditions in Australia and new sales initiatives, resulting in gains in national, retail and employment display and the employment and real estate classified sections. Operating income increased 58% as compared to fiscal 2004 primarily due to the revenue increases noted above. During the fiscal year ended June 30, 2005, the weakening U.S. dollar resulted in increases of approximately 5% in revenues and operating income, noted above, as compared to the fiscal year ended June 30, 2004.

Book Publishing (6% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
HarperCollins recorded revenues of $1,327 million in fiscal 2005, a $51 million, or 4%, increase from revenues of $1,276 million in fiscal 2004. The revenue increase is primarily attributable to strong performances in the General Books, Childrens and United Kingdom divisions including the strong sales of the 11 titles in Lemony Snicket's *A Series of Unfortunate Events*. In fiscal 2005, HarperCollins had 103 titles on *The New York Times* Bestseller List with 15 titles reaching the number one position compared to 97 titles on *The New York Times* Bestseller List for fiscal 2004. Other notable releases and strong titles in fiscal 2005 included *The Purpose Driven Life* by Rick Warren, *State Of Fear* by Michael Crichton, *YOU: The Owners Manual* by Michael F. Roizen and Mehmet C. Oz, M.D., *American Soldier* by Tommy Franks, *Winning* by Jack Welch, and *Freakonomics* by Steven Levitt and Stephen Dunbar. Operating income was $164 million in fiscal 2005, an increase of 4% from fiscal 2004 due to the revenue increases noted above.

Other (5% and 4% of the Company's consolidated revenues in fiscal 2005 and 2004, respectively)
For the fiscal year ended June 30, 2005, revenues at the Other segment increased from $834 million for fiscal 2004 to $1,123 million. Included in this increase were higher revenues at NDS and GCC. The increase in NDS' revenues was due to increased smartcard shipments, as well as an increase in total authorized smartcards in use as compared to fiscal 2004. The increase in GCC's revenues was due to the International Cricket Council Champions Trophy 2004 that was held in September 2004 with no comparable event in fiscal 2004. For the fiscal year ended June 30, 2005, the Other segment reported Operating losses of $177 million as compared to $128 million in fiscal 2004. The increased loss was due to costs related to the Reorganization and increased research and development costs at NDS, partially offset by the revenue increases noted above.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds; however, the Company has access to the worldwide capital markets, a $1.75 billion Revolving Credit Facility and various film financing alternatives to supplement its cash flows. The availability under the Revolving Credit Facility as of June 30, 2006 was reduced by letters of credit issued which totaled approximately $180 million. Also, as of June 30, 2006, the Company had consolidated cash and cash equivalents of approximately $5.8 billion. The Company believes that cash flows from operations will be adequate for the Company to conduct its operations. The Company's internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film and television products. Any significant decline in the advertising market or the performance of the Company's films could adversely impact its cash flows from operations which could require the Company to seek other sources of funds including proceeds from the sale of certain assets or other alternative sources.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures; capital expenditures; interest expense; income tax payments; investments in associated entities; dividends; acquisitions and stock repurchases.

Sources and Uses of Cash—Fiscal 2006 vs. Fiscal 2005

Net cash provided by operating activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Net cash provided by operating activities	$3,257	$3,371

The decrease in net cash provided by operating activities primarily reflects lower cash collections from worldwide home entertainment product primarily driven by the decrease in worldwide home entertainment revenues at the Filmed Entertainment segment as compared to fiscal 2005. In addition, also contributing to the decrease was higher sports rights and higher tax payments during fiscal 2006 as compared to fiscal 2005.

Net cash used in investing activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Cash flows used in investing activities:		
Property, plant and equipment, net of acquisitions	$ (976)	$(901)
Acquisitions, net of cash acquired	(1,989)	(69)
Investments in equity affiliates	(89)	(106)
Proceeds from sale of investments and other non-current assets	412	800
Proceeds from disposition of discontinued operations	610	—
Other investments	(28)	(27)
Net cash used in investing activities	$(2,060)	$(303)

Cash used in investing activities during fiscal 2006 was higher than the cash used in investing activities during fiscal 2005. The increase is primarily due to the acquisitions of Intermix Media, Inc., IGN Entertainment, Inc. and a regional cable sports channel during fiscal 2006. The cash used in investing activities during fiscal 2006 was partially offset by proceeds received from the disposition of discontinued operations as the Company sold its TSL Education Ltd. division for approximately $395 million in cash consideration in October 2005 and its Sky Radio Limited division for approximately $215 million in cash consideration in April 2006. Proceeds from the sale of investments and non-current assets primarily represent cash received for the sale of Innova and China Netcom during fiscal 2006 and cash received in advance on the sale of Sky Brasil to DIRECTV and the sale of other non-strategic investments during fiscal 2005.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Net cash provided by financing activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Cash flows used in financing activities:		
Borrowings	$ 1,159	$ 1,841
Repayment of borrowings	(865)	(2,110)
Issuances of shares	232	88
Repurchase of shares	(2,027)	(535)
Dividends paid	(431)	(240)
Cash on deposit	—	275
Net cash used in financing activities	$(1,932)	$ (681)

Net cash used in financing activities during fiscal 2006 increased from net cash used in financing activities in fiscal 2005 primarily due to the stock repurchase program. The increase was partially offset by an increase in borrowings net of repayments during fiscal 2006, as compared to fiscal 2005.

The total dividends declared related to fiscal 2006 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2006, the Company declared the final dividend on fiscal 2006 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock constitute the total dividend relating to fiscal 2005.

Based on the number of shares outstanding as of June 30, 2006 the total aggregate cash dividends expected to be paid to shareholders in fiscal 2007 is approximately $353 million.

Sources and Uses of Cash—Fiscal 2005 vs. Fiscal 2004

Net cash provided by operating activities for the fiscal years ended June 30, 2005 and 2004 is as follows (in millions):

Years Ended June 30,	2005	2004
Net cash provided by operating activities	$3,371	$2,395

The increase in net cash provided by operating activities reflects higher operating results and resulting cash collections primarily from increased sale of home entertainment product and lower cash spent on the production of feature films at the Filmed Entertainment segment during the fiscal year ended June 30, 2005. These increases were offset by higher sports rights and film participation payments and higher interest due to an increase in total borrowings. The higher sports rights payments reflects contractually scheduled increases on the Company's national and international sports contracts, as well as the renewal of several sports teams' local rights agreements.

Net cash used in investing activities for the fiscal years ended June 30, 2005 and 2004 is as follows (in millions):

Years Ended June 30,	2005	2004
Cash flows (used in) provided by investing activities:		
Purchases of property, plant and equipment	$(901)	$ (361)
Acquisitions, net of cash acquired	(69)	(202)
Investments in associated entities, net	(106)	(3,237)
Proceeds from sale of investments and non-current assets	800	869
Other	(27)	(91)
Net cash used in investing activities	$(303)	$(3,022)

Cash used in investing activities during fiscal 2005 was lower than fiscal 2004 due to the Company's purchase of a 34% investment in DIRECTV for approximately $6.8 billion of which $3.1 billion represented the cash consideration in fiscal 2004. Property, plant and equipment acquired primarily represents cash used for the purchase of equipment that is rented to customers at the Direct Broadcast Satellite Television segment and cash used by the Newspaper segment in connection with the investment in new printing presses as discussed below. Proceeds from the sale of non-current assets primarily represent cash received in advance on the sale of Sky Brasil to DIRECTV and the sale of other non-strategic investments during fiscal 2005 and cash received on the sale of SKY PerfectTV! during fiscal 2004.

Net cash provided by financing activities for the fiscal years ended June 30, 2005 and 2004 is as follows (in millions):

Years Ended June 30,	2005	2004
Cash flows (used in) provided by financing activities:		
Borrowings	$ 1,841	$ 548
Repayment of borrowings	(2,110)	(943)
Issuances of shares	88	580
Repurchase of shares	(535)	—
Dividends paid	(240)	(202)
Cash on deposit	275	162
Net cash (used in) provided by financing activities	$ (681)	$ 145

Net cash used in financing activities during fiscal 2005 changed from net cash provided by financing activities in the corresponding period of fiscal 2004 primarily due to the implementation of the stock repurchase program in fiscal 2005 and the absence of the stock offering that occurred in fiscal 2004. The borrowing repayments during fiscal 2005 included the retirement of debt assumed in the acquisition of the Cruden Group of companies, the Eurobonds, the perpetual preference shares and the film financing facility. (See Notes 3 and 9 to the accompanying Consolidated Financial Statements of News Corporation for further detail.) In fiscal 2005, the Company issued $1.75 billion in Senior Notes which offset the repayments noted above. The cash received for the issuance of shares was due to stock options exercised by employees. Included in this amount was approximately $12 million for options issued over NDS shares.

The total dividends declared related to fiscal 2005 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2005, the Company declared the final dividend on fiscal 2005 results of $0.07 per share for Class A Common Stock and $0.08 per share for Class B Common Stock. This together with the interim dividend of $0.05 per share of Class A Common Stock and a dividend of $0.02 per share of Class B Common Stock constitute the total dividend relating to fiscal 2005.

Issuances of Shares

	Approximate amount of issuance	Number of Class A shares	Number of Class B shares
		(in millions)	
Transaction			
Fiscal 2006			
Intermix Media, Inc.[(a)] [(b)]	$ 550	35	—
Queensland Press[(a)]	$ 33	2	—
Fiscal 2005			
Fox Entertainment Group[(a)]	$14,293	1,988	—
Queensland Press[(a)]	$ 6,359	61	308
Fiscal 2004			
DIRECTV[(c)]	$ 3,728	261	—
Liberty Media[(d)]	$ 500	47	—

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.
(b) Issued in an intercompany restructuring and considered treasury shares. Therefore, the issuance had no impact on the Company's outstanding shares.
(c) See Note 6 to the Consolidated Financial Statements of News Corporation for information with respect to the DIRECTV transaction.
(d) See Note 14 to the Consolidated Financial Statements of News Corporation for information with respect to the Liberty Media transaction.

Debt Instruments and Guarantees

Debt Instruments[1]

Years ended June 30,	2006	2005	2004
		(in millions)	
Borrowings			
Notes due 2035	$1,133	$ —	$ —
Notes due 2034	—	995	—
Notes due 2014	—	748	—
New Millenium II	—	—	479
All other	26	98	69
Total borrowings	$1,159	$1,841	$548
Repayments of borrowings			
Liquid Yield Option™ Notes	$ 831	$ —	$ —
New Millenium II	—	659	556
Cruden Group assumed debt	—	654	—
Preferred Perpetual Shares	—	345	
MOPRS℠	—	—	150
Eurobond	—	—	128
All other	34	452	109
Total repayment of borrowings	$ 865	$2,110	$943

(1) See Note 9 Borrowings to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.

LYONs
In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and have an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time on or after February 28, 2006 at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2006.

Ratings of the Public Debt
The table below summarizes the Company's credit ratings as of June 30, 2006.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 2	Stable
S&P	BBB	Stable

Revolving Credit Agreement
On June 27, 2003, News America Incorporated ("NAI"), a subsidiary of the Company, entered into a new $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., News Publishing Australia Limited and News Australia Holdings Pty Limited are guarantors (the "Guarantors") under the Credit Agreement. The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the Credit Agree-

ment include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.15% regardless of facility usage. The Company pays interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.60%. The Company pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating. At June 30, 2006, letters of credit representing approximately $180 million were issued under the Credit Agreement.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2006.

		Payments Due by Period			
As of June 30, 2006	Total	1 year	2-3 years	4-5 years	After 5 years
					(in millions)
Contracts for Capital Expenditure					
Land and buildings	$ 256	$ 227	$ 29	$ —	$ —
Plant and machinery	557	360	197	—	—
Operating leases[a]					
Land and buildings	3,039	232	425	363	2,019
Plant and machinery	997	202	289	163	343
Other commitments					
Borrowings	9,855	42	661	188	8,964
Exchangeable securities	1,572	—	—	1,444	128
News America Marketing [b]	464	96	167	104	97
Sports programming rights [c]	12,665	2,795	3,924	3,034	2,912
Entertainment programming rights	4,210	1,521	1,536	764	389
Other commitments and contractual obligations	1,095	521	489	84	1
Total commitments, borrowings and contractual obligations	$34,710	$5,996	$7,717	$6,144	$14,853

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

		Amount of Guarantees Expiration Per Period			
As of June 30, 2006	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
Contingent Guarantees		(in millions)			
Transponder lease[d]	$321	$ 26	$ 53	$ 53	$189
Star Channel Japan[e]	71	71	—	—	—
Sky Brasil credit agreement[f]	210	—	210	—	—
Other	38	28	10	—	—
	$640	$125	$273	$ 53	$189

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2036. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.

(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to occupy space for the display of point of sale advertising.

(c) The Company's current contract with MLB grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee over the remaining term. The amounts reflected on the above table have not been reduced by the sublicense.

In July 2006, the Company entered into a new seven-year deal with MLB to broadcast various regular season games, one League Championship Series each year and the World Series starting with the 2007 MLB season through the 2013 MLB season. Sports programming rights as of June 30, 2006 do not reflect the new MLB deal.

Under the Company's contract with the NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.

The Company's contracts with the NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

The Company acquired the exclusive rights to transmit and exploit the broadcast of the 2007 Cricket World Cup and other related events through fiscal 2007. The Company has guaranteed its subsidiaries obligations under this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories.

In addition, the Company has certain other local sports broadcasting rights.

(d) The Company has guaranteed a transponder lease for an associated company operating in Latin America. The guarantee expires in fiscal 2019. The Company has agreed to sell its investment to DIRECTV and upon the closing of the sale, the Company will be released from the transponder lease guarantee (See Note 6 Investments and Note 24 Subsequent Events to the accompanying Consolidated Financial Statements of News Corporation).

(e) The Company has guaranteed a bank loan facility of $71 million for an affiliate. The facility covers a term loan of $53 million (¥6.1 billion) which matures in June 2007, and an agreement for an overdraft with $18 million (¥2.0 billion) outstanding. The Company would be liable under this guarantee, to the extent of default by the affiliate.

(f) In August 2004, the Company guaranteed the obligations of Sky Brasil, an equity affiliate of the Company, under a $210 million three-year credit agreement with JP Morgan Chase Bank and Citibank N.A. (See Note 6 Investments and Note 24 Subsequent Events to the accompanying Consolidated Financial Statements of News Corporation).

As of June 30, 2006 the Company was contractually obligated to approximately $576 million and $71 million in the United Kingdom and Australia, respectively, for new printing plants and related costs. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2006 was $342 million. (See Note 16 Pensions and Other Postretirement Benefits to the accompanying Consolidated Financial Statements of News Corporation). This amount is impacted by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of the Company's material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly the Company did not include this amount in the contractual obligations table.

The Company funds its U.S. qualified pension plans in accordance with Employee Retirement Income Security Act regulations for determining the minimum annual required contribution and in accordance with Internal Revenue Service regulations for determining the maximum annual allowable tax deduction. The minimum required contribution for the Company's primary qualified U.S. pension plans for the 2006 plan year is $0 and is anticipated to remain $0 for at least the next several years due to voluntary contributions made to the plan over the recent years. Therefore, the Company did not include any amounts as a contractual obligation in the above table. The Company does however anticipate contributing additional voluntary amounts but such contributions will not be more than the maximum deductible amount.

The Company's international pension plans are funded in accordance with local laws and income tax regulations. The Company does not expect minimum annual requirements to be material in 2007. Therefore, no amounts have been included in the table above. The Company does however anticipate making additional voluntary contributions to qualified pension plans in 2007, but not more than the maximum deductible amounts.

As of June 30, 2006, the projected benefit obligation of the pension plans was $2,061 million, and the fair value of plan assets was $1,903 million. A portion of this underfunding is attributable to the unfunded nonqualified pension plans. These nonqualified pension plans provide supplemental retirement benefits that are generally not permitted to be funded through a qualified plan because of regulatory limits. Disclosure of amounts in the above table regarding expected benefit payments for the Company's pension plans and its other postretirement benefit plans cannot be properly reflected due to the ongoing nature of the obligations of these plans. Please see Note 16 to the accompanying Consolidated Financial Statements of News Corporation for additional information on expected future benefit payments.

Contingencies

The Company's wholly-owned subsidiary, News Out of Home owns and operates outdoor advertising companies located primarily in Eastern Europe and also owns 68% of Media Support Services Limited, an outdoor advertising company with operating subsidiaries located in Russia. The minority stockholders of Media Support Services Limited had the right to sell a portion of their interests to News Out of Home during the first quarter of fiscal 2007 and have exercised those rights. The minority stockholders have the right to sell the remainder of their interests after June 2010. The Company believes that the exercise of these sale rights, if any, will not have a material effect on its consolidated financial condition, future results of operations or liquidity.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Related Party Transactions

Immediately prior to and as part of the Reorganization, the Company acquired from certain trusts, the beneficiaries of which include Mr. K.R. Murdoch, members of his family and certain charities ("the Murdoch Trusts"), the 58% shareholding in QPL which was not already owned by the Company's predecessor through the acquisition of the Cruden Group of companies ("the Cruden/QPL Transaction"). The principal assets of the Cruden Group were shares of News Corporation and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares in News Corporation. Following this transaction, Mr. K.R. Murdoch and the Murdoch Trusts owned approximately 29.5% of the Company's Class B Common Stock.

CRITICAL ACCOUNTING POLICIES

An accounting policy is considered to be critical if it is important to the Company's financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Company's Board of Directors. For a summary of all of the Company's significant accounting policies, see Note 2 to the accompanying Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Filmed Entertainment—Revenues from distribution of feature films are recognized in accordance with Statement of Position No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of a reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite—Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with SOP 00-2, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with SOP 00-2, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

The costs of national sports contracts at FOX and at the Cable Network Programming segment and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis, and if applicable, a portion of the cost is allocated to rebroadcasts.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair market value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill thereto requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed periodically for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

For all of its television station acquisitions through June 30, 2005, the Company utilized the "residual" method to estimate the fair value of the stations' FCC licenses. Effective July 1, 2005, the Company adopted Emerging Issues Task Force Topic No. D-108 "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("D-108"). D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct valuation method. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Significant judgment is required in determining the Company's annual provision for income taxes and in evaluating its tax positions. The Company establishes reserves for tax-related uncertainties based on evaluations of the probability of whether additional taxes and related interest and penalties will be due. The Company adjusts these reserves based on changing facts and circumstances and it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter. The Company believes that its reserves reflect the probable outcome of known tax matters.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

The Company maintains defined benefit pension plans covering a majority of its employees and retirees. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 61% equities, 36% fixed-income securities and 3% in all other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The U.S. rate was determined based on a cash flow matching technique whereby a hypothetical portfolio of high quality debt securities was constructed that mirrors the specific benefit obligations for each of the Company's primary plans where appropriate.

The key assumptions used in developing the Company's fiscal 2006, 2005, 2004 and 2003 net periodic pension expense (income) for its plans consists of the following:

	2006	2005	2004	2003
		($ in millions)		
Discount rate used to determine net periodic benefit cost	5.1%	5.7%	5.6%	6.3%
Assets:				
Expected rate of return	7.5%	7.5%	7.5%	7.6%
Expected return	$122	$111	$ 88	$ 76
Actual return	$186	$160	$149	$(20)
Gain/(Loss)	$ 64	$ 49	$ 61	$(96)

High quality fixed income interest rates have increased during fiscal 2006. Therefore, the Company will use a weighted average discount rate of 5.9% in calculating the fiscal 2007 net periodic pension expense for its plans. During fiscal 2006, the Company reduced the plan assets allocated to equities and accordingly evaluated the future asset return expectations which the Company believes will be lower than fiscal 2006 expectations. Therefore, the Company will use a weighted average long-term rate of return of 7% for 2007 net periodic pension expense for its plans. The unrecognized net losses on the Company's pension plans were $348 million at June 30, 2006, a decrease from $615 million at June 30, 2005. These unrecognized losses are primarily a result of economic conditions and the strengthening of the mortality assumptions. Economic conditions impacting the plan were lower discount rates utilized in the past three fiscal years and the downturn in the equity markets in the earlier part of this decade. The decrease in unrecognized losses from June 30, 2005 to June 30, 2006 is primarily attributable to an increase in the discount rates used to measure plan liabilities. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"). Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $149 million, $236 million and $214 million to its pension plans in fiscal 2006, 2005 and 2004, respectively. These were primarily voluntary contributions made to improve the funded status of the plans which were impacted by a declining interest rate environment, as well as the poor performance of the equity markets earlier in this decade. Future plan contributions are dependent upon actual plan asset returns and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2006 and beyond, and that interest rates remain constant, the Company would not be required to make any statutory contributions to its primary U.S. pension plans for the foreseeable future.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $12 million	Increase $86 million
0.25 percentage point increase in discount rate	Decrease $12 million	Decrease $86 million
0.25 percentage point decrease in expected rate of return on assets	Increase $4 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $4 million	—

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In fiscal 2006, the Company recorded a non-cash adjustment to equity through accumulated other comprehensive income of approximately $286 million which reduced the additional minimum pension liability to approximately $122 million. In fiscal 2005, the Company recorded a non-cash adjustment to equity through accumulated other comprehensive income of approximately $106 million which increased the additional minimum pension liability to approximately $408 million. The fiscal 2006 decrease was due to the current year's higher discount rate and asset gains. Equity market returns and interest rates significantly impact the funded status of the Company's pension plans. Based on future plan asset performance and interest rates, additional adjustments to equity may be required.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007. SFAS No. 154 may have a significant effect on the Company's consolidated financial statements to the extent that the Company changes its accounting principles in the future.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," ("FSP 115-1 and 124-1") which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 and 124-1 amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." FSP 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 and 124-1 did not have a material impact on the Companies consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"). SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155, among other things: permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating what effect the adoption of FIN 48 will have on the Company's future results of operations and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., European (including the U.K.) and Australian operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available either under the Credit Agreement or from intercompany borrowings. Since earnings of the Company's Australian and European (including the U.K.) operations are expected to be reinvested in those businesses indefinitely, except for any one time repatriation in conjunction with the AJCA, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2006, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $139 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $12 million at June 30, 2006.

Interest Rates

The Company's current financing arrangements and facilities include $11 billion of outstanding debt with fixed interest and the Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2006, substantially all of the Company's financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair market value of $12.4 billion. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $646 million at June 30, 2006.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and have an aggregate fair value of approximately $16,622 million as of June 30, 2006. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $14,960 million. Such a hypothetical decrease would result in a decrease in comprehensive income of approximately $3 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

In accordance with SFAS No. 133, the Company has recorded the conversion feature embedded in its exchangeable debentures in other liabilities. At June 30, 2006, the fair value of this conversion feature is $235 million and is sensitive to movements in the share price of one of the Company's publicly traded equity affiliates. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. A 10% increase in the price of the underlying stock, holding other factors constant, would increase the fair value of the call option by approximately $75 million.

Financial Statements and Supplementary Data

NEWS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2006, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the consolidated financial statements of News Corporation included in this report, has issued an attestation report on management's assessment of internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of News Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that News Corporation maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that News Corporation maintained effective internal control over financial reporting as of June 30, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2006 and 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2006 of News Corporation, and our report dated August 22, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 22, 2006

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2006 and 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective July 1, 2005, the Company changed its method of accounting for stock based compensation and the valuation of certain acquired identifiable intangible assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
August 22, 2006

News Corporation

Consolidated Statements Of Operations

For the years ended June 30,	2006	2005	2004
	(in millions, except per share amounts)		
Revenues	$25,327	$23,859	$20,802
Expenses:			
Operating	16,593	15,901	13,942
Selling, general and administrative	3,982	3,697	3,364
Depreciation and amortization	775	648	565
Other operating charges	109	49	—
Operating income	3,868	3,564	2,931
Other income (expense):			
Interest expense, net	(545)	(536)	(532)
Equity earnings of affiliates	888	355	170
Other, net	194	178	186
Income from continuing operations before income tax expense and minority interest in subsidiaries	4,405	3,561	2,755
Income tax expense	(1,526)	(1,220)	(1,014)
Minority interest in subsidiaries, net of tax	(67)	(213)	(208)
Income from continuing operations	2,812	2,128	1,533
Gain on disposition of discontinued operations, net of tax	515	—	—
Income before cumulative effect of accounting change	3,327	2,128	1,533
Cumulative effect of accounting change, net of tax	(1,013)	—	—
Net income	$ 2,314	$ 2,128	$ 1,533
Basic earnings per share:			
Income from continuing operations			
Class A	$ 0.92	$ 0.74	$ 0.58
Class B	$ 0.77	$ 0.62	$ 0.49
Net Income			
Class A	$ 0.76	$ 0.74	$ 0.58
Class B	$ 0.63	$ 0.62	$ 0.49
Diluted earnings per share:			
Income from continuing operations			
Class A	$ 0.92	$ 0.73	$ 0.58
Class B	$ 0.77	$ 0.61	$ 0.48
Net Income			
Class A	$ 0.76	$ 0.73	$ 0.58
Class B	$ 0.63	$ 0.61	$ 0.48

The accompanying notes are an integral part of these audited consolidated financial statements.

News Corporation

Consolidated Balance Sheets

As of June 30,	2006	2005
	(in millions, except share and per share amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 5,783	$ 6,470
Receivables, net	5,150	4,353
Inventories, net	1,840	1,516
Other	350	440
Total current assets	13,123	12,779
Non-current assets:		
Receivables	593	673
Investments	10,601	10,268
Inventories, net	2,410	2,366
Property, plant and equipment, net	4,755	4,346
Intangible assets	11,446	12,517
Goodwill	12,548	10,944
Other non-current assets	1,173	799
Total non-current assets	43,526	41,913
Total assets	$56,649	$54,692
Liabilities and Stockholders' Equity:		
Current liabilities:		
Borrowings	$ 42	$ 912
Accounts payable, accrued expenses and other current liabilities	4,047	3,564
Participations, residuals and royalties payable	1,007	1,051
Program rights payable	801	696
Deferred revenue	476	426
Total current liabilities	6,373	6,649
Non-current liabilities:		
Borrowings	11,385	10,087
Other liabilities	3,536	3,543
Deferred income taxes	5,200	4,817
Minority interest in subsidiaries	281	219
Commitments and contingencies		
Stockholders' Equity:		
Class A common stock, $0.01 par value per share, 6,000,000,000 shares authorized, 2,169,184,961 shares and 2,237,072,659 shares issued and outstanding, net of 1,777,837,008 and 1,739,914,819 treasury shares at par at June 30, 2006 and 2005, respectively	22	22
Class B common stock, $0.01 par value per share, 3,000,000,000 shares authorized, 986,530,368 shares and 1,029,576,988 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2006 and 2005	10	10
Additional paid-in capital	28,153	30,044
Retained earnings (deficit) and accumulated other comprehensive income (loss)	1,689	(699)
Total stockholders' equity	29,874	29,377
Total liabilities and stockholders' equity	$56,649	$54,692

The accompanying notes are an integral part of these audited consolidated financial statements.

News Corporation

Consolidated Statements of Cash Flows

For the years ended June 30,	2006	2005	2004
	(in millions, except share and per share amounts)		
Operating activities:			
Net income	$ 2,314	$ 2,128	$ 1,533
Gain on disposition of discontinued operations, net of tax	(515)	—	—
Cumulative effect of accounting change, net of tax	1,013	—	—
Income from continuing operations	2,812	2,128	1,533
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	775	648	565
Amortization of cable distribution investments	103	117	129
Equity earnings of affiliates	(888)	(355)	(170)
Cash distributions received from investees	233	138	133
Other, net	(194)	(178)	(186)
Minority interest in subsidiaries, net of tax	67	213	208
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	(765)	7	(306)
Inventories, net	(508)	206	(320)
Accounts payable and other liabilities	1,622	447	809
Net cash provided by operating activities	3,257	3,371	2,395
Investing activities:			
Property, plant and equipment, net of acquisitions	(976)	(901)	(361)
Acquisitions, net of cash acquired	(1,989)	(69)	(202)
Investments in equity affiliates	(89)	(106)	(3,237)
Other investments	(28)	(27)	(91)
Proceeds from sale of investments and other non-current assets	412	800	869
Proceeds from disposition of discontinued operations	610	—	—
Net cash used in investing activities	(2,060)	(303)	(3,022)
Financing activities:			
Borrowings	1,159	1,841	548
Repayment of borrowings	(865)	(2,110)	(943)
Cash on deposit	—	275	162
Issuance of shares	232	88	580
Repurchase of shares	(2,027)	(535)	—
Dividends paid	(431)	(240)	(202)
Net cash (used in) provided by financing activities	(1,932)	(681)	145
Net (decrease) increase in cash and cash equivalents	(735)	2,387	(482)
Cash and cash equivalents, beginning of year	6,470	4,051	4,477
Exchange movement of opening cash balance	48	32	56
Cash and cash equivalents, end of year	$ 5,783	$ 6,470	$ 4,051

The accompanying notes are an integral part of these audited consolidated financial statements.

News Corporation

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income (loss)

	2006		2005		2004	
	Shares	Amount	Shares	Amount	Shares	Amount
For the years ended June 30,			(in millions)			
Class A common stock:						
Balance, beginning of year	2,237	$ 22	1,935	$ 19	1,615	$ 16
Acquisitions	2	—	2,049	20	261	3
Shares issued	50	1	8	—	59	—
Treasury shares	(38)	—	(1,740)	(17)	—	—
Shares repurchased	(82)	(1)	(15)	—	—	—
Balance, end of year	2,169	22	2,237	22	1,935	19
Class B common stock:						
Balance, beginning of year	1,030	10	1,050	11	1,049	10
Acquisitions	—	—	308	3	—	—
Shares issued	—	—	1	—	1	1
Treasury shares	—	—	(314)	(3)	—	—
Shares repurchased	(43)	—	(15)	(1)	—	—
Balance, end of year	987	10	1,030	10	1,050	11
Additional Paid-In Capital:						
Balance, beginning of year		30,044		23,636		19,511
Acquisitions		33		20,629		3,725
Issuance of shares		750		76		580
Repurchase of shares		(2,026)		(535)		—
Treasury shares		(592)		(13,528)		—
Dividends declared		(239)		(255)		(261)
Other		183		21		81
Balance, end of year		28,153		30,044		23,636
Retained Earnings (Accumulated Deficit):						
Balance, beginning of year		(527)		(2,655)		(4,188)
Net income		2,314		2,128		1,533
Dividends declared		(178)		—		—
Balance, end of year		1,609		(527)		(2,655)
Accumulated Other Comprehensive Income (Loss):						
Balance, beginning of year		(172)		(136)		(572)
Other comprehensive income (loss), net of income tax expense of $(124) million, $(46) million and $(29) million		252		(36)		436
Balance, end of year		80		(172)		(136)
Accumulated deficit and accumulated other comprehensive loss, end of year		1,689		(699)		(2,791)
Total Stockholders' Equity		$29,874		$ 29,377		$20,875
Comprehensive Income (Loss):						
Net income		2,314		2,128		1,533
Other comprehensive income (loss), net of tax:						
Unrealized holding (losses) gains on securities		(64)		(94)		8
Minimum pension liability adjustment		167		(34)		62
Foreign currency translation adjustments		149		92		366
Total other comprehensive income (loss), net of tax		252		(36)		436
Total comprehensive Income		$ 2,566		$ 2,092		$ 1,969

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

On November 12, 2004, a new Delaware corporation named News Corporation (for periods after November 12, 2004, the "Company") became, through a wholly-owned subsidiary named News Australia Holdings Pty Ltd ("News Australia Holdings"), the parent of News Holdings Inc. (formerly known as The News Corporation Limited), an Australian corporation ("TNCL" or for periods prior to November 12, 2004, the "Company"). These transactions are collectively referred to as the "Reorganization."

In the Reorganization, all outstanding TNCL ordinary shares and preferred limited voting ordinary shares were cancelled and shares of the Company's Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock"), were issued in exchange on a one-for-two share basis. The consolidated financial statements have been presented as if the one-for-two share exchange took place on July 1, 2003.

On November 12, 2004, as part of the Reorganization, News Corporation acquired from the A.E. Harris Trust (the "Harris Trust") the approximate 58% shareholding in Queensland Press Pty Limited ("QPL") not already owned by TNCL through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were the shareholding in QPL and shares of TNCL. (See Note 3 Acquisitions and Disposals)

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation, incorporated in 2004 (See Note 3 Acquisitions and Disposals). News Corporation is a diversified entertainment company, which manages and reports its businesses in eight segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming primarily in the United States and Canada; Television, which consists of the operation of broadcast television stations in the United States; the broadcasting of network programming in the United States through the Fox Broadcasting Company ("FOX"); and the development, production and broadcasting of television programming in Asia through Star Group Limited ("STAR"); Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators in the United States; Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy through SKY Italia; Magazines and Inserts, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada; Newspapers, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States; Book Publishing, which principally consists of the publication of English language books throughout the world through HarperCollins; and Other, which includes NDS Group plc ("NDS"), which is engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers; News Outdoor, an advertising business which offers display advertising primarily in locations throughout Russia and Eastern Europe; Fox Interactive Media, which operates the Company's Internet activities; and Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World Cup and other related events through 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R.

Fox Television Holdings, Inc. ("FTH"), a subsidiary of the Company, has 7,600 shares of voting preferred stock issued and outstanding with a liquidation value of $760,000 and cumulative dividends at the rate of 12% per annum. Such shares are held by an executive of the Company and represent 76% of the voting power of FTH. FTH is included in these consolidated financial statements because the Company is deemed to control FTH for financial reporting purposes. Among the reasons why the Company has a controlling financial interest in FTH are (i) the Company has the ability to redeem the voting preferred stock, at any time, at the liquidation value of $760,000 plus accrued dividends, (ii) the dividends on, and amounts to be paid on redemption of, the voting preferred stock are fixed, and not related to the performance of FTH, and, (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Company. As a result, the controlling financial interest in FTH rests with the Company through its common stock ownership of FTH.

All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Certain fiscal 2005 and fiscal 2004 amounts have been reclassified to conform to the fiscal 2006 presentation.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30th. Fiscal 2006 ended on July 2, 2006 and was comprised of 52 weeks. Fiscal 2005 ended on July 3, 2005 and was comprised of 53 weeks and fiscal 2004 ended on June 27, 2004 and was comprised of 52 weeks. For convenience purposes, the Company continues to date its financial statements as of June 30th.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Inventories

Filmed Entertainment Costs:

In accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), Filmed entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series basis in the ratio that the current fiscal year's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Estimates for initial domestic syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 63, "Financial Reporting by Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, Direct Broadcast Satellite Television and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts at the Fox Broadcasting Company ("FOX") and Cable Network Programming segment and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis and if applicable, a portion of the cost is allocated to rebroadcasts.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in first out, average cost method or by specific identification.

Equity method investments

Investments in and advances to equity or joint ventures in which the Company has a substantial ownership interest of approximately 20% to 50% and exercises significant influence, or for which the Company owns more than 50% but does not control policy decisions, are accounted for by the equity method. The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee represents either finite-lived intangibles, indefinite-lived intangibles or goodwill. The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that Equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Equity method investments are reviewed for impairment on a quarterly basis by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

Other investments

Investments in which there is no significant influence (generally less than a 20% ownership interest) are accounted for under the cost method of accounting, unless they have readily determinable fair values. The Company reports investments with readily determinable fair values at fair value based on quoted market prices. Investment securities with readily determinable fair values are designated as available for sale with unrealized gains and losses included in accumulated other comprehensive income (loss), net of applicable taxes and other adjustments. The Company regularly reviews available for sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of two to fifty years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses are no longer amortized but are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives, are generally amortized using the straight-line method over their estimated useful lives, which generally range from three to 20 years and are reviewed for impairment at least annually. SFAS No. 142 requires the Company to perform an annual impairment assessment of its goodwill and indefinite-lived intangible assets. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

Effective July 1, 2005, the Company adopted Emerging Issues Task Force ("EITF") No. D-108 "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("D-108"). (See Note 8 Goodwill and Intangible Assets)

Impairment of long-lived and intangible assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the Company periodically review the carrying amounts of its property, plant and equipment and its finite-lived intangible assets to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. As a result of the tests performed, the Company determined that the long-lived and intangible assets included in the consolidated balance sheets were not impaired.

Financial instruments
The carrying value of the Company's financial instruments, including cash and cash equivalents, cost investments and long-term borrowings, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheet with changes in estimated fair value recorded in Other, net in the consolidated statement of operations.

Guarantees
The Company follows FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition
Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Filmed Entertainment:
Revenues are recognized in accordance with SOP 00-2. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD units have expired.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite Television:
Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue is earned.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Newspapers, Magazine Inserts and Book Publishing:
Advertising revenue from newspapers, inserts and magazines is recognized when the advertisements are published. Revenues earned from book publishing and from newspaper circulation are recognized upon passing of control to the buyer.

Sales returns
Consistent with industry practice, certain of the Company's products, such as home entertainment product, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs

Subscriber acquisition costs in the Direct Broadcast Satellite Television segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs including hardware, installation and commissions are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with SOP 00-2. Advertising expenses recognized for the years ended June 30, 2006, 2005, and 2004 totaled $2.3 billion, $2.2 billion and $1.8 billion, respectively.

Translation of foreign currencies

Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss). Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

The Company enters into limited forward foreign exchange contracts with the objective of protecting the Company against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are included in net income (loss), except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied.

Capitalization of interest

Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $28 million, $31 million and $42 million, for the years ended June 30, 2006, 2005 and 2004, respectively. Amortization of capitalized interest for the years ended June 30, 2006, 2005 and 2004 was $44 million, $48 million and $40 million, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Earnings per share

Net income available to the Company's common stockholders is allocated between the Company's two classes of common stock, Class A Common Stock and Class B Common Stock. The allocation between classes is based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is allocated according to dividends declared and participation rights in undistributed earnings. (See Note 20 Earnings Per Share for the calculation of basic and diluted earnings per share under the two-class method.)

Basic earnings per share for Class A and Class B Common Stock is calculated by dividing net income or loss, less dividends on perpetual preference shares, by the weighted average number of shares of Class A and Class B Common Stock outstanding. Diluted earnings per share for Class A and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares under the Company's equity based compensation plans and the dilutive effect of convertible securities.

Comprehensive income (loss)
The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income.

For the years ended June 30,	2006	2005	2004
		(in millions)	
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 83	$ 177	$ 169
Fiscal year activity	(64)	(94)	8
Balance, end of year	19	83	177
Minimum pension liability adjustment:			
Balance, beginning of year	(246)	(212)	(274)
Fiscal year activity	167	(34)	62
Balance, end of year	(79)	(246)	(212)
Foreign currency translation adjustments:			
Balance, beginning of year	(9)	(101)	(467)
Fiscal year activity	149	92	366
Balance, end of year	140	(9)	(101)
Total Other comprehensive loss, net of tax	$ 80	$(172)	$(136)

Equity based compensation
In July 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. SFAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. The Company adopted SFAS 123R using a modified prospective application, as permitted under SFAS 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all share-based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Derivatives
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2006 and 2005, the notional amount of foreign exchange forward contracts with foreign currency risk was $39.0 million and $77.4 million, respectively, and the net unrealized gain was approximately $0.4 million and $0.5 million, respectively. The potential loss in fair value for such financial instruments for a 10% adverse change in quoted foreign currency exchange rates would be approximately $0.5 million and $3.5 million, respectively. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings. (See Note 10 Exchangeable Securities.)

Recent accounting pronouncements
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007. SFAS No. 154 may have a significant effect on the Company's consolidated financial statements to the extent that the Company changes its accounting principles in the future.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 and 124-1 amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." FSP 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 and 124-1 did not have a material impact on the Companies consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"). SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155, among other things: permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). *FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with* SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating what effect the adoption of FIN 48 will have on the Company's future results of operations and financial condition.

NOTE 3. ACQUISITIONS AND DISPOSALS

Fiscal 2006 Acquisitions

In September 2005, the Company acquired the 25% stake in News Out of Home ("NOOH") that it did not own from Capital International Global Emerging Markets Private Equity Fund, L.P. for approximately $175 million in cash. This acquisition increased the Company's ownership of NOOH to 100%. The excess purchase price over the fair value of the net assets acquired of approximately $133 million has been preliminarily allocated to certain identifiable indefinite-lived intangible assets, which in accordance with SFAS No. 142 are not being amortized. The allocation of the excess purchase price is not final and is subject to changes upon completion of final valuations of certain assets and liabilities.

In order to increase the Company's Internet presence, the Company purchased several Internet companies during September and October 2005 through its recently formed Fox Interactive Media ("FIM") division. The amount of goodwill resulting from Internet acquisitions during the year ended June 30, 2006 was approximately $1.3 billion and primarily related to the following fiscal 2006 transactions:

In September 2005, the Company acquired all of the outstanding common and preferred stock of Intermix Media, Inc. ("Intermix") for approximately $580 million in cash. Under an existing stockholders' agreement between Intermix, MySpace, Inc. ("MySpace"), an Internet entertainment company, and certain other stockholders of MySpace, Intermix exercised its option in July 2005 to acquire the outstanding 47% equity interest of MySpace that it did not already own for approximately $70 million in cash which closed in October 2005. This transaction increased Intermix's ownership in MySpace to 100%. In a related intercompany restructuring, the Company issued approximately 35 million shares of Class A Common Stock, which are considered treasury shares, to one of its subsidiaries, and, as a result, had no impact on the Company's outstanding shares. The excess purchase price over the fair value of the net assets acquired from Intermix was approximately $644 million, of which $565 million has been preliminarily allocated to goodwill, with the remaining $79 million allocated to definite-lived intangible assets.

In September 2005, the Company acquired Scout Media, Inc., the parent company of Scout.com, the country's leading independent online sports network, and Scout Publishing, producer of widely read local sports magazines in the United States, for approximately $60 million, substantially all of which has been preliminarily allocated to goodwill.

In October 2005, the Company acquired IGN Entertainment, Inc., a leading community-based Internet media and services company for video games and other forms of digital entertainment, for approximately $620 million in cash and approximately $30 million to be paid in cash pending the satisfaction of certain conditions. The excess purchase price over the fair value of the net assets acquired including acquisition related costs was approximately $624 million, of which $554 million has been preliminarily allocated to goodwill, with the remaining $70 million allocated to definite-lived intangible assets.

In May 2006, the Company acquired a U.S. regional cable sports channel in the southeast region for approximately $375 million. This channel has rights to the National Hockey League's Atlanta Thrashers and shares rights to Major League Baseball's ("MLB") Atlanta Braves and the National Basketball Association's Atlanta Hawks with one of the Company's existing regional sports networks. The purchase price preliminarily allocated to goodwill was $295 million, with the remaining $80 million allocated to definite-lived intangible assets.

In accordance with SFAS No. 142, excess purchase price that has been preliminarily allocated to goodwill is not being amortized for all of the acquisitions noted above. The allocation of the excess purchase price is not final and is subject to changes upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization. For every $100 million reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Depreciation and amortization expense would increase by approximately $10 million per year, representing amortization expense assuming an average useful life of ten years.

The fiscal 2006 acquisitions were all accounted for in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141").

Fiscal 2006 Disposals

In October 2005, the Company sold its TSL Education Ltd. division ("TSL"), which included *The Times Educational Supplement* and other newspapers, magazines, websites and exhibitions aimed at teachers and education professionals in the United Kingdom for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of approximately $381 million, net of tax of $0.

In April 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0.

Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statement of operations for the year ended June 30, 2006. The net income, assets, liabilities and cash flow attributable to the TSL and Sky Radio operations are not material to the Company in any of the periods presented and accordingly have not been presented separately. There is no provision for income taxes related to these transactions as any tax due is offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which because of the sale of TSL and Sky Radio can now be utilized. Therefore, there is no resulting tax provision.

Fiscal 2005 Transactions

Incorporation in the United States

In April 2004, the Company announced that it would pursue the Reorganization, which would change the Company's place of incorporation from Australia to the United States. In August 2004, the Company announced that a special committee of non-executive Directors and the Board of Directors of the Company had unanimously recommended the proposed Reorganization. On October 26, 2004, the reorganization was approved by the Company's stockholders and option holders and on November 3, 2004, the Federal Court of Australia also approved the Reorganization.

On November 12, 2004, the Reorganization was accomplished under Australian law whereby the holders of TNCL's ordinary and preferred limited voting ordinary shares, including those ordinary shares and preferred limited voting ordinary shares represented by American Depositary Receipts ("ADRs"), had their shares cancelled and received in exchange shares of voting and non-voting common stock of News Corporation at a one-for-two ratio. Reorganization costs expensed during fiscal 2005 amounted to $49 million and were included in Other operating charges in the Other segment in the consolidated statements of operations.

In connection with the Reorganization, the Company acquired from the Harris Trust the approximate 58% interest in QPL not already owned by the Company through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were shares of the Company and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of the Company. The consideration for the acquisition of the net assets of the Cruden Group, excluding shares of the Company owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, was the issuance of approximately 61 million shares of Class B Common Stock valued at approximately $1.0 billion and the assumption of approximately $400 million of debt. All of the debt assumed was retired in November 2004. The excess purchase price over the fair value of the net assets acquired of approximately $1.3 billion has been allocated to newspaper mastheads and goodwill, which in accordance with SFAS No. 142 are not being amortized. As a result of the purchase of this interest in QPL, the Company's ownership interest in QPL increased from 42% to 100% and accordingly on November 12, 2004, the Company ceased to equity account for QPL. The results of QPL have been included in the Company's consolidated statements of operations from November 12, 2004, the date of acquisition.

As a result of the Reorganization, News Corporation became the new parent company of TNCL. News Corporation has a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange.

In exchange for approximately 78 million shares of Class A Common Stock and approximately 247 million shares of Class B Common Stock owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, the Harris Trust received shares of News Corporation in the same exchange ratio as all other TNCL stockholders in the Reorganization. The shares of News Corporation non-voting Class A Common Stock that the Harris Trust received were reduced by the number of shares equal in value to the net debt and certain other net liabilities of the Cruden Group which were assumed by the Company in the transaction. The shares issued to the Harris Trust were approximately 61 million shares of Class A Common Stock and approximately 247 million shares of Class B Common Stock with an approximate aggregate value of $6 billion, and the Company assumed approximately $250 million of net debt and certain other net liabilities of the Cruden Group. All of the debt assumed was retired in November 2004.

The 61 million shares of Class A Common Stock issued to the Harris Trust were based on agreed estimates. The Company agreed to compensate the Harris Trust for any difference between the estimated amounts and the actual amounts (the "Adjustment Amount") after the completion of the Reorganization, and it was subsequently agreed that the Company would issue to the Harris Trust additional shares of Class A Common Stock of approximately equivalent value to the Adjustment Amount. The Adjustment Amount owed to the Harris Trust was approximately an additional $33 million. Following approval by stockholders on October 21, 2005, a total of approximately two million additional shares of Class A Common Stock were issued to the Harris Trust on October 27, 2005, to provide for the difference between the estimated and actual amounts. The number of shares was determined based on the New York Stock Exchange closing price of the Class A Common Stock on October 25, 2005.

The Company shares acquired through the acquisition of the Cruden Group, as well as the shares which were indirectly owned by the Company through its 42% ownership interest in QPL prior to the acquisition, are considered treasury shares. The treasury shares are accounted for using the par value method. The number of shares of Class A Common Stock and Class B Common Stock related to this transaction that were held in treasury at June 30, 2006 was approximately 109 million and 314 million, respectively. Immediately following the Reorganization, the Harris Trust owned approximately 29.5% of the voting Class B Common Stock of News Corporation.

Fox Entertainment Group Acquisition

In March 2005, Fox Acquisition Corp., a direct wholly-owned subsidiary of the Company, completed its offer to the holders of Class A common stock of Fox Entertainment Group, Inc. ("FEG") to exchange 2.04 shares of the Company's Class A Common Stock for each outstanding share of FEG's Class A common stock validly tendered and not withdrawn in the exchange offer (the "Offer"). Shortly thereafter, the Company effected a merger of FEG with and into Fox Acquisition Corp. Each share of FEG Class A common stock not acquired in the Offer, other than the shares already owned by the Company, was converted in the merger into 2.04 shares of the Company's Class A Common Stock. The Company issued approximately 357 million shares of its Class A Common Stock valued at approximately $6.3 billion in exchange for the outstanding shares of FEG Class A common stock, resulting in an excess purchase price of approximately $2.9 billion. After the consummation of the Offer and the subsequent merger, Fox Acquisition Corp. changed its name to "Fox Entertainment Group, Inc." As a result of the Offer, the Company's ownership interest increased from approximately 82% to 100%. This acquisition of the remaining non-controlling interests in FEG has been accounted for under the purchase method in accordance with SFAS No. 141.

The Company has allocated the excess purchase price of $2.9 billion to finite-lived intangible assets, indefinite-lived intangibles, goodwill and deferred tax liabilities which are included in the Filmed Entertainment, Television, Cable Network Programming and Other segments.

In connection with the Offer and subsequent merger, a wholly-owned subsidiary of the Company tendered the shares of Fox Class A common stock and Fox Class B common stock that it owned prior to the acquisition to Fox Acquisition Corp. in exchange for the Company's Class A Common Stock at the same exchange ratio as was provided in the Offer for shares of Fox Class A common stock. As a result of the exchange, the wholly-owned subsidiary owns 1,631 million shares of the Company's Class A Common Stock, with an approximate value of $8 billion, which are reflected as treasury shares. The treasury shares are accounted for using the par value method.

The following unaudited pro forma consolidated results of operations for the fiscal years ended June 30, 2005 and 2004 assume that the acquisitions of FEG and QPL were completed as of July 1, 2003.

For the years ended June 30,	2005	2004
	(in millions, except per share amounts)	
Revenues	24,020	21,151
Net Income	2,316	1,781
Earnings per share—basic		
Class A	0.74	0.59
Class B	0.62	0.49
Earnings per share—diluted		
Class A	0.73	0.59
Class B	0.61	0.49

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

Other fiscal 2005 transactions
In September 2004, the Company purchased Telecom Italia S.p.A.'s ("Telecom Italia") 20% interest in SKY Italia for cash consideration of $108 million, thereby increasing the Company's ownership interest in SKY Italia to 100%.

In April 2005, the Company and Rainbow Media Holdings ("Rainbow") exchanged their investments in Regional Programming Partners ("RPP"). Under the terms of the agreement, the Company exchanged its 40% interest in RPP for Rainbow's 60% interests in Fox Sports Net Ohio and Fox Sports Net Florida (formerly included in the RPP business) and Rainbow's 50% interests in National Sports Partners and National Advertising Partners increasing the Company's ownership in these entities to 100%. In addition, the Company retained its 40% interest in SportsChannel Pacific Associates ("SportsChannel Bay Area") (also formerly included in the RPP business) and remitted to RPP the $150 million in promissory notes it received from RPP as a result of RPP's December 2003 acquisition of the Company's direct ownership interests in SportsChannel Chicago Associates ("SportsChannel Chicago") and SportsChannel Bay Area. The Company accounted for this exchange in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions" and accordingly the Company recorded the assets received at fair value upon closing. The Company has recognized a loss of approximately $85 million on this restructuring in Other, net in the accompanying consolidated statement of operations.

Fiscal Year 2004 Transactions
In December 2003, NDS Group plc ("NDS"), an indirect majority owned subsidiary of the Company, which is publicly traded, acquired 100% of the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of $73 million in cash. Subsequent to this acquisition, the Company concluded that certain intangible assets recognized on acquisition were not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly, the Company has recorded an impairment charge against these intangibles of $11.3 million reflected in Operating expenses within Operating income.

In April 2003, the Company and Telecom Italia acquired Telepiu, S.p.A. ("Telepiu"), Vivendi Universal's satellite pay-television platform in Italy for approximately $874 million, consisting of the assumption of $388 million in outstanding indebtedness and a cash payment of $486 million. In the acquisition, Telepiu was merged with Stream S.p.A. ("Stream"), and the combined platform was renamed SKY Italia, which was then owned 80% by the Company and 20% by Telecom Italia. In December 2003, SKY Italia sold two wholly owned subsidiaries, Prima S.p.A. and Europa S.p.A., for total consideration of $112 million. The Company ascribed a fair value of $112 million to these assets in connection with the Telepiu acquisition that occurred in April 2003 and accordingly, no gain or loss was recognized on the sale.

In December 2003, the Company sold its 50% direct ownership interests in SportsChannel Chicago and SportsChannel Bay Area (collectively the "SportsChannels") to subsidiaries of RPP for consideration of $150 million. This consideration was paid wholly in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate amount of $150 million and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels were held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by the Company. The Company recognized a net gain on the sale of the SportsChannels of $9 million, which is reflected in Other, net in the accompanying consolidated statements of operations.

In February 2004, the Company sold the Los Angeles Dodgers ("Dodgers"), together with Dodger Stadium and the team's training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the "McCourt Entities"). The gross consideration for the sale of the Dodgers franchise and real estate assets was $421 million, subject to further adjustment. The consideration at closing was comprised of (i) $225 million in cash, (ii) a $125 million 2 year note, (iii) a $40 million four-year note secured by bank letters of credit and (iv) a $31 million three-year note that is convertible, at the Company's option, into preferred equity in the McCourt Entities. The Company had agreed to remit $50 million during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments which has been paid. The Company recognized a net loss of $2 million on the disposition of the Dodgers. As of June 30, 2005, the McCourt Entities had paid off all of the notes except for $125 million note secured by real estate. This real estate consists of approximately 23 acres located in the Seaport District of Boston, Massachusetts. In March 2006, the McCourt Entities remitted the real estate to the Company in full satisfaction of the note, including accrued interest of $20 million. In conjunction with this transfer, the Company assumed $36 million in debt. The Company recorded the assets and liabilities received at fair value upon closing. No gain or loss was recognized as the net fair value of the land approximated the value of the note.

NOTE 4. UNITED KINGDOM REDUNDANCY PROGRAM

In fiscal 2005, the Company announced its intention to invest in new printing plants in the United Kingdom to take advantage of technological and market changes. As the new automated technology comes on line, the Company expects lower production costs and improved newspaper quality, including expanded color.

In conjunction with this project, during fiscal 2006, the Company received formal approval for the construction of the main new plant which was the last contingency, thereby committing the Company to a redundancy program (the "Program") for certain production employees at the Company's U.K. newspaper operations. The Program is in response to the reduced workforce that will be required as new printing presses and the new printing facilities eventually come on line. As a result of this Program, the Company expects to reduce its production workforce by approximately 65%, and as of June 30, 2006, approximately 700 employees in the United Kingdom had already voluntarily accepted severance agreements and are expected to leave the Company primarily in fiscal 2007 and 2008.

In accordance with SFAS No. 88, "Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company recorded a redundancy provision of approximately $109 million, which includes accretion expense of $8 million, during the year ended June 30, 2006 in Other operating charges and Non-current other liabilities in the consolidated financial statements. The Company expects to record an additional provision of approximately $23 million through fiscal 2008 to record accretion on the redundancy provision and to recognize any retention bonuses earned. A majority of the Program's costs are expected to be paid in cash to employees in fiscal 2008.

NOTE 5. INVENTORIES

As of June 30,	2006	2005
	(in millions)	
Programming rights	$ 2,147	$ 1,627
Books, DVDs, paper and other merchandise	466	345
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	588	733
Completed, not released	88	234
In production	251	218
In development or preproduction	59	90
	986	1,275
Television productions:		
Released (including acquired libraries)	475	470
Completed, not released	27	14
In production	147	149
In development or preproduction	2	2
	651	635
Total filmed entertainment costs, less accumulated amortization[a]	1,637	1,910
Total inventories, net	4,250	3,882
Less: current portion of inventory, net[b]	(1,840)	(1,516)
Total noncurrent inventories, net	$ 2,410	$ 2,366

(a) Does not include $584 million and $530 million of net intangible film library costs as of June 30, 2006 and 2005, respectively which are included in intangible assets subject to amortization in the consolidated balance sheet (Refer to Note 8 Goodwill and Other Intangible Assets for further details).

(b) Current inventory as of June 30, 2006 and June 30, 2005 is comprised of programming rights ($1,411 million and $1,237 million, respectively), books, DVDs, paper, and other merchandise.

As of June 30, 2006, the Company estimated that approximately 70% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2007 and approximately 94% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2007, the Company expects to pay $725 million in accrued participation liabilities, which are included in participations, residuals and royalties payable on the consolidated balance sheet. At June 30, 2006, acquired film and television libraries have remaining unamortized film costs of $167 million, which are generally, amortized using the individual film forecast method generally over a remaining period of approximately three to 15 years.

NOTE 6. INVESTMENTS

As of June 30, 2006, the Company's investments were comprised of the following:

		Ownership Percentage	As of June 30,[3] 2006	2005
			(in millions)	
Equity method investments:				
The DIRECTV Group, Inc.[1]	DBS operator principally in the U.S.	38%[4]	$ 6,866	$ 6,688
Gemstar-TV Guide International, Inc.[1]	U.S. print and electronic guidance company	41%	647	608
British Sky Broadcasting Group plc[1]	U.K. DBS operator	38%[5]	1,061	787
China Network Systems	Taiwan cable TV operator	various	239	225
Sky Network Television Ltd.	New Zealand media company	44%	239	254
National Geographic Channel (US)[2]	U.S. cable channel	67%	295	320
National Geographic International[2]	International cable channel	various[6]	99	133
Other equity method investments		various	679	627
Cost method investments			476	626
			$10,601	$10,268

(1) The market value of the Company's investment in DIRECTV, Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") and British Sky Broadcasting Group plc ("BSkyB") was $7,762 million, $615 million and $7,275 million, respectively, as of June 30, 2006.
(2) The Company does not control this entity as it does not hold a majority on its board of directors, is unable to dominate operating decision-making and is not a variable interest entity.
(3) The aggregate fair value of those investments whose shares are publicly traded was $16,622 million and $15,654 million as of June 30, 2006 and 2005, respectively.
(4) The Company's ownership in DIRECTV increased from approximately 34% at June 30, 2005 to approximately 38% at June 30, 2006 due to DIRECTV's share buyback program.
(5) The Company's ownership in BSkyB increased from approximately 37% at June 30, 2005 to approximately 38% at June 30, 2006 due to BSkyB's share buyback program.
(6) The Company's ownership percentage in NGC Network International LLC and NGC Network Latin America LLC was 50% and 67%, respectively, as of June 30, 2006 and 2005.

Equity Earnings of Affiliates

The Company's share of the income (loss) of each of its equity affiliates is as follows:

For the years ended June 30,	2006	2005	2004
	(in millions)		
British Sky Broadcasting Group plc	$369	$ 374	$265
The DIRECTV Group, Inc.[a]	246	(186)	(57)
Sky Brasil	23	49	(37)
Innova	61	27	(10)
Other DBS equity affiliates	24	5	(33)
Cable channel equity affiliates	68	46	67
Other equity affiliates	97	40	(25)
Total equity earnings (losses) of affiliates[b]	$888	$ 355	$170

(a) The Company's share of DIRECTV's losses for the fiscal year ended June 30, 2005 includes the Company's share of DIRECTV's increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds and the Company's portion of the SPACEWAY program impairment.
(b) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets at their acquisition by a total of $5.7 billion and $4.9 billion as of June 30, 2006 and 2005, respectively.

This excess primarily relates to the Company's investment in DIRECTV. At June 30, 2006 the remaining excess included in the investment in DIRECTV was $4.1 billion which represents the excess of fair value over the Company's proportionate share of DIRECTV's underlying net assets as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DIRECTV's SPACEWAY, PanAmSat, Hughes Software Systems and Hughes Network Systems, Inc. businesses and its deferred subscriber acquisition costs. The Company's purchase price allocation reflected the fair value of these assets at the date of acquisition, which approximate DIRECTV's revised carrying amounts. As such, portions of the impacts of the preceding items were recognized by the Company through its purchase price allocation. The resulting excess has been allocated to finite-lived intangibles, which are being amortized over lives ranging from six to 20 years, and to certain indefinite-lived intangibles and goodwill, which are not subject to amortization in accordance with SFAS No. 142.

In accordance with SFAS No. 142, the Company amortized $83 million and $74 million in fiscal 2006 and 2005, respectively, related to amounts allocated to definite-lived intangible assets. Such amortization is reflected in equity earnings (losses) of affiliates.

Fiscal Year 2006 Disposals

In July 2005, the Company sold its entire cost investment in China Netcom Group Corporation ("China Netcom"). The Company's 1% investment in China Netcom was sold for total consideration of approximately $112 million. The Company recognized a gain of approximately $52 million on this sale included in Other, net in the consolidated statement of operations for the year ended June 30, 2006.

Fiscal Year 2005 Acquisitions and Disposals

In June 2005, the Company sold its entire cost investment in The Wireless Group plc ("Wireless Group"). The Company's 38.9 million shares of Wireless Group were sold for total consideration of approximately $60 million. The Company recognized a gain of approximately $6 million on the sale, which is reflected in Other, net in the accompanying consolidated statements of operations for the fiscal year ended June 30, 2005.

In fiscal 2005, Independent Newspapers Limited merged with Sky Network Television and formed a new company which has been named Sky Network Television Limited ("Sky Network Television"). As part of the transaction, the Company received net cash consideration of approximately $60 million and increased the Company's ownership interest in Sky Network Television by 10%, to 44%.

During fiscal 2005, as part of the Company's acquisition of the remaining outstanding shares of FEG it did not already own (See Note 3 Acquisitions and Disposals), approximately $166 million of the FEG excess purchase price was assigned to the Company's investments in National Geographic and DIRECTV, of which approximately $53 million was allocated to amortizable intangibles with an estimated weighted average useful life of 17 years.

In October 2004, the Company and its then 34% investee, DIRECTV, announced a series of transactions with Grupo Televisa, Globopar and Liberty Media International, Inc. that would result in the reorganization of the companies' direct-to-home ("DTH") satellite television platforms in Latin America. The transactions would result in DIRECTV Latin America and Sky Latin America consolidating their two DTH platforms into a single platform in each of the major territories served in the region. As part of these transactions, DIRECTV would acquire News Corporation's interests in Sky Brasil, Innova and Sky Multi-Country Partners. The Sky Multi-Country Partners transaction closed during fiscal 2005 and the Company recognized a pre-tax loss of approximately $55 million on this transaction at that time. In February 2006, the Company completed its previously announced sale of its investment in Innova, a Mexican DTH platform, to DIRECTV for $285 million. As a result of this transaction, the Company recognized a pre-tax gain of approximately $206 million, which is included in Other, net in the consolidated statement of operations for the year ended June 30, 2006. The balance of the gain was deferred due to the Company's investment in DIRECTV, the acquirer of Innova. Upon the closing of the Innova transaction, the Company was released from both its Innova transponder lease guarantee and its guarantee under Innova's credit agreement. The Sky Brasil transaction is expected to occur in fiscal 2007. (See Note 15 Commitments and Contingencies and Note 24 Subsequent Events).

In December 2004, the Company sold its 20% investment in Rogers Sportsnet to Rogers Broadcasting Limited for $41 million. Rogers Sportsnet operates regional sports networks in Canada covering local sports events plus national programming. For the fiscal year ended June 30, 2005, the Company recognized a gain of $39 million on this sale in Other, net in the consolidated statements of operations.

In January 2005, STAR Group Limited, a direct wholly-owned subsidiary of the Company ("STAR"), completed the acquisition of approximately 26% in Balaji Telefilms Limited, the largest television content production company in India, whose shares are listed for trading on The Stock Exchange, Mumbai and the National Stock Exchange of India for $34 million.

Impairment Review

During the year ended June 30, 2006, Gemstar-TV Guide's common stock experienced significant volatility in its market value trading between a low of $2.24 per share on November 15, 2005 to a high of $3.89 per share on May 30, 2006, approximately 61% and 105% of the Company's carrying value at June 30, 2006, respectively. As of June 30, 2006, the Company's carrying value in Gemstar-TV Guide exceeded its market value by approximately $32 million.

In determining if the decline in Gemstar-TV Guide's market value was other than temporary, the Company considered a number of factors: (1) the financial condition, operating performance and near term prospects of the investee; (2) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (3) analysts' ratings and estimates of 12 month share price targets for the investee; (4) the length of the time and the extent to which the investee's market value has been less than the carrying value of the Company's investment; (5) the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value and (6) the recent volatility of Gemstar-TV Guide's share price. Upon review, the Company has determined that at this time the impairment in the value of its investment in Gemstar-TV Guide is temporary.

Due to the volatility of Gemstar-TV Guide's common stock, the Company will continue to monitor this investment for possible future impairment.

Summarized financial information

Summarized financial information for significant equity affiliates, determined in accordance with Regulation S-X of the Securities Exchange Act of 1934, as amended, accounted for under the equity method is as follows:

For the years ended June 30,	2006	2005	2004
		(in millions)	
Revenues	$21,109	$19,734	$17,527
Operating income (loss)	3,068	(221)	525
Income (loss) from continuing operations	1,889	(67)	172
Net income (loss)	1,889	(119)	(737)

As of June 30,	2006	2005
	(in millions)	
Current assets	$ 7,835	$ 8,012
Non-current assets	13,613	12,550
Current liabilities	5,268	4,447
Non-current liabilities	8,770	7,016

Equity affiliates of the Company have balance sheet dates consistent with the Company with the following exceptions:

Investment	Year End
Gemstar-TV Guide International, Inc.	December 31
National Geographic Channel (US)	December 31
National Geographic International	December 31
The DIRECTV Group, Inc.	December 31

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	Useful Lives	As of June 30, 2006	2005
		(in millions)	
Land		$ 288	$ 273
Buildings and leaseholds	3 to 50 years	2,451	2,264
Machinery and equipment	2 to 30 years	5,361	4,900
		8,100	7,437
Less accumulated depreciation and amortization		(4,029)	(3,459)
		4,071	3,978
Construction in progress		684	368
Total property, plant and equipment, net		$ 4,755	$ 4,346

Depreciation and amortization related to property, plant and equipment was $676 million, $608 million and $539 million for the years ended June 30, 2006, 2005, and 2004, respectively. This includes depreciation of set-top boxes at the Direct Broadcast Satellite Television segment of $100 million, $100 million and $93 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Total operating lease expense was approximately $358 million, $327 million and $342 million for the years ended June 30, 2006, 2005 and 2004, respectively.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the Company's intangible assets and related accumulated amortization are as follows:

As of June 30,	Weighted average useful lives	2006	2005
		(in millions)	
FCC licenses[(a)]	Indefinite-lived	$ 6,910	$ 8,485
Distribution networks	Indefinite-lived	749	745
Publishing rights & imprints	Indefinite-lived	506	501
Newspaper mastheads	Indefinite-lived	796	744
Other	Indefinite-lived	1,365	1,199
Intangible assets not subject to amortization		10,326	11,674
Film library, net of accumulated amortization of $39 million and $7 million as of June 30, 2006 and 2005, respectively[(b)]	20 years	584	530
Other intangible assets, net of accumulated amortization of $138 million and $ 67 million as of June 30, 2006 and 2005, respectively[(b)]	3 – 20 years	536	313
Total intangibles, net		$11,446	$12,517

(a) Effective July 1, 2005, the Company adopted D-108. D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock) to reduce the intangible balances attributable to its television stations' FCC licenses. As required, this charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statement of operations.

The direct valuation method used for FCC Licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC Licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods.

(b) See Note 3 Acquisitions and Disposals.

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2005	Acquisitions	Adjustments[(a)]	Balance as of June 30, 2006
	(in millions)			
Filmed Entertainment	$ 976	$ —	$ 97	$ 1,073
Television	3,407	—	(123)	3,284
Cable Network Programming	4,416	323[(b)]	40	4,779
Direct Broadcast Satellite Television	523	—	36	559
Magazines & Inserts	257	—	—	257
Newspapers	980	—	(67)	913
Book Publishing	—	2	—	2
Other	385	1,382[(b)]	(86)	1,681
Total goodwill	$10,944	$1,707	$(103)	$12,548

(a) Adjustments primarily related to purchase price allocations for acquisitions, foreign currency translation adjustments.
(b) See Note 3 Acquisitions and Disposals.

Amortization related to finite-lived intangible assets was $99 million, $40 million and $26 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2007—$96 million, 2008—$95 million, 2009—$90 million, 2010—$82 million and 2011—$64 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

NOTE 9. BORROWINGS

As of June 30,				Note	2006	2005
					(in millions)	
Bank Loans[a]						
Current					$ 42	$ 32
Long-term					152	128
					$ 194	$ 160
Public Debt						
Description	*Original face value*		*Due date*			
6.625% Senior debentures	US$	350m	January 9, 2008	(c)	$ 350	$ 350
7.375% Senior debentures	US$	200m	October 17, 2008	(c)	200	200
4.75% Senior notes	US$	150m	March 15, 2010	(c)(d)	150	150
9.25% Senior debentures	US$	500m	February 1, 2013	(b)	500	500
8.625% Senior debentures	A$	150m	February 7, 2014	(b)	111	113
5.3% Senior debentures	US$	750m	December 15, 2014	(c)(d)	750	750
7.6% Senior debentures	US$	200m	October 11, 2015	(b)	200	200
8% Senior debentures	US$	400m	October 17, 2016	(c)	400	400
7.25% Senior debentures	US$	350m	May 18, 2018	(c)	350	350
8.25% Senior debentures	US$	250m	August 10, 2018	(b)	250	250
Liquid Yield Option™ Notes	US$	1,515m	February 28, 2021	(e)	70	880
8.875% Senior debentures	US$	250m	April 26, 2023	(b)	250	250
7.75% Senior debentures	US$	200m	January 20, 2024	(b)	200	200
7.75% Senior debentures	US$	90m	February 1, 2024	(b)	90	90
9.5% Senior debentures	US$	200m	July 15, 2024	(b)	200	200
8.5% Senior debentures	US$	200m	February 23, 2025	(b)	200	200
7.7% Senior debentures	US$	250m	October 30, 2025	(c)	250	250
7.43% Senior debentures	US$	240m	October 1, 2026	(c)	240	240
7.125% Senior debentures	US$	200m	April 8, 2028	(c)	200	200
7.3% Senior debentures	US$	200m	April 30, 2028	(c)	200	200
7.28% Senior debentures	US$	200m	June 30, 2028	(c)	200	200
7.625% Senior debentures	US$	200m	November 30, 2028	(c)	200	200
6.55% Senior notes	US$	350m	March 15, 2033	(c)(d)	350	350
8.45% Senior debentures	US$	200m	August 1, 2034	(b)	200	200
6.2% Senior debentures	US$	1,000m	December 15, 2034	(c)(d)	1,000	1,000
6.4% Senior debentures	US$	1,115m	December 15, 2035	(c)(d)	1,150	—
8.15% Senior debentures	US$	300m	October 17, 2036	(c)	300	300
6.75% Senior debentures	US$	250m	January 9, 2038	(c)	250	250
7.75% Senior debentures	US$	600m	December 1, 2045	(c)	600	600
7.9% Senior debentures	US$	150m	December 1, 2095	(c)	150	150
8.25% Senior debentures	US$	100m	October 17, 2096	(c)	100	100
Exchangeable securities				Note 10	1,572	1,516
Total public debt					11,233	10,839
Total borrowings					$11,427	$10,999
Current maturities of borrowings					42	912
Long-term borrowings					11,385	10,087
Total borrowings					$11,427	$10,999

At June 30, 2006, the fair value of interest bearing liabilities in aggregate amounts to $12.4 billion.

a) During fiscal 2004, a subsidiary of the Company, entered into two loan agreements with the European Bank for Reconstruction and Development in the aggregate amount of $93 million which have been fully utilized. Both loans bear interest at three-month LIBOR plus a margin of up to 5% dependent upon certain financial metrics, and are to be paid in quarterly installments over a five-year period ending in November 2009. In June 2005, the Company expanded the facility by $130 million and utilized approximately $50 million of this facility in fiscal 2005 and an additional $26 million in fiscal 2006. This loan bears interest at three-month LIBOR plus a margin of up to 3.9% dependent upon certain financial metrics, and is to be paid in quarterly installments over a seven-year period ending February 2012 and is subject to certain financial covenants. The loans are secured by certain bank accounts and share pledges of the Company's Russian operating subsidiaries.

The cash flows from these facilities have been and are to be used to expand the Company's businesses primarily in Russia and Eastern Europe. The Company made principal repayments of $9 million and $6 million on these loans in fiscal 2006 and fiscal 2005, respectively. At June 30, 2006, $154 million was outstanding under these loans. The total unused credit facility at June 30, 2006 and 2005 was $69 million and $86 million, respectively. (See Note 24 Subsequent Events).

b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented (as supplemented, the "Indenture"), among News America Incorporated ("NAI"), the Company and the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented (as supplemented, the "Indenture"), among NAI, the Company and the subsidiary guarantors named therein and The Bank of New York, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

d) In December 2004, the Company issued approximately $750 million of 5.30% Senior Notes due 2014 and $1,000 million of 6.20% Senior Notes due 2034 for general corporate purposes. The Company received proceeds of $1,743 million on the issuance of this debt, net of expenses.

In December 2005, the Company issued $1,150 million of 6.40% Senior Notes due 2035. The Company received proceeds of approximately $1,133 million on the issuance of this debt, net of expenses.

e) In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and have an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time on or after February 28, 2006 at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2006.

The LYONs constitute senior indebtedness of NAI and rank equal in right of payment with all present and future senior indebtedness of NAI. The Company and the subsidiary guarantors have each fully and unconditionally guaranteed the LYONs. The notes, which have been recorded at a discount, are being accreted using the effective interest rate method.

Interest Expense, Net

Interest expense, net consists of

For the years ended June 30,	2006	2005	2004
	(in millions)		
Interest income	$ 246	$ 200	$ 152
Interest expense	(819)	(767)	(726)
Interest capitalized	28	31	42
Interest expense, net	$(545)	$(536)	$(532)

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2006.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 2	Stable
Standard & Poor's	BBB	Stable

Original Currencies of Borrowings

Borrowing are payable in the following currencies:

As of June 30,	2006	2005
	(in millions)	
United States Dollars	$11,312	$10,862
A$150 million (2005 A$150 million) Australian Dollars	111	113
Other currencies	4	24
Total borrowings	$11,427	$10,999

At June 30, 2006, the impact of foreign currency movements on borrowings was not material.

On June 27, 2003, NAI entered into a new $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., FEG, News America Marketing FSI, Inc., News Publishing Australia Limited and News Australia Holdings Pty Limited are guarantors (the "Guarantors") under the Credit Agreement. The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit and expires on June 30, 2008. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the Credit Agreement include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.15% regardless of facility usage. The Company pays interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.60%. The Company pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating. At June 30, 2006, letters of credit representing approximately $180 million were issued under the Credit Agreement. The total unused credit facility as of June 30, 2006 and 2005 amounted to $1,570 million and $1,582 million, respectively.

NOTE 10. EXCHANGEABLE SECURITIES

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI, issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). During 2003, approximately 85% of the Company's outstanding TOPrS and related warrants were redeemed. As of June 30, 2006, approximately 1.5 million TOPrS and 1 million warrants remain outstanding. These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS have a mandatory redemption date of November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Company has the right to pay cash equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradable shares. The Company and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants are determined at the end of each period using the Black-Scholes method. The fair values of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the Warrants are reported at fair value and in non-current other liabilities. The fair value of the obligation is accreted to its maturity value through the effective interest method. (See Note 17 Other, net) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2006, $128 million and $26 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2005, $127 million and $33 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

BUCS

During 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS. The BUCS are exchangeable at the holders' option into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, the Company's Class A Common Stock or any combination thereof.

The Company may redeem the BUCS for cash, BSkyB ordinary shares or a combination thereof in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The fair values of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the call option feature of the exchangeable debentures is reported at fair value and in non-current other liabilities. The fair value of the obligation is being accreted to its maturity value through the effective interest method. (See Note 17 Other, net) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2006, $1,444 million and $235 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2005, $1,389 million and $152 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

NOTE 11. FILM PRODUCTION FINANCING

Considering the competitive environment and costs associated with film production, film studios, including the Company, constantly evaluate the risks and rewards of film production. Various strategies are used to balance risk with capital needs, including, among other methods, co-production, contingent profit participations, acquisition of distribution rights only and insurance.

NOTE 12. STOCKHOLDERS' EQUITY

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interest of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01, of which 9,000,000 preferred shares have been designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. As of June 30, 2006, there were no shares of preferred stock, including Series A Junior Participating Preferred Stock, issued and outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock. Class A Common Stock carry the right to dividends in the amount equal to 120% of the aggregate of all dividends declared on a share of Class B Common Stock. Class A Common Stock retain this right through fiscal year 2007. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock will cease to carry any rights to a greater dividend than shares of Class B Common Stock.

As of June 30, 2006, there were approximately 56,000 holders of record of shares of Class A Common Stock and 1,700 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock stockholders and Class B Common Stock stockholders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Stockholder Rights Plan

In fiscal 2005 the Board adopted a stockholder rights plan (the "Rights Plan").

Under the Rights Plan, each stockholder of record received a distribution of one right for each share of voting and non-voting common stock of the Company (the "Rights").

Initially, the Rights will be represented by the Company's common stock certificates, will not be traded separately from the common stock and will not be exercisable.

The Rights will become exercisable only if a person or group obtains ownership (defined to include stock which a person has the right to acquire, regardless of whether such right is subject to the passage of time or the satisfaction of conditions), or announces a tender offer that would result in ownership of 15% or more of the Company's voting common stock, at which time each Right would enable the holder of such Right to buy additional stock of the Company. Following the acquisition of 15% or more of the Company's voting common stock, the holders of Rights (other than the acquiring person or group) will be entitled to purchase from the Company shares of the Company's voting or non-voting common stock, as applicable, at half price, and in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at half price. The Rights Plan grandfathered holdings of voting common stock and disclosed contracts permitting the acquisition of voting common stock in each case that existed at the time the Right Plan was adopted, including the then existing holdings of the Murdoch family and affiliated entities and Liberty Media Corporation ("Liberty"), but any additional acquisitions (subject to a 1% cushion granted to all exempt holders) by the Murdoch family and its affiliated entities or by Liberty and its affiliated entities would trigger the Rights. On August 10, 2005, the Company announced that the Board of Directors determined to extend the expiration date of the Rights Plan for an additional two-year period, expiring in November 2007. Each Right permits the holder to spend $80 for the purchases described above. On April 13, 2006, the Company agreed to a settlement of a lawsuit regarding the extension of its stockholder rights plan. On August 8, 2006, the Company announced that, in accordance with the terms of the settlement of a lawsuit regarding the Company's stockholder rights plan, the Board approved the adoption of an Amended and Restated Rights Plan, extending the term of the Company's existing stockholder rights plan from November 7, 2007 to October 20, 2008. (See Note 15 Commitments and Contingencies for more information on the settlement and Note 24 for more information on the Amended and Restated Rights Plan).

Stock Repurchase Program

In June 2005, the Company announced a stock repurchase program under which the Company is authorized to acquire from time to time up to an aggregate of $3 billion in Class A Common Stock and Class B Common Stock. In May 2006, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program to $6 billion. The Company repurchased approximately 125 million and approximately 30 million shares during the year ended June 30, 2006 and 2005, respectively. The remaining authorized amount at June 30, 2006, excluding commissions under the Company's stock repurchase program is approximately $3,442 million.

The repurchases will be made through open market transactions. The timing of such transactions and class of shares purchased will depend on a variety of factors, including market conditions. The program is expected to be completed within two years. The Company expects that the number of shares of Class A Common Stock and Class B Common Stock subject to the repurchase will be approximately equal, but the timing of such transactions and class of shares purchased will depend on a variety of factors, including market conditions. The program may be suspended or discontinued at any time.

Dividends

The total dividends declared related to fiscal 2006 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2006, the Company declared the final dividend on fiscal 2006 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock constitute the total dividend relating to fiscal 2006.

For the years ended June 30,	2006	2005	2004
Cash dividends paid per share			
Class A	$0.13	$0.10	$0.10
Class B	$0.13	$0.04	$0.04

NOTE 13. EQUITY BASED COMPENSATION

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which equity based compensation, including stock options, restricted stock, restricted stock units ("RSUs") and other types of awards, may be granted. Such equity grants under the 2005 Plan will generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are entitled to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") will determine the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the Company's News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. The remaining shares available for issuance under the 2005 Plan at June 30, 2006 were approximately 149 million. The Company will issue new shares of Class A Common Stock for award upon exercises of stock options or vesting of stock-settled RSUs.

The fair value of equity based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and Stock Appreciation Rights ("SARs") issued under the 2005 Plan or under the NDS Group plc executive share option schemes will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the Class A Common Stock; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

RSU awards are grants that entitle the holder to shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited stock-based compensation awards or for awards that are settled in cash become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. During the year ended June 30, 2006, the Company issued 16.2 million RSUs which primarily vest over four years. The RSUs are payable in shares of the Class A Common Stock, upon vesting, except for approximately 3.0 million RSUs that will be settled in cash. During the year ended June 30, 2006, approximately 295,000 RSUs vested, of which approximately 125,000 were settled in stock and 170,000 were settled in cash.

The following table summarizes the activity related to the Company's RSUs to be settled in stock:

	Restricted Stock Units	Weighted Average Grant-Date Fair Value
	(Shares in thousands)	
Unvested restricted stock units at July 1, 2005	—	$ —
Granted	13,187	15.38
Vested	(125)	16.93
Cancelled	(201)	15.24
Unvested restricted stock units at June 30, 2006	12,861	$15.37

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Reorganization, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock of the Company on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Reorganization, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. No future grants will be issued under the 2004 Plan and the 2004 Plan automatically terminates in 2014.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years ending June 30:

	2006	2005	2004
Weighted average risk free interest rate	4.94%	4.08%	5.60%
Dividend yield	0.7%	0.9%	0.9%
Expected volatility	29.52%	35.38%	41.83%
Maximum expected life of options	7 years	7 years	7 years

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions; expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of Australian government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

Other

The Company operates an employee share ownership scheme in the United Kingdom. This plan enables employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. During the years ended June 30, 2006, 2005 and 2004, the Company granted approximately 341,000, approximately 1.4 million and approximately 556,000 stock options under this scheme, respectively.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	2006			2005			2004		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	131,367	$13.97	$23.35	143,849	$13.69	$23.13	136,299	$13.44	$23.13
Granted	935	16.36	*	1,519	14.04	18.70	26,767	12.97	19.73
Exercised	(16,102)	10.32	16.74	(6,273)	10.09	15.96	(9,738)	8.77	14.00
Cancelled	(5,319)	13.98	24.27	(7,728)	11.95	20.97	(9,479)	13.05	22.99
Outstanding at the end of the year	110,881	$14.52	$24.50	131,367	$13.97	$23.35	143,849	$13.69	$23.13
Vested and unvested expected to vest at June 30, 2006	110,881								
Exercisable at the end of the year	102,055			95,638			82,549		
Weighted average fair value of options granted		$ 4.20	*		$ 6.74	$ 8.66		$ 7.13	$10.01

* Granted in U.S. dollars.

The exercise prices for the stock options issued prior to the Reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grants.

The Company issued 1,325,000 SARs in both fiscal 2005 and fiscal 2004 at exercise prices of $15.20 and $12.99, respectively. As of June 30, 2006, none of the SARs have been exercised and 331,250 of the SARs issued in fiscal 2005 and 662,500 of the SARs issued in fiscal 2004 were vested and exercisable. No SARs were issued in fiscal 2006.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.80	28	3.80	0.48	28	3.80
$6.49 to $9.68	25,692	8.52	5.30	19,108	8.96
$9.96 to $14.70	57,490	12.86	4.93	55,248	12.89
$15.20 to $22.38	15,658	20.35	4.03	15,658	20.35
$23.25 to $27.74	12,013	27.74	3.35	12,013	27.74
	110,881	$14.52		102,055	$15.05

NDS Option Schemes

NDS has three executive share option schemes ("the NDS Plans"). The NDS Plans provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of ten years. Stock options granted under the NDS Plans vest over a four-year period. The NDS Plans authorize stock options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. All NDS employees are entitled to participate in the NDS Plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

A summary of the NDS options (options in thousands):

	2006		2005		2004	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		(in US$)		(in US$)		(in US$)
Outstanding at the beginning of the year	4,338	$18.17	4,844	$14.60	4,208	$14.06
Granted	942	43.13	721	32.78	864	17.12
Exercised	(1,555)	14.00	(1,132)	11.92	(203)	11.01
Cancelled	(34)	20.05	(95)	21.66	(25)	39.66
Outstanding at the end of the year	3,691	$26.28	4,338	$18.17	4,844	$14.60
Vested and unvested expected to vest at June 30, 2006	3,670					
Exercisable at the end of the year	2,150		2,872		2,729	
Weighted average fair value of options granted		$29.42		$23.59		$11.94

The fair value of each NDS stock option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: weighted average risk-free interest rate of 4.50%; dividend yield of 0%; expected volatility of 72%; and expected life of stock options of 6.3 years.

The aggregate intrinsic value of stock options exercised for all of the Company's plans presented during fiscal 2006, 2005 and 2004 was $123 million, $51 million and $43 million, respectively.

The expense related to equity-based compensation was $132 million for the year ended June 30, 2006. In fiscal 2006, the Company received $222 million in cash from stock option exercises and recognized a tax benefit of $35 million on stock options exercised for all plans presented. In fiscal 2005, the Company received $88 million in cash from stock option exercises and recognized a tax benefit of $12 million on stock options exercised for all plans presented. In fiscal 2004, the Company received $80 million in cash from stock option exercises and recognized a tax benefit of $12 million on stock options exercised for all plans presented.

At June 30, 2006, the Company's total compensation cost related to non-vested stock options, SARs and RSUs not yet recognized for all plans presented is approximately $236 million, a portion of which is expected to be recognized over the next three fiscal years. Compensation expense on all stock-based awards is recognized on a straight line basis over the vesting period of the entire award.

On May 3, 2005, the Compensation Committee approved the acceleration of vesting of unvested out-of-the-money stock options granted under the 2004 Plan. The affected stock options are those with exercise prices greater than A$19.74 per share, which was the closing price of the Class A Common Stock (as traded on the Australian Stock Exchange in the form of CHESS Depositary Interests) on May 2, 2005. Prior to the Reorganization, stock options were granted to employees with Australian dollar exercise prices. As a result of this action, the vesting of approximately 19,862,000 previously unvested stock options was accelerated and became exercisable. None of the unvested stock options held by directors, some of whom have options with exercise prices in excess of A$19.74, were accelerated.

The Compensation Committee's decision to accelerate the vesting of these stock options was in anticipation of the related compensation expense that would be recorded subsequent to the Company's adoption of SFAS 123R. In addition, the Compensation Committee considered that because these stock options had exercise prices in excess of the prevailing market value on May 2, 2005 they were not fully achieving their original objectives of incentive compensation and employee retention, and it believed that the acceleration would have a positive effect on employee morale. Incremental expense of approximately $100 million ($65 million, net of tax) associated with the acceleration was recorded in the fiscal 2005 pro forma disclosure.

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock-based employee compensation prior to the adoption of SFAS 123R on July 1, 2004. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period, additional stock options may be granted in future years and the vesting of certain options was accelerated on May 3, 2005 (see above).

For the years ended June 30,	2005	2004
	(in millions except per share data)	
Net income, as reported	$2,128	$1,533
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(184)	(89)
Pro forma net income	$1,944	$1,444
Basic earnings per share:		
As reported:		
Class A	$ 0.74	$ 0.58
Class B	$ 0.62	$ 0.49
Pro forma:		
Class A	$ 0.68	$ 0.55
Class B	$ 0.57	$ 0.46
Diluted earnings per share:		
As reported:		
Class A	$ 0.73	$ 0.58
Class B	$ 0.61	$ 0.48
Pro forma:		
Class A	$ 0.67	$ 0.55
Class B	$ 0.56	$ 0.45

As a result of adopting SFAS 123R on July 1, 2005, the Company's income from continuing operations before income tax expense and minority interest in subsidiaries and net income for the year ended June 30, 2006, were $53 million and $35 million lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Basic and diluted earnings per share for the year ended June 30, 2006 are each $0.01 lower for both Class A Common Stock and Class B Common Stock, than if the Company had continued to account for share-based compensation under APB 25.

NOTE 14. RELATED PARTIES

Director transactions

Mr. Shuman served as a non-executive Director of the Company through October 2005 and was named Director Emeritus effective October 2005. He is also the Managing Director of Allen & Company LLC, a U.S. based investment bank. In fiscal 2006, total fees paid to Allen & Company LLC were approximately $6.1 million. There were no fees paid to Allen & Company LLC in fiscal 2005. In fiscal 2004, total fees paid to Allen & Company LLC were $3.9 million.

Mr. Aznar, a Director of the Company, holds a 50% interest in Famaztella S.L. ("Famaztella"), a private consulting firm, which provided advisory services to the Company related to its global corporate strategy. Since September 1, 2004, Famaztella received €10,000 per month for its services. The consultancy agreement between Famaztella and the Company was terminated on June 20, 2006, immediately preceding Mr. Aznar's appointment to the Board.

Freud International LLP, which is run by Matthew Freud, Elisabeth Murdoch's husband, has provided external support to the press and publicity activities of the Company during fiscal year 2006 amounting to approximately $500,000. At June 30, 2006, there were no outstanding amounts due to or from Freud International LLP. Freud International LLP did not provide any services to the Company prior to fiscal 2006.

During fiscal 2004, Mr. K. R. Murdoch purchased real estate from the Company for its fair market value of $13 million in cash. The Company recorded a gain on the sale of $0.8 million.

In fiscal 2000, the Company advanced $1 million to Mr. Chase Carey, a Director of the Company, in connection with the Director's relocation when he was an employee of the Company. Mr. Carey resigned from his position as an executive of the Company in January 2004, but continued as a Director. In fiscal 2004, concurrent with the resignation of Mr. Carey as an Executive, the Company cancelled his outstanding advance of $1 million and Mr. Carey received compensation totaling $1.3 million.

Related entities

Prior to the Company's acquisition of the remaining interest in QPL on November 12, 2004 (See Note 3 Acquisitions and Disposals), QPL was considered a related entity to the Company. Cruden Group, which Mr. K.R. Murdoch, by reason of his beneficial and trustee interest, was deemed to have an interest, controlled QPL. Primarily, QPL participated in the Company's newsprint supply agreement which allowed QPL to purchase at the Company's negotiated rates. In addition, QPL and the Company utilized each other's printing facilities and shared the same call center to sell advertising on a group basis. The net value of these transactions was $16 million for the period of July 1, 2004 through November 11, 2004, and $55 million for the year ended June 30, 2004.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties, excluding transactions with QPL, included on the consolidated statement of operations:

For the years ended June 30,	2006	2005	2004
	(in millions)		
Related party revenue, net of expense	$1,143	$1,008	$692

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2006	2005
	(in millions)	
Accounts receivable from related parties	$371	$228
Accounts payable to related parties	38	55

Liberty Transactions

In March 2003, the Company and Liberty entered into an agreement under which Liberty had the right to purchase $500 million of the Class A Common Stock at $10.75 per share. In October 2003, Liberty exercised its right and purchased $500 million of Class A Common Stock at $10.75 per share and the proceeds received were used by the Company to partially fund the acquisition of DIRECTV. As of June 30, 2006, Liberty's economic equity ownership in the Company was approximately 16% and its voting interest was approximately 19%.

NOTE 15. COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2006.

	As of June 30, 2006				
	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for Capital Expenditure					
Land and buildings	$ 256	$ 227	$ 29	$ —	$ —
Plant and machinery	557	360	197	—	—
Operating leases[a]					
Land and buildings	3,039	232	425	363	2,019
Plant and machinery	997	202	289	163	343
Other commitments					
Borrowings	9,855	42	661	188	8,964
Exchangeable securities	1,572	—	—	1,444	128
News America Marketing[b]	464	96	167	104	97
Sports programming rights[c]	12,665	2,795	3,924	3,034	2,912
Entertainment programming rights	4,210	1,521	1,536	764	389
Other commitments and contractual obligations	1,095	521	489	84	1
Total commitments, borrowings and contractual obligations	$34,710	$5,996	$7,717	$6,144	$14,853

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

	As of June 30, 2006				
	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
Contingent Guarantees		1 year	2 – 3 years	4 – 5 years	After 5 years
	(in millions)				
Transponder lease[d]	$321	$ 26	$ 53	$ 53	$189
Star Channel Japan[e]	71	71	—	—	—
Sky Brasil credit agreement[f]	210	—	210	—	—
Other	38	28	10	—	—
	$640	$125	$273	$ 53	$189

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2036. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.

(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to rent space for the display of point of service advertising.

(c) The Company's current contract with MLB grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

In July 2006, the Company entered into a new seven-year deal with MLB through the 2013 MLB season. Sports programming rights have not been updated to reflect the new MLB deal. (See Note 24 Subsequent Events)

Under the Company's contract with the National Football League ("NFL"), remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.

The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR") give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

The Company acquired the exclusive rights to transmit and exploit the broadcast of the 2007 Cricket World Cup and other related events through fiscal 2007. The Company has guaranteed its subsidiaries obligations under this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories.

In addition, the Company has certain other local sports broadcasting rights.

(d) The Company has guaranteed a transponder lease for an associated company operating in Latin America. The guarantee expires in fiscal 2019. (See Note 6 Investments and Note 24 Subsequent Events).

(e) The Company has guaranteed a bank loan facility of $71 million for an equity affiliate. The facility covers a term loan of $53 million (¥6.1 billion) which matures in June 2007, and an agreement for an overdraft with $18 million (¥2.0 billion) outstanding. The Company would be liable under this guarantee, to the extent of default by the equity affiliate.

(f) In August 2004, the Company guaranteed the obligations of Sky Brasil, an equity affiliate of the Company, under a $210 million three-year credit agreement with JP Morgan Chase Bank and Citibank N.A. (See Note 6 Investments and Note 24 Subsequent Events).

As of June 30, 2006 the Company was contractually obligated to approximately $576 million and $71 million in the United Kingdom and Australia, respectively, for new printing plants and related costs. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2006 was $342 million. (see Note 16 Pensions and Other Postretirement Benefits). This amount is impacted by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of our material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly the Company did not include this amount in the contractual obligations table.

Contingencies

The Company is party to several purchase and sale arrangements, which become exercisable over the next ten years by the Company or the counter-party to the agreement. Total contingent receipts/payments under these agreements (including cash and stock) have not been included in the Company's financial statements.

NOOH owns and operates outdoor advertising companies primarily located in Eastern Europe and also owns 68% of Media Support Services Limited, an outdoor advertising company with operating subsidiaries located in Russia. The minority stockholders of Media Support Services Limited had the right to sell a portion of their interests to NOOH during the first quarter of fiscal 2007 and have exercised those rights. The minority stockholders have the right to sell the remainder of their interests after June 2010. The Company believes that the exercise of these sale rights, if any, will not have a material effect on its consolidated financial condition, future results of operations or liquidity.

Stockholder Litigation

On October 6, 2005, 13 professionally managed investment funds that own the Company's stock filed a complaint in the Court of Chancery of the State of Delaware against the Company and its individual directors. The complaint, captioned *Unisuper et al. v. News Corp.*, C.A. No. 1699-N, raised claims of breach of contract, promissory estoppel, fraud, negligent misrepresentation and breach of fiduciary duty relating to the policy of the Board policy concerning the Company's stockholder rights plan, and the August 2005 decision of the Board to extend the expiration of the existing stockholder rights plan until November 8, 2007.

On April 13, 2006, the Company announced that it had entered into a settlement agreement with the plaintiffs. Under the terms of the settlement agreement, the trial and all remaining proceedings in the litigation will be postponed pending a stockholder vote on a rights plan to be held at the Company's annual stockholders meeting in October 2006 (the "Annual Meeting"). If stockholders vote in favor of the rights plan, the litigation will be dismissed. If stockholders vote against the rights plan, the Company has the right to treat the vote as advisory and proceed with the litigation.

At the Company's 2006 annual meeting of stockholders, the Company's stockholders will be asked to approve an extension of the existing rights plan to October 2008, with the Company having the right to extend the rights plan for one year if the situation with Liberty, which led to the adoption of the rights plan, remains unresolved. If the Company's stockholders vote in favor of the rights plan, then at the expiration of the existing rights plan or any other rights plan, the Company may adopt subsequent rights plans of one-year duration without stockholder approval, subject to interim periods of nine months between rights plans. If during or prior to any interim period, any stockholder (i) acquires 5 percent or more of the Company's voting stock, (ii) offers to purchase voting stock or assets that would result in their owning 30 percent or more of the Company's voting stock or assets or (iii) in certain other circumstances, the Company may immediately adopt a new rights plan of one-year duration. The Company may, of course, also adopt new rights plans or extend existing rights plans of unlimited duration with stockholder approval. The provisions discussed in this paragraph shall be in effect until the twentieth anniversary of the Annual Meeting. The terms of the settlement agreement are not intended to limit, restrict or eliminate the ability of the Company's stockholders under applicable Delaware law to amend the Company's certificate of incorporation in any manner. As part of the settlement, the Company has agreed to pay the plaintiffs' attorneys fees and expenses in the litigation.

On April 18, 2006, the Delaware Court of Chancery entered a scheduling order (the "Scheduling Order") (i) preliminarily approving the lawsuit as a class action on behalf of the class of Plaintiffs (the "Class") set forth in the Stipulation of Settlement and (ii) setting the date for a hearing for the purposes of: (a) determining whether the action should be certified as a class action, (b) determining whether the terms of the proposed settlement are fair, reasonable and in the best interests of the Class, and (c) considering the application of Plaintiffs' counsel for an award of attorneys' fees and expenses. The settlement hearing was held on May 23, 2006. Liberty filed an objection to the settlement. Before approving the settlement, the Court instructed the parties to clarify the terms of the releases that they were providing each other in order to make them easier to read, and to make express that claims against the parties based on future conduct were not being released. On June 1, 2006, the Court issued its order and final judgment approving the settlement.

NDS

Echostar Litigation

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the court limited these claims to acts allegedly occurring within three years of the filing of Echostar's original complaint.

After Echostar filed a second amended complaint, NDS filed a motion to dismiss this complaint on March 31, 2004. On July 21, 2004, the court issued an order directing Echostar to, among other things, file a third amended complaint within ten days correcting various deficiencies noted in the second amended complaint. Echostar filed its third amended complaint on August 4, 2004. On August 6, 2004, the court ruled that NDS was free to file a motion to dismiss the third amended complaint, which NDS did on September 20, 2004. The hearing occurred on January 3, 2005. On February 28, 2005, the court issued an order treating NDS's motion to dismiss as a motion for a more definite statement, granting the motion and giving Echostar until March 30, 2005 to file a fourth amended compliant correcting various deficiencies noted in the third amended complaint. On March 30, 2005, Echostar filed a fourth amended complaint, which NDS moved to dismiss. On July 27, 2005, the court granted in part and denied in part NDS's motion to dismiss, and again limited Echostar's surviving claims to acts allegedly occurring within three years of the filing of Echostar's original complaint. NDS believes these surviving claims are without merit and intends to vigorously defend against them.

On October 24, 2005, NDS filed its Amended Answer with Counterclaims, alleging that Echostar misappropriated NDS's trade secrets, violated the Computer Fraud and Abuse Act and engaged in unfair competition. On November 8, 2005, Echostar moved to dismiss NDS's counterclaims for conversion and claim and delivery, arguing that these claims were preempted and time-barred. Echostar also moved for a more definite statement of NDS's trade secret misappropriation claim. On December 8, 2005, the court granted in part and denied in part Echostar's motion to dismiss and for a more definite statement, but granted NDS leave to file amended counterclaims. On December 13, 2005, NDS filed its Second Amended Answer with Counterclaims, which Echostar answered on December 27, 2005. The court has set this case for trial in April 2008.

Sogecable Litigation

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the

Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on March 31, 2004. On July 23, 2004, the court heard oral argument on the motion and advised that a formal ruling should be issued by early August. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended complaint. On October 1, 2004, Sogecable notified the court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the United States Ninth Circuit Court of Appeals. Sogecable has filed a brief on appeal, NDS's opposition was filed on August 22, 2005, and Sogecable filed its reply on September 6, 2005.

Intermix

FIM Transaction

On August 26, 2005 and August 30, 2005, two purported class action lawsuits captioned, respectively, *Ron Sheppard v. Richard Rosenblatt et. al.*, and *John Friedmann v. Intermix Media, Inc. et al.*, were filed in the California Superior Court, County of Los Angeles. Both lawsuits named as defendants all of the then incumbent members of the Intermix Board, including Mr. Rosenblatt, Intermix' former Chief Executive Officer, and certain entities affiliated with VantagePoint Venture Partners, a former major Intermix stockholder. The complaints alleged that, in pursuing the transaction whereby Intermix was to be acquired by FIM (the "FIM Transaction") and approving the related merger agreement, the director defendants breached their fiduciary duties to Intermix stockholders by, among other things, engaging in self-dealing and failing to obtain the highest price reasonably available for Intermix and its stockholders. The complaints further alleged that the merger agreement resulted from a flawed process and that the defendants tailored the terms of the merger to advance their own interests. The FIM Transaction was consummated on September 30, 2005. The *Friedmann* and *Sheppard* lawsuits were subsequently consolidated and, on January 17, 2006, a consolidated amended complaint was filed (the "*Intermix Media Shareholder Litigation*"). The plaintiffs in the consolidated action are seeking various forms of declaratory relief, damages, disgorgement and fees and costs. By order of March 20, 2006, the court ordered that substantially identical claims asserted in a separate state action filed by Brad Greenspan, captioned *Greenspan v. Intermix Media, Inc., et al.*, be severed and related to the *Intermix Media Shareholder Litigation*. The defendants have filed demurrers seeking dismissal of all claims in the *Intermix Media Shareholder Litigation* and the severed Greenspan claims, which were heard by the Court on July 6, 2006. The Court reserved decision. Intermix believes that the *Intermix Media Shareholder Litigation* and the severed *Greenspan* claims are meritless. Intermix intends to vigorously defend itself and expects that the individual defendants will vigorously defend themselves against these claims and allegations.

In November 2005, plaintiff in a derivative action captioned *LeBoyer v. Greenspan et al.* pending against various former Intermix directors and officers in the United States District Court for the Central District of California, filed a First Amended Class and Derivative Complaint (the "Amended Complaint"). The original derivative action was filed in May 2003 and arose out of Intermix' restatement of quarterly financial results for its fiscal year ended March 31, 2003. The plaintiff asserted breach of fiduciary duty and related claims in connection with the restatement. Until the filing of the Amended Complaint, the action had been stayed by mutual agreement of the parties since its inception pending determination of whether plaintiffs in a related securities class action lawsuit (the "Securities Litigation") would be able to state a claim against the defendants. The Securities Litigation was dismissed pursuant to a class settlement in September 2005. In addition, a substantially similar derivative action filed in Los Angeles Superior Court was dismissed based on inability of the plaintiffs to adequately plead demand futility. Plaintiff LeBoyer's November 2005 Amended Complaint added various allegations and purported class claims arising out of the FIM Transaction which are substantially similar to those asserted in the *Intermix Media Shareholder Litigation*. The Amended Complaint also adds as defendants the individuals and entities named in the *Intermix Media Shareholder Litigation* that were not already defendants in the matter. The plaintiff seeks unspecified damages, disgorgement, costs and fees. Intermix believes that the plaintiff lacks standing to pursue any claims in a derivative capacity and that the lawsuit is generally without merit. Intermix intends to vigorously defend itself, and expects that the individual defendants will vigorously defend themselves in the matter.

On June 14, 2006, a purported class action lawsuit, captioned *Jim Brown v. Brett C. Brewer, et al.*, was filed against certain former Intermix directors and officers in the United States District Court for the Central District of California. The plaintiff asserts claims for alleged violations of Section 14a of the Exchange Act and SEC Rule 14a-9, as well as control person liability under Section 20a. The plaintiff alleges that certain defendants disseminated false and misleading definitive proxy statements on two occasions: one on December 30, 2003 in connection with the shareholder vote on January 29, 2004 on the election of directors and ratification of financing transactions with certain entities of VantagePoint Venture Partners ("Vantage Point"), a former large stockholder of Intermix, and another on August 25, 2005 in connection with the shareholder vote on the FIM Transaction. The complaint names as defendants certain Vantage Point related entities and the members of the Intermix Board who were incumbent on the dates of the respective proxy statements. Intermix is not named as a defendant, but has certain indemnity obligations to the former officer and director defendants in connection with these claims and allegations. Intermix believes that the claims are without merit and expects that the individual defendants will vigorously defend themselves in the matter.

Greenspan Litigation
On February 10, 2005, Brad Greenspan, Intermix's former Chairman and Chief Executive Officer who was asked to resign as CEO and was removed as Chairman in the fall of 2003, filed a derivative complaint in Los Angeles Superior Court against Intermix, various of its former directors and officers, VantagePoint and certain of VantagePoint's principals and affiliates. The complaint alleged claims of libel and fraud against Intermix and various of its then current and former officers and directors, claims of intentional interference with contract and prospective economic advantage, unfair competition and fraud against VantagePoint and certain of its affiliates and principals and claims alleging that Intermix's forecasts of profitability leading up to its January 2004 annual stockholder meeting and associated proxy contest waged by Mr. Greenspan were false and misleading. These claims generally related to Intermix's decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003, Mr. Greenspan's contemporaneous separation from Intermix and matters arising during the proxy contest. The complaint also alleged that Intermix's acquisition of the assets of a company known as Supernation LLC ("Supernation") in July 2004 involved breaches of fiduciary duty. Mr. Greenspan sought remittance of compensation received by the various then current and former Intermix director and officer defendants, unspecified damages, removal of various Intermix directors, disgorgement of unspecified profits, reformation of the Supernation purchase, punitive damages, fees and costs, injunctive relief and other remedies. Intermix and the other defendants filed motions challenging the validity of the action and Mr. Greenspan's ability to pursue it. Mr. Greenspan voluntarily dismissed this action in October 2005.

Prior to dismissing his derivative lawsuit, in August 2005, Mr. Greenspan filed another complaint in Los Angeles Superior Court against the same defendants. The complaint, for breach of fiduciary duty, included substantially the same allegations made by Mr. Greenspan in the above-referenced lawsuit. Mr. Greenspan further alleged that defendants' actions have, with the FIM Transaction, culminated in the loss of Mr. Greenspan's interest in Intermix for a cash payment allegedly below its value. On October 31, 2005, the defendants filed motions seeking dismissal of the lawsuit on the grounds that the complaint fails to state any cause of action. Instead of responding to these motions, Mr. Greenspan filed an amended complaint on February 21, 2006, in which Mr. Greenspan omitted certain previously named defendants and added two other former directors as defendants. In this amended complaint, Mr. Greenspan asserts seven causes of action. The first two causes of action, for intentional interference with prospective economic advantage and violation of California's Business & Professions Code section 17200, generally related to Intermix' decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003 and allege that Mr. Greenspan was "forced" to resign. The third through sixth causes of action assert various claims for breach of fiduciary duty related to the FIM Transaction and substantially mirror the allegations in the Intermix Media Shareholder Litigation. By Order of March 20, 2006, the court ordered that Mr. Greenspan's claims based on the FIM Transaction be severed from the rest of his complaint and coordinated with the claims asserted in the Intermix Media Shareholder Litigation. The seventh cause of action is asserted against Intermix for indemnification. In his amended complaint, Mr. Greenspan seeks compensatory and consequential damages, punitive damages, fees and costs, injunctive relief and other remedies. Motions to dismiss the first six causes of action have been filed. The motions were heard on July 6, 2006, and the court reserved decision. Intermix, as well as News Corporation with respect to certain claims, is obligated to defend and indemnify the defendants in the matter. Intermix believes that the claims and allegations in the complaint are without merit and expects that the defendants in the matter will vigorously defend themselves.

News America Marketing
On January 18, 2006, Valassis Communications, Inc. ("Valassis") filed a complaint against News America Incorporated, News America Marketing FSI, Inc. and News America Marketing Services, In-Store, Inc. (collectively "News America") in the United States District Court for the Eastern District of Michigan. Valassis alleges that News America possesses monopoly power in a claimed in-store advertising and promotions market (the "in-store market") and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free standing inserts ("FSIs"). Valassis alleges that News America has entrenched its monopoly power in the alleged in-store market by entering into exclusive contracts with retailers. Valassis further alleges that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Antitrust Act of 1890, as amended (the "Sherman Act"). Valassis also asserts that News America has violated Section 2 of the Sherman Act, various state antitrust statutes and has tortiously interfered with Valassis' actual or expected business relationships. Valassis' complaint seeks injunctive relief, damages, fees and costs. On April 20, 2006, News America moved to dismiss Valassis' complaint in its entirety for failure to state a cause of action. Simultaneously, News America moved to stay discovery until resolution of the motion to dismiss and the court granted the motion through September 2006. News America believes Valassis' claims are without merit and intends to vigorously defend itself in this matter.

Other

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

NOTE 16. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company participates in more than 70 pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both contributory and non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all eligible employees not covered by union administered plans. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis. In connection with a statutory change in fiscal 2005, the Company settled $200 million of foreign defined benefit obligations which resulted in recognition of a $5 million loss.

From time to time, plan assets are in excess/deficit of the plan's obligations but plan assets have been sufficient to fund all benefits in each of the years 2006, 2005 and 2004.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

	Pension benefits		Postretirement benefits	
	As of June 30,			
	2006	2005	2006	2005
	(in millions)			
Projected benefit obligation, beginning of the year	$2,074	$1,901	$143	$134
Service cost	82	83	4	4
Interest cost	106	107	7	7
Benefits paid	(85)	(85)	(6)	(6)
Actuarial (gain) loss[a]	(168)	242	(11)	4
Settlements	—	(200)	—	—
Foreign exchange rate changes	29	4	1	—
Amendments, transfers and other	23	22	—	—
Projected benefit obligation, end of year	$2,061	$2,074	$138	$143

(a) Actuarial gains and losses primarily related to changes in the discount rate utilized in measuring plan obligations at June 30, 2006 and June 30, 2005

The following table sets forth the change in the fair value of plan assets for the Company's benefit plans:

	Pension benefits	
	As of June 30,	
	2006	2005
	(in millions)	
Fair value of plan assets, beginning of the year	$1,609	$1,462
Actual return on plan assets	186	160
Employer contributions	149	236
Benefits paid	(85)	(85)
Settlements	—	(200)
Foreign exchange rate changes	22	16
Amendments, transfers and other	22	20
Fair value of plan assets, end of the year	$1,903	$1,609

The accrued pension and postretirement costs recognized in the Company's consolidated balance sheets were computed as follows:

	Pension benefits		Postretirement benefits	
	As of June 30,			
	2006	2005	2006	2005
	(in millions)			
Funded status	$(158)	$(465)	$(138)	$(143)
Unrecognized net loss	348	615	32	46
Unrecognized prior service cost (benefit)	7	7	(31)	(37)
Unrecognized net transition obligation	(1)	(2)	—	—
Net amount recognized, end of the year	$ 196	$ 155	$(137)	$(134)

Amounts recognized in the consolidated balance sheets consist of:

	Pension benefits		Postretirement benefits	
	As of June 30,			
	2006	2005	2006	2005
	(in millions)			
Prepaid pension assets	$ 275	$ 64	$ —	$ —
Accrued pension/postretirement liabilities	(205)	(327)	(137)	(134)
Intangible asset	4	10	—	—
Other Comprehensive Income	122	408	—	—
Net amount recognized	$ 196	$ 155	$(137)	$(134)

Accumulated pension benefit obligations at June 30, 2006 and 2005 were $1,867 million and $1,878 million, respectively. Below is information about pension plans in which the accumulated benefit obligation exceeds the fair value of the plan assets.

	As of June 30,	
	2006	2005
	(in millions)	
Projected benefit obligation	$774	$1,778
Accumulated benefit obligation	701	1,585
Fair value of plan assets	506	1,264

The components of net periodic costs were as follows:

	Pension benefits			Postretirement benefits		
	For the years ended June 30,					
	2006	2005	2004	2006	2005	2004
	(in millions)					
Components of net periodic cost:						
Service cost benefits earned during the period	$ 82	$ 83	$ 83	$ 4	$ 4	$ 9
Interest costs on projected benefit obligations	106	107	97	7	7	8
Expected return on plan assets	(122)	(111)	(88)	—	—	—
Amortization of deferred losses	45	28	35	3	3	4
Other	(1)	3	(1)	(5)	(6)	(4)
Net periodic costs	$ 110	$ 110	$ 126	$ 9	$ 8	$ 17
Additional information:						
Decrease (increase) in minimum liability reflected in other comprehensive income	$ 286	$ (106)	$ 95	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	5.9%	5.1%	5.7%	6.1%	5.2%	5.9%
Rate of increase in future compensation	4.9%	4.8%	4.7%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	5.1%	5.7%	5.6%	5.2%	5.9%	5.9%
Expected return on plan assets	7.5%	7.5%	7.5%	N/A	N/A	N/A
Rate of increase in future compensation	4.8%	4.7%	4.7%	N/A	N/A	N/A

N/A—not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits	
	2006	2005
Health care cost trend rate	8.5% – 10.6%	9.9% – 11.1%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.5%
Year that the rate reaches the ultimate trend rate	2011	2013

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2006:

	Service and interest costs	Benefit Obligation
		(in millions)
One percentage point increase	1	10
One percentage point decrease	(1)	(9)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
Fiscal year:		
2007	90	7
2008	92	7
2009	94	8
2010	97	9
2011	100	9
2012 – 2016	593	53

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 61% equity securities, 36% fixed income securities, 2% in real estate and 1% in other instruments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. At June 30, 2005, less than 2% of the total pension asset portfolio was invested in the Company's equity securities. During fiscal 2006, this investment was sold. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	As of June 30,	
	2006	2005
	(in millions)	
Asset Category:		
Equity securities	60%	60%
Debt securities	37%	29%
Real estate	2%	2%
Other	1%	9%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $88 million, $75 million, and $68 million for the years ended June 30, 2006, 2005, and 2004, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $104 million, $76 million, and $60 million for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company does not expect mandatory pension funding requirements to be significant in fiscal 2007. However, the Company does expect to continue making discretionary contributions to the plans during fiscal 2007.

NOTE 17. OTHER, NET

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

	Footnote reference	For the years ended June 30, 2006	2005	2004
		(in millions)		
Loss on sale of RPP	3	$ —	$ (85)	$ —
Gain on sale of Innova	6	206	—	—
Gain on sale of China Netcom	6	52	—	—
Loss on sale of Sky Multi-Country Partners	6	—	(55)	—
Gain on sale of Rogers Sportsnet	6	—	39	—
Gain on sale of Sky PerfecTV!	6	—	—	105
Monarchy dividend[(a)]		—	—	52
World Trade Center insurance settlement		—	—	26
Change in fair value of Exchangeable securities[(b)]	10	(76)	246	18
Other		12	33	(15)
Total Other, net		$194	$178	$186

(a) During fiscal 2004, the Company received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Company's share of cumulative earnings of the investee of $52 million is reflected as Other, net while the balance was a return of capital.

(b) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

NOTE 18. INCOME TAXES

Income from continuing operations before income tax expense and minority interest in subsidiaries was attributable to the following jurisdictions:

For the years ended June 30,	2006	2005	2004
	(in millions)		
United States (including exports)	$3,748	$2,896	$1,995
Foreign	657	665	760
Income from continuing operations before income tax expense and minority interest in subsidiaries	$4,405	$3,561	$2,755

Significant components of the Company's provisions for income taxes from continuing operations were as follows:

For the years ended June 30,	2006	2005	2004
	(in millions)		
Current:			
United States			
Federal	$ 145	$ 51	$ —
State & local	66	45	38
Foreign	357	179	401
Total current	$ 568	$ 275	$ 439
Deferred	$ 958	$ 945	$ 575
Total provision for income taxes	$1,526	$1,220	$1,014

In October 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA includes a temporary incentive for U.S. multinationals to repatriate foreign earnings at the favorable effective tax rate of 5.25%. Such repatriations must occur in either an enterprise's last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the date of enactment. In accordance with the AJCA, the Company repatriated $426 million at a favorable tax rate of 5.25%, which resulted in a tax benefit to the Company of approximately $126 million. The amounts repatriated will be used to compensate non-executive U.S. employees for services performed within the United States.

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

For the years ended June 30,	2006	2005	2004
US federal income tax rate	35%	35%	35%
State and local taxes	2	1	1
Effect of foreign taxes	1	1	—
Gain for which no expense was recognized	—	—	1
Permanent basis difference on sale of investment	—	—	(5)
AJCA Section 965 Benefit	(3)	—	—
Resolution of tax matters	—	(3)	—
Change in valuation allowance	(1)	(1)	8
Other permanent differences	1	1	(3)
Effective tax rate	35%	34%	37%

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2006	2005
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 874	$ 971
Capital loss carryforwards	1,107	508
Total deferred tax assets	1,981	1,479
Deferred tax liabilities, net:		
Accrued Liabilities	172	316
Amortization and basis difference	(4,872)	(4,827)
Revenue recognition	(228)	(187)
Sports rights contracts	(78)	(118)
Other	(205)	(1)
Total deferred tax liabilities	(5,211)	(4,817)
Net deferred tax liabilities before valuation allowance	(3,230)	(3,338)
Less: valuation allowance	(1,877)	(1,324)
Net deferred tax liabilities	$(5,107)	$(4,662)

At June 30, 2006 and 2005, the Company had net current deferred tax assets of $18 million and $155 million, respectively, and non-current deferred tax asset of $75 million and $0, respectively. The Company also had non-current deferred tax liabilities of $5,200 million and $4,817 million at June 30, 2006 and 2005, respectively.

At June 30, 2006, the Company had approximately $2.7 billion of net operating and $3.6 billion of capital loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between 2007 and 2025, with a significant portion, approximately $2 billion relating to foreign operations, expiring within the next five years. While approximately $800 million of the capital loss carryforwards expire in five years, the remaining capital loss carryforwards are in jurisdictions where they do not expire. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. In particular, this is due to the uncertainty of generating capital gains, as well as generating taxable income within the requisite period in various foreign jurisdictions and the uncertainty of fully utilizing the capital losses and net operating losses before they expire through tax planning strategies or reversing taxable temporary differences in the foreseeable future. Accordingly, valuation allowances of $1.9 billion and $1.3 billion have been established to reflect the expected realization of the deferred tax assets as to June 30, 2006 and 2005, respectively. The net increase in the valuation allowance during fiscal 2006 of $553 million was primarily due to the confirmation of capital losses in a foreign jurisdiction for which a full valuation allowance is provided.

Except for amounts repatriated under the AJCA, the Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $5.0 billion at June 30, 2006. (See Note 2 Summary of Significant Accounting Policies).

NOTE 19. SEGMENT INFORMATION

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.
- **Television**, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (Of these stations, 25 are affiliated with the FOX network, nine are currently affiliated with the UPN network and one is an independent station. In September 2006, the nine UPN affiliated stations and the independent station will become affiliated with the MyNetworkTV network); the broadcasting of network programming in the United States, and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and DBS operators in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS, a Company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; News Outdoor, an advertising business which offers display advertising in locations primarily throughout Russia and Eastern Europe; FIM, which operates the Company's Internet activities; and Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World Cup and other related events through 2007.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income (loss) and Operating income (loss) before depreciation and amortization.

Operating income (loss) before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating income (loss) before depreciation and amortization. Operating income (loss) before depreciation and amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating income (loss) before depreciation and amortization does not reflect cash available to fund requirements, and the items excluded from Operating income (loss) before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company's financial performance.

Management believes that Operating income (loss) before depreciation and amortization is an appropriate measure for evaluating the operating performance of the Company's business segments. Operating income (loss) before depreciation and amortization provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors' data, although historical results, including Operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors including customer tastes and preferences).

For the years ended June 30,	2006	2005	2004
		(in millions)	
Revenues:			
Filmed Entertainment	$ 6,199	$ 5,919	$ 5,187
Television	5,334	5,338	5,027
Cable Network Programming	3,358	2,688	2,409
Direct Broadcast Satellite Television	2,542	2,313	1,665
Magazines and Inserts	1,090	1,068	979
Newspapers	4,095	4,083	3,425
Book Publishing	1,312	1,327	1,276
Other	1,397	1,123	834
Total revenues	$25,327	$23,859	$20,802
Operating income:			
Filmed Entertainment	$ 1,092	$ 1,058	$ 905
Television	1,032	952	950
Cable Network Programming	864	702	488
Direct Broadcast Satellite Television	39	(173)	(277)
Magazines and Inserts	307	298	271
Newspapers	517	740	565
Book Publishing	167	164	157
Other	(150)	(177)	(128)
Total operating income (loss)	3,868	3,564	2,931
Interest expense, net	(545)	(536)	(532)
Equity earnings (losses) of affiliates	888	355	170
Other, net	194	178	186
Income from continuing operations before income tax expense and minority interest in subsidiaries	4,405	3,561	2,755
Income tax expense	(1,526)	(1,220)	(1,014)
Minority interest in subsidiaries, net of tax	(67)	(213)	(208)
Income from continuing operations	2,812	2,128	1,533
Gain on disposition of discontinued operations, net of tax	515	—	—
Income before cumulative effect of accounting change	3,327	2,128	1,533
Cumulative effect of accounting change, net of tax	(1,013)	—	—
Net income	$ 2,314	$ 2,128	$ 1,533

Interest expense, net, Equity earnings (losses) of affiliates, Minority interest in subsidiaries, Other, net and Income tax expense are not allocated to segments, as they are not under the control of segment management.

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $864 million, $789 million and $777 million for the fiscal years ended June 30, 2006, 2005, and 2004, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (losses) generated primarily by the Filmed Entertainment segment of approximately $(2) million, $(3) million, and $27 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, have been eliminated within the Filmed Entertainment segment.

For the year ended June 30, 2006	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$1,092	$ 85	$ —	$1,177
Television	1,032	88	—	1,120
Cable Network Programming	864	51	103	1,018
Direct Broadcast Satellite Television	39	172	—	211
Magazines and Inserts	307	7	—	314
Newspapers	517	263	—	780
Book Publishing	167	7	—	174
Other	(150)	102	—	(48)
Total	$3,868	$775	$103	$4,746

For the year ended June 30, 2005	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$1,058	$ 51	$ —	$1,109
Television	952	92	—	1,044
Cable Network Programming	702	39	117	858
Direct Broadcast Satellite Television	(173)	156	—	(17)
Magazines and Inserts	298	6	—	304
Newspapers	740	222	—	962
Book Publishing	164	6	—	170
Other	(177)	76	—	(101)
Total	$3,564	$648	$117	$4,329

For the year ended June 30, 2004	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$ 905	$ 54	$ —	$ 959
Television	950	93	—	1,043
Cable Network Programming	488	41	129	658
Direct Broadcast Satellite Television	(277)	152	—	(125)
Magazines and Inserts	271	5	—	276
Newspapers	565	157	—	722
Book Publishing	157	6	—	163
Other	(128)	57	—	(71)
Total	$2,931	$565	$129	$3,625

For the years ended June 30,	2006	2005	2004
	(in millions)		
Depreciation and amortization			
Filmed Entertainment	$ 85	$ 51	$ 54
Television	88	92	93
Cable Network Programming	51	39	41
Direct Broadcast Satellite Television	172	156	152
Magazines and Inserts	7	6	5
Newspapers	263	222	157
Book Publishing	7	6	6
Other	102	76	57
Total depreciation and amortization	$775	$648	$565
Capital expenditures:			
Filmed Entertainment	$ 66	$ 53	$ 29
Television	136	119	84
Cable Network Programming	40	32	25
Direct Broadcast Satellite Television	223	324	86
Magazines and Inserts	9	4	6
Newspapers	359	293	72
Book Publishing	7	10	8
Other	136	66	51
Total capital expenditures	$976	$901	$361

As of June 30,	2006	2005
	(in millions)	
Total assets:		
Filmed Entertainment	$ 6,489	$ 5,971
Television(1)	12,903	14,275
Cable Network Programming	7,813	7,065
Direct Broadcast Satellite Television	2,124	1,862
Magazines and Inserts	1,257	1,253
Newspapers	4,524	5,195
Book Publishing	1,452	1,382
Other(2)	9,486	7,421
Investments	10,601	10,268
Total assets	$56,649	$54,692
Goodwill and Intangible assets, net:		
Filmed Entertainment	$ 2,010	$ 1,807
Television(1)	10,195	11,892
Cable Network Programming	5,393	4,929
Direct Broadcast Satellite Television	563	537
Magazines and Inserts	1,006	1,002
Newspapers	1,709	1,724
Book Publishing	508	501
Other(2)	2,610	1,069
Total goodwill and intangibles, net	$23,994	$23,461

(1) See Note 8—Goodwill and Intangible Assets
(2) See Note 3—Acquisitions and Disposals

Geographic Segments

For the years ended June 30,	2006	2005	2004
	(in millions)		
Revenues:			
United States and Canada(1)	$14,102	$12,884	$12,022
Europe(2)	7,552	7,511	6,015
Australasia and Other(3)	3,673	3,464	2,765
Total revenues	$25,327	$23,859	$20,802

(1) Revenues include approximately $13.6 billion, $12.5 billion and $11.7 billion from customers in the United States in fiscal 2006, 2005 and 2004, respectively.
(2) Revenues include approximately $3.1 billion, $3.3 billion and $3.0 billion from customers in the United Kingdom in fiscal 2006, 2005 and 2004, respectively, as well as approximately $2.8 billion, $2.5 billion and $1.8 billion from customers in Italy in fiscal 2006, 2005 and 2004, respectively.
(3) Revenues include approximately $2.2 billion, $2.1 billion and $1.6 billion from customers in Australia in fiscal 2006, 2005 and 2004, respectively.

As of June 30,	2006	2005
	(in millions)	
Long-Lived Assets:		
United States and Canada	$35,097	$33,764
Europe	3,582	3,381
Australasia and Other	4,847	4,768
Total long-lived assets	$43,526	$41,913

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers.

Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

NOTE 20. EARNINGS PER SHARE

Earnings per share ("EPS") is computed individually for the Class A and Class B Common Stock. Net income is apportioned to both Class A stockholders and Class B stockholders on the ratio of 1.2 to 1, respectively, in accordance with the rights of the stockholders as described in the Company's Restated Certificate of Incorporation. In order to give effect to this apportionment when determining EPS, the weighted average Class A Common Stock is increased by 20% (the "Adjusted Class") and is then compared to the sum of the weighted average Class B Common Stock and the weighted average Adjusted Class. The resulting percentage is then applied to the Net income to determine the apportionment for the Class A stockholders with the balance attributable to the Class B stockholders.

EPS has been presented in the two-class presentation, as the Class B Common Stock participate in dividends with the Class A Common Stock.

The following tables set forth the computation of basic and diluted earnings per share under SFAS No. 128, "Earnings per Share":

For the years ended June 30,	2006	2005 (in millions)	2004
Income from continuing operations	$ 2,812	$2,128	$1,533
Perpetual preference dividends[a]	—	(10)	(27)
Income from continuing operations available to shareholders—basic	2,812	2,118	1,506
Interest on convertible debt[b]	—	20	19
Other	(1)	—	—
Income from continuing operations available to shareholders—diluted	$ 2,811	$2,138	$1,525
Gain on disposition of discontinued operations	$ 515	$ —	$ —
Cumulative effect of accounting change, net of tax	$(1,013)	$ —	$ —
Net income	$ 2,314	$2,128	$1,533
Perpetual preference dividends[a]	—	(10)	(27)
Net income available to shareholders—basic	2,314	2,118	1,506
Interest on convertible debt[b]	—	20	19
Other	(1)	—	—
Net income available to shareholders—diluted	$ 2,313	$2,138	$1,525

(a) In November 2004, the Company redeemed the adjustable rate cumulative perpetual preference shares and the guaranteed 8.625% perpetual preference shares for $345 million at par.

(b) In February 2006, the Company redeemed 92% of the LYONs for cash at the specified redemption amount of $594.25 per LYON (see Note 9 Borrowings).

For the years ended June 30,	2006 Class A	2006 Class B	2006 Total	2005 Class A	2005 Class B	2005 Total	2004 Class A	2004 Class B	2004 Total
	(in millions, except per share data)								
Allocation of income—basic:									
Income from continuing operations	$2,033	$ 779	$ 2,812	$1,484	$ 634	$2,118	$1,027	$ 479	$1,506
Gain on disposition of discontinued operations	372	143	515	—	—	—	—	—	—
Cumulative effect of accounting change, net of tax	(732)	(281)	(1,013)	—	—	—	—	—	—
Net income available to shareholders	1,673	641	2,314	1,484	634	2,118	1,027	479	1,506
Weighted average shares used in income allocation	2,638	1,012	3,650	2,390	1,021	3,411	2,107	983	3,090
Allocation of income—diluted:									
Income from continuing operations	$2,036	$ 775	$ 2,811	$1,513	$ 625	$2,138	$1,051	$ 474	$1,525
Gain on disposition of discontinued operations	373	142	515	—	—	—	—	—	—
Cumulative effect of accounting change, net of tax	(734)	(279)	(1,013)	—	—	—	—	—	—
Net income available to shareholders	1,675	638	2,313	1,513	625	2,138	1,051	474	1,525
Weighted average shares used in income allocation	2,659	1,012	3,671	2,473	1,021	3,494	2,178	983	3,161
Weighted average shares—basic	2,198	1,012	3,210	1,992	1,021	3,013	1,756	983	2,739
Shares issuable under equity based compensation plans	18	—	18	32	—	32	22	—	22
Convertible debt[(a)]	—	—	—	37	—	37	37	—	37
Weighted average shares—diluted	2,216	1,012	3,228	2,061	1,021	3,082	1,815	983	2,798
Earnings per share—basic:									
Income from continuing operations	$ 0.92	$ 0.77		$ 0.74	$ 0.62		$ 0.58	$0.49	
Gain on disposition of discontinued operations	$ 0.17	$ 0.14		$ —	$ —		$ —	$ —	
Cumulative effect of accounting change, net of tax	$ (0.33)	$ (0.28)		$ —	$ —		$ —	$ —	
Net income	$ 0.76	$ 0.63		$ 0.74	$ 0.62		$ 0.58	$0.49	
Earnings per share—diluted:									
Income from continuing operations	$ 0.92	$ 0.77		$ 0.73	$ 0.61		$ 0.58	$0.48	
Gain on disposition of discontinued operations	$ 0.17	$ 0.14		$ —	$ —		$ —	$ —	
Cumulative effect of accounting change, net of tax	$ (0.33)	$ (0.28)		$ —	$ —		$ —	$ —	
Net income	$ 0.76	$ 0.63		$ 0.73	$ 0.61		$ 0.58	$0.48	

(a) In February 2006, the Company redeemed 92% of the LYONs for cash at the specified redemption amount of $594.25 per LYON (see Note 9 Borrowings). The remaining LYONs which are convertible into approximately 2.8 million shares were not included in the earnings per share computations because the effect of their inclusion would be antidilutive.

NOTE 21. QUARTERLY DATA (UNAUDITED)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2006				
Revenues	$5,682	$6,665	$6,198	$6,782
Operating income	909	920	1,011	1,028
Gain on disposition of discontinued operations	—	381	—	134
Income before cumulative effect of accounting change	580	1,075	820	852
Net income (loss)	(433)	1,075	820	852
Basic earnings (loss) per share				
Income before cumulative effect of accounting change				
Class A	$ 0.19	$ 0.35	$ 0.27	$ 0.28
Class B	$ 0.16	$ 0.29	$ 0.23	$ 0.24
Net income (loss)				
Class A	$ (0.14)	$ 0.35	$ 0.27	$ 0.28
Class B	$ (0.12)	$ 0.29	$ 0.23	$ 0.24
Diluted earnings (loss) per share				
Income before cumulative effect of accounting change				
Class A	$ 0.19	$ 0.35	$ 0.27	$ 0.28
Class B	$ 0.15	$ 0.29	$ 0.22	$ 0.24
Net income (loss)				
Class A	$ (0.14)	$ 0.35	$ 0.27	$ 0.28
Class B	$ (0.11)	$ 0.29	$ 0.22	$ 0.24
Stock prices(a)				
Class A—High	$17.13	$16.01	$16.86	$19.52
Class A—Low	$15.22	$14.09	$15.25	$16.67
Class B—High	$18.11	$16.92	$17.83	$20.47
Class B—Low	$16.04	$14.97	$16.30	$17.72
Fiscal 2005				
Revenues	$5,146	$6,562	$6,043	$6,108
Operating income	766	954	889	955
Net income	625	386	400	717
Basic earnings per share				
Class A	$ 0.23	$ 0.14	$ 0.14	$ 0.23
Class B	$ 0.19	$ 0.12	$ 0.12	$ 0.19
Diluted earnings per share				
Class A	$ 0.22	$ 0.14	$ 0.14	$ 0.23
Class B	$ 0.19	$ 0.11	$ 0.12	$ 0.19
Stock prices(a)				
Class A—High	$16.51	$18.65	$18.73	$17.15
Class A—Low	$14.50	$15.14	$16.40	$15.19
Class B—High	$17.84	$19.03	$19.22	$17.86
Class B—Low	$15.38	$15.58	$17.00	$15.85

(a) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock, as reported on the New York Stock Exchange. High and low closing sales prices on the New York Stock Exchange for Class A Common Stock and Class B Common Stock for periods prior to November 3, 2004 have been adjusted to reflect the impact of the consummation of the Reorganization. Prior to November 3, 2004, TNCL ordinary shares and TNCL preferred shares were listed on the Australian Stock Exchange, the London Stock Exchange and the New Zealand Stock Exchange and TNCL American Depositary Receipts, each representing four TNCL ordinary shares or TNCL preferred shares, were listed on the New York Stock Exchange.

NOTE 22. VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
			(in millions)			
Fiscal 2006						
Allowances for returns and doubtful accounts	$(1,178)	$(1,598)	$ (1)	$1,738	$(29)	$(1,068)
Deferred tax valuation allowance	(1,324)	(629)	—	76	—	(1,877)
Fiscal 2005						
Allowances for returns and doubtful accounts	(1,017)	(1,309)	(6)	1,148	6	(1,178)
Deferred tax valuation allowance	(1,541)	(7)	—	224	—	(1,324)
Fiscal 2004						
Allowances for returns and doubtful accounts	(924)	(874)	19	790	(28)	(1,017)
Deferred tax valuation allowance	(463)	(230)	(866)	18	—	(1,541)

NOTE 23. ADDITIONAL FINANCIAL INFORMATION

Supplemental Cash Flow Information

For the years ended June 30,	2006	2005	2004
		(in millions)	
Supplemental cash flows information:			
Cash paid for income taxes	$ 558	$ 455	$ 467
Cash paid for interest	715	671	614
Shares issued in lieu of cash dividend payments	—	35	63
Sale of other investments	22	10	1
Purchase of other investments	(50)	(37)	(92)
Supplemental information on businesses acquired:			
Fair value of assets acquired	2,215	6,253	7,013
Cash acquired	26	162	11
Less: Liabilities assumed	232	1,371	10
Assets exchanged	—	1,191	—
Minority interest acquired	(39)	(3,483)	—
Cash paid	2,015	232	3,286
Fair value of stock consideration issued to third parties	33	7,104	3,728
Treasury stock acquired	—	13,548	—
Fair value of stock consideration	$ 33	$20,652	$3,728

NOTE 24. SUBSEQUENT EVENTS

In July 2006, the Company entered into a new seven-year deal with MLB to broadcast various regular season games, one League Championship Series each year and the World Series starting with the 2007 MLB season through the 2013 MLB season.

In July 2006, the Company and an independent third party agreed to acquire TGRT, a national, general interest broadcast television station in Turkey, for approximately $100 million from Ilhas Yahin Holding and other individual shareholders. The closing of this transaction is subject to customary closing conditions, including Turkish regulatory.

In August 2006, the Company will sell a portion of its equity investment in Phoenix Satellite Television Holdings Limited ("Phoenix"), representing a 19.9% stake to China Mobile (Hong Kong) Group Limited for approximately $164 million and expects to record a gain on the sale. The Company will retain a 17.6% stake in Phoenix after this transaction, which will be accounted for under the cost method of accounting.

In August 2006, the Company announced that its FIM division entered into a multi-year search technology and services agreement with Google, Inc. ("Google"), pursuant to which Google will be the exclusive search and keyword targeted advertising sales provider for a majority of FIM's web properties. Under the terms of the agreement, Google will be obligated to make guaranteed minimum revenue share payments to FIM of $900 million based on FIM's achievement of certain traffic and other commitments. These guaranteed minimum revenue share payments are expected to be made over the period beginning the first quarter of calendar 2007 and ending in the second quarter of calendar 2010.

On August 8, 2006, the Company announced that, in accordance with the terms of the settlement of a lawsuit regarding the Company's stockholder rights plan, the Board of Directors has approved the adoption of an Amended and Restated Rights Plan, extending the term of the existing stockholder rights plan from November 7, 2007 to October 20, 2008. The Board has the right to extend the term for an additional year if the situation with Liberty has not, in the Board's judgment, been resolved. The terms of the Amended and Restated Rights Plan remain the same as the Company's existing stockholder rights plan in all other material respects. Pursuant to the terms of the settlement, the Amended and Restated Rights Plan will be presented for a vote of the Company's Class B stockholders at the Company's 2006 annual meeting of stockholders.

In August 2006, the Company completed its previously announced sale of its investment in Sky Brasil, a Brazilian DTH platform to DIRECTV for approximately 300 million in cash which was received in fiscal 2005. As a result of the transaction, the Company will be released from its Sky Brasil transponder lease guarantee and on or before January 31, 2007, will be released from its Sky Brasil credit agreement guarantee. The Company expects to record a gain on the sale.

In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG ("RZB") for $300 million and repaid all amounts outstanding under the Company's loan agreements with the European Bank for Reconstruction and Development described in Note 9 Borrowings, with the remaining balance available for future use. The RZB loan bears interest at LIBOR for a period equal to each one, three or six month interest period plus a margin of up to 2.85% dependent upon certain financial metrics. Principal amounts under the RZB loan are to be repaid in equal amounts every six months starting on the second anniversary of the date of the agreement until the fifth anniversary of the date of the agreement. The remaining available amount under the RZB loan, which may be drawn prior to the second anniversary of the date of the agreement, will be used to expand the Company's outdoor advertising business primarily in Russia and Eastern Europe. The loans are secured by certain guarantees, bank accounts and share pledges of the Company's Russian operating subsidiaries.

NOTE 25. SUPPLEMENTAL GUARANTOR INFORMATION

On June 27, 2003, NAI entered into a $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, News Australia Holdings Pty Limited, FEG Holdings, Inc., FEG, News America Marketing FSI, L.L.C., and News Publishing Australia Limited are guarantors (the "Guarantors") under the Credit Agreement. The Guarantors are wholly owned by the Company or NAI and the guarantees provided are full and unconditional and joint and several.

The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.15% regardless of facility usage. The Company pays interest for borrowings and letters of credit at LIBOR plus 0.60%. The Company pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating.

The Guarantors presently guarantee the senior public indebtedness of News Corporation's indirect wholly owned subsidiary, NAI. The supplemental condensed consolidating financial information of the Guarantors should be read in conjunction with the unaudited consolidated financial statements included herein.

In accordance with rules and regulations of the Securities and Exchange Commission, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, News Corporation, the wholly-owned and non-wholly-owned guarantor subsidiaries of News Corporation, the wholly-owned and non-wholly-owned non-guarantor subsidiaries of News Corporation and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2006	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
Revenues	$ 7	$ —	$ 638	$24,682	$ —	$25,327
Expenses	240	—	431	20,788	—	21,459
Operating (loss) income	(233)	—	207	3,894	—	3,868
Other (Expense) Income:						
Interest expense, net	(1,504)	(145)	414	690	—	(545)
Equity earnings of affiliates	1	—	27	860	—	888
Earnings (losses) from subsidiary entities	1,645	2,560	2,861	—	(7,066)	—
Other, net	20	(99)	235	38	—	194
Income (loss) before income tax expense and minority interest in subsidiaries	(71)	2,316	3,744	5,482	(7,066)	4,405
Income tax benefit (expense)	24	—	(1,273)	(1,864)	1,587	(1,526)
Minority interest in subsidiaries, net of tax	—	—	—	(67)	—	(67)
Income (loss) from continuing operations	(47)	2,316	2,471	3,551	(5,479)	2,812
Gain on disposal of discontinued operations	—	—	—	515	—	515
Income (loss) before cumulative effect of accounting change	(47)	2,316	2,471	4,066	(5,479)	3,327
Cumulative effect of accounting change, net of tax	—	—	—	(1,013)	—	(1,013)
Net (loss) income	$ (47)	$2,316	$ 2,471	$ 3,053	$(5,479)	$ 2,314

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
Revenues	$ 4	$ —	$ 659	$23,196	$ —	$23,859
Expenses	261	—	477	19,557	—	20,295
Operating (loss) income	(257)	—	182	3,639	—	3,564
Other (Expense) Income:						
Interest expense, net	(1,880)	—	550	794	—	(536)
Equity earnings of affiliates	—	—	5	350	—	355
Earnings (losses) from subsidiary entities	3,191	2,128	2,807	—	(8,126)	—
Other, net	319	—	(162)	21	—	178
Income (loss) before income tax expense and minority interest in subsidiaries	1,373	2,128	3,382	4,804	(8,126)	3,561
Income tax (expense) benefit	(481)	—	(1,184)	(1,681)	2,126	(1,220)
Minority interest in subsidiaries, net of tax	—	—	(184)	(29)	—	(213)
Net income (loss)	$ 892	$2,128	$ 2,014	$ 3,094	$(6,000)	$ 2,128

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2004	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Revenues	$ 4	$ —	$ 642	$20,156	$ —	$20,802
Expenses	197	—	492	17,182	—	17,871
Operating (loss) income	(193)	—	150	2,974	—	2,931
Other (Expense) Income:						
Interest expense, net	(2,637)	1,539	608	(42)	—	(532)
Equity earnings (losses) of affiliates	—	—	(22)	192	—	170
Earnings (losses) from subsidiary entities	3,995	(6)	3,076	1,231	(8,296)	—
Other, net	44	—	(180)	322	—	186
Income (loss) before income tax expense and minority interest in subsidiaries	1,209	1,533	3,632	4,677	(8,296)	2,755
Income tax (expense) benefit	(423)	—	(1,271)	(1,637)	2,317	(1,014)
Minority interest in subsidiaries, net of tax	—	—	(196)	(12)	—	(208)
Net income (loss)	$ 786	$1,533	$ 2,165	$ 3,028	$(5,979)	$ 1,533

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2006	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Assets:						
Current Assets:						
Cash and cash equivalents	$ 4,094	$ 17	$ —	$ 1,672	$ —	$ 5,783
Receivables, net	25	—	—	5,125	—	5,150
Inventories, net	—	—	47	1,793	—	1,840
Other	4	—	—	328	18	350
Total Current Assets	4,123	17	47	8,918	18	13,123
Non-Current Assets:						
Receivables	2	—	—	591	—	593
Inventories, net	—	—	—	2,410	—	2,410
Property, plant and equipment, net	83	—	2	4,670	—	4,755
Intangible assets	—	—	70	11,376	—	11,446
Goodwill	4	—	—	12,544	—	12,548
Other	157	1	141	874	—	1,173
Investments						
Investments in associated companies and Other investments	100	—	516	9,985	—	10,601
Intragroup investments	43,290	79,384	77,035	16,847	(216,556)	—
Total Investments	43,390	79,384	77,551	26,832	(216,556)	10,601
Total Non-Current Assets	43,636	79,385	77,764	59,297	(216,556)	43,526
TOTAL ASSETS	$47,759	$79,402	$77,811	$ 68,215	$(216,538)	$56,649
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Borrowings	$ —	$ —	$ —	$ 42	$ —	$ 42
Other current liabilities	251	—	1,311	4,419	350	6,331
Total Current Liabilities	251	—	1,311	4,461	350	6,373
Non-Current Liabilities:						
Borrowings	11,233	—	—	152	—	11,385
Other non-current liabilities	376	1	1,858	6,380	121	8,736
Intercompany	14,330	3,609	(5,786)	(12,153)	—	—
Minority interest in subsidiaries	—	—	—	281	—	281
Stockholders' Equity	21,569	75,792	80,428	69,094	(217,009)	29,874
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,759	$79,402	$77,811	$ 68,215	$(216,538)	$56,649

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
ASSETS:						
Current Assets:						
Cash and cash equivalents	$ 4,234	$ —	$ —	$ 2,236	$ —	$ 6,470
Receivables, net	22	—	—	4,331	—	4,353
Inventories, net	—	—	56	1,460	—	1,516
Other	1	—	—	284	155	440
Total Current Assets	4,257	—	56	8,311	155	12,779
Non-Current Assets:						
Receivables	1	—	—	672	—	673
Inventories, net	—	—	—	2,366	—	2,366
Property, plant and equipment, net	86	—	9	4,251	—	4,346
Intangible assets	132	—	69	12,316	—	12,517
Goodwill	—	—	—	10,944	—	10,944
Other	130	—	—	669	—	799
Investments						
Investments in associated companies and Other investments	109	—	1,245	8,914	—	10,268
Intragroup investments	44,445	75,622	73,917	15,735	(209,719)	—
Total Investments	44,554	75,622	75,162	24,649	(209,719)	10,268
Total Non-Current Assets	44,903	75,622	75,240	55,867	(209,719)	41,913
TOTAL ASSETS	$49,160	$75,622	$75,296	$ 64,178	$(209,564)	$54,692
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Borrowings	$ 880	$ —	$ —	$ 32	$ —	$ 912
Other current liabilities	316	—	1,246	4,081	94	5,737
Total Current Liabilities	1,196	—	1,246	4,113	94	6,649
Non-Current Liabilities:						
Borrowings	9,958	—	—	129	—	10,087
Other non-current liabilities	—	—	1,799	8,361	(1,800)	8,360
Intercompany	15,180	593	(4,987)	(10,786)	—	—
Minority interest in subsidiaries	—	—	—	219	—	219
Stockholders' Equity	22,826	75,029	77,238	62,142	(207,858)	29,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$49,160	$75,622	$75,296	$ 64,178	$(209,564)	$54,692

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the Year ended June 30, 2006	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
Operating activities:						
Net cash (used in) provided by operating activities	$ (441)	$ 2,261	$—	$ 1,437	$—	$ 3,257
Investing and other activities:						
Property, plant and equipment	(6)	—	—	(970)	—	(976)
Investments	5	—	—	(2,111)	—	(2,106)
Proceeds from sale of investments and non-current assets	—	—	—	1,022	—	1,022
Net cash (used in) provided by investing activities	(1)	—	—	(2,059)	—	(2,060)
Financing activities:						
Borrowings	1,133	—	—	26	—	1,159
Repayment of borrowings	(831)	—	—	(34)	—	(865)
Issuance of shares	—	200	—	32	—	232
Repurchase of shares	—	(2,027)	—	—	—	(2,027)
Dividends paid	—	(417)	—	(14)	—	(431)
Net cash provided by (used in) financing activities	302	(2,244)	—	10	—	(1,932)
Net (decrease) increase in cash and cash equivalents	(140)	17	—	(612)	—	(735)
Cash and cash equivalents, beginning of period	4,234	—	—	2,236	—	6,470
Exchange movement on opening cash balance	—	—	—	48	—	48
Cash and cash equivalents, end of period	$4,094	$ 17	$—	$ 1,672	$—	$ 5,783

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the Year ended June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Operating activities:						
Net cash provided by (used in) operating activities	$ 519	$ 673	$ (79)	$ 2,258	$ —	$ 3,371
Investing and other activities:						
Property, plant and equipment	(4)	—	(8)	(889)	—	(901)
Investments	(136)	—	(14)	(52)	—	(202)
Proceeds from sale of investments and non-current assets	14	—	98	688	—	800
Net cash (used in) provided by investing activities	(126)	—	76	(253)	—	(303)
Financing activities:						
Borrowings	1,743	—	—	98	—	1,841
Repayment of borrowings	(149)	—	—	(1,961)	—	(2,110)
Cash on deposit	275	—	—	—		275
Issuance of shares	—	76	—	12	—	88
Repurchase of shares	—	(535)	—	—	—	(535)
Dividends paid	—	(214)	—	(26)	—	(240)
Net cash provided by (used in) financing activities	1,869	(673)	—	(1,877)	—	(681)
Net increase (decrease) in cash and cash equivalents	2,262	—	(3)	128	—	2,387
Cash and cash equivalents, beginning of period	1,972	—	3	2,076	—	4,051
Exchange movement on opening cash balance	—	—	—	32	—	32
Cash and cash equivalents, end of period	$4,234	$ —	$ —	$ 2,236	$ —	$ 6,470

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the Year ended June 30, 2004	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
Operating activities:						
Net cash (used in) provided by operating activities	$(2,285)	$ 157	$ 20	$ 4,503	$ —	$ 2,395
Investing and other activities:						
Property, plant and equipment	(3)	—	—	(358)	—	(361)
Investments	(14)	—	(18)	(3,498)	—	(3,530)
Proceeds from sale of investments and non-current assets	107	—	—	762	—	869
Net cash provided by (used in) investing activities	90	—	(18)	(3,094)	—	(3,022)
Financing activities:						
Borrowings	—	—	—	548	—	548
Repayment of borrowings	(192)	—	—	(751)	—	(943)
Cash on deposit	162	—	—	—	—	162
Issuance of shares	574	8	(2)	—	—	580
Dividends paid	—	(168)	—	(34)	—	(202)
Net cash provided by (used in) financing activities	544	(160)	(2)	(237)	—	145
Net (decrease) increase in cash and cash equivalents	(1,651)	(3)	—	1,172	—	(482)
Cash and cash equivalents, beginning of period	3,622	6	—	849	—	4,477
Exchange movement on opening cash balance	1	—	—	55	—	56
Cash and cash equivalents, end of period	$ 1,972	$ 3	$ —	$ 2,076	$ —	$ 4,051

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Guarantors consist of the Company and the following subsidiaries:

Subsidiaries	Jurisdiction of Incorporation	Principal Business
News Australia Holdings Pty Ltd	Australia	Wholly-owned subsidiary of News Corporation, which holds all of the stock of News Holdings Limited (formerly known as The News Corporation Limited).
News Publishing Australia Limited	Delaware, USA	U.S. holding company, which owns 100% of NAI.
FEG Holdings, Inc.	Delaware, USA	Wholly-owned subsidiary of NAI.
News America Marketing FSI, L.L.C.	Delaware, USA	Publishes free-standing inserts.
Fox Entertainment Group, Inc.	Delaware, USA	Wholly-owned subsidiary of News Corporation, principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting, and cable network programming.

(2) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(3) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company and the guarantors of NAI's senior public indebtedness, including the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company and its subsidiaries.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2006 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 15, 2006 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2006 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 15, 2006, there were approximately 1,700 holders of record of Class B Common Stock and 56,300 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 15, 2006:

	Class B Common Stock	Class A Common Stock
1 – 1,000	37,908	64,828
1,001 – 5,000	8,533	3,761
5,001 – 10,000	850	419
10,001 – 100,000	604	379
100,001 – above	114	79

Based on the market price on August 15, 2006, there were approximately 900 holders holding less than a marketable parcel of Class B Common Stock and approximately 39,200 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 15, 2006.
The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 15, 2006.

Class B Common Stock

Cede & Co	611,926,916
Nominee Account (c/o Computershare Investor Services)	313,721,701
Chess Depositary Nominees Pty Limited	173,115,118
Liberty NC Inc.	149,013,186
Liberty NC VIII Inc.	19,250,000
Liberty NC VII Inc.	19,250,000
K. Rupert Murdoch 2004 Revocable Trust	10,646,571
Fayez Sarofim	1,085,440
LMC Bay Area Sports Inc.	486,814
Maguire Consolidated Capital LLC	186,200
Simon Jenkins	80,500
Charles Wilson	59,240
David L. Nelson Trust	32,000
Clarence Chang	30,626
Audrey Christine Cohen	26,160
Ann T. P. Allen-Stevens	25,384
Alfred C. Glassell Jr.	20,000
Woodchester Investments Inc.	20,000
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	19,890
W&K Staff Pension Fund Limited	18,000
	1,299,013,746

Class A Common Stock

Cede & Co	1,818,230,604
Nominee Account (c/o Computershare Investor Services)	1,774,927,264
Liberty NC IV Inc.	102,926,818
Liberty NC XII Inc.	99,740,260
Chess Depositary Nominees Pty Limited	88,574,835
Liberty NC V Inc.	19,000,000
Liberty NC II Inc.	13,831,272
Herbert J. Seigel	8,500,000
LMC Bay Area Sports Inc.	4,284,225
K. Rupert Murdoch 2004 Revocable Trust	4,012,402
Evan C. Thompson Revocable Trust	2,573,718
Merrill Lynch, Pierce, Fenner & Smith Inc.	1,575,100
Ogier Employee Benefit Trust Limited	1,497,789
Ogier Employee Benefit Trust Limited	1,090,053
Fayez Sarofim	542,720
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	269,626
Howard Arvey Trust	235,328
Marvin Lumber & Cedar Co.	233,902
Barbara Grace Phillips	228,050
Merrill Lynch Pierce Fenner & Smith Inc.	196,800
	3,942,470,766

Board of Directors

K. RUPERT MURDOCH
Chairman and Chief Executive Officer
News Corporation

JOSÉ MARÍA AZNAR
President
Foundation for Social Studies and Analysis
Former President of Spain

PETER BARNES
Chairman
Ansell Limited

CHASE CAREY
President and Chief Executive Officer
The DIRECTV Group, Inc.

PETER CHERNIN
President and Chief Operating Officer
News Corporation

KENNETH E. COWLEY
Chairman
RM Williams Holdings Limited

DAVID F. DEVOE
Chief Financial Officer
News Corporation

VIET DINH
Professor of Law
Georgetown University Law Center

SIR RODERICK I. EDDINGTON
Chairman, Australia and New Zealand
JPMorgan Chase Bank N.A.

ANDREW S.B. KNIGHT
Director
Rothschild Investment Trust Capital Partners plc

LACHLAN K. MURDOCH
Chief Executive
Illyria Pty Ltd

RODERICK R. PAIGE
Founder and Chairman
Chartwell Education Group, LLC

THOMAS J. PERKINS
Partner
Kleiner Perkins Caulfield & Byers

ARTHUR M. SISKIND
Senior Advisor to the Chairman
News Corporation

JOHN L. THORNTON
Professor of Global Leadership
Tsinghua University of Beijing

STANLEY S. SHUMAN (Director Emeritus)
Managing Director
Allen & Company LLC

Executive Officers

K. RUPERT MURDOCH
Chairman and Chief Executive Officer

PETER CHERNIN
President and Chief Operating Officer

DAVID F. DEVOE
Chief Financial Officer

ROGER AILES
Chairman and Chief Executive Officer
FOX News Channel
Chairman
Fox Television Stations and Twentieth Television

LAWRENCE A. JACOBS
Group General Counsel

Supplemental Information

SECRETARY

Laura A. O'Leary

HEAD OFFICE

1211 Avenue of the Americas
New York, NY 10036
Telephone 1 (212) 852 7000

REGISTERED OFFICE - U.S.

2711 Centerville Road, Suite 400
Wilmington, DE 19808

REGISTERED OFFICE - AUSTRALIA

2 Holt Street
Sydney, N.S.W. Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

AUDITORS

Ernst & Young LLP

SHARE LISTINGS

Class A Common Stock
Class B Common Stock
New York Stock Exchange
Australian Stock Exchange Limited
The London Stock Exchange

SHARE REGISTERS

Computershare Investor Services
Shareholder Communications Department
2 N. LaSalle Street, 3rd Floor
Chicago, IL 60602
Telephone 1 (877) 277 9781 (Toll-free)
Telephone 1 (312) 360 5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, S.A.
Australia 5000
Telephone 1300 556 239 (Within Australia)
Telephone 61 (3) 9415 4000 (Outside Australia)

Computershare Investor Services plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
Telephone 44 (870) 702 0002

REQUESTS FOR ANNUAL REPORTS

United States:
1211 Avenue of the Americas
New York, NY 10036
Telephone 1 (212) 852 7059

Australasia:
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3233

United Kingdom:
1 Virginia Street
London, E98 1XY
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

The interactive version of the News Corporation 2006 Annual Report can be found at:
www.newscorp.com

News Corporation has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year ended June 30, 2006 filed with the Securities and Exchange Commission certificates of News Corporation's Chief Executive Officer and Chief Financial Officer respectively certifying the quality of the Company's public disclosure. News Corporation's Chief Executive Officer has submitted to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by News Corporation of the NYSE corporate governance listing standards.

NEWS CORPORATION NOTICE OF MEETING

A separate Notice of Meeting and Proxy Statement for News Corporation's 2006 Annual Meeting of Stockholders accompany this Annual Report.



News Corporation

